innovation GROWTH



CORNING INC

2004 annual report and 2005 proxy statement

Corning today:

Corning Incorporated is a diversified technology company with a rich history spanning more than 150 years. Corning concentrates efforts on high-impact growth opportunities worldwide. We combine our expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the flat panel display, telecommunications, environmental and life sciences markets.



James R. Houghton
Chairman & Chief Executive Officer

to our Shareholders:

CORNING INCORPORATED'S PERFORMANCE DURING 2004 TELLS A STORY NOT ONLY OF TURNAROUND, BUT OF GROWTH. IT IS A STORY NOT ONLY OF SURVIVING THE GREATEST CHALLENGES IN OUR HISTORY, BUT OF THRIVING AGAIN IN SOME OF THE WORLD'S MOST EXCITING TECHNOLOGY MARKETS.

For two years in a row, Corning management and staff all over the world have delivered significant improvement for our shareholders, continuing to implement the plan our Management Committee formulated and launched in mid-2002. We have rebuilt a strong financial foundation for the company — and in turn, we have been able to invest in several significant growth initiatives that are building our strategic position and yielding returns for our shareholders.

We continue to be at the leading edge of a wide variety of high-growth industries — certainly with our liquid crystal display products, but also as innovation leaders in environmental and telecommunications products. Additionally, we are making significant technology advances in products for the life sciences industry.

Across all these activities, we are focused on a strategy that will fuel our long-term growth and sustain shareholder value. And we are executing that strategy on an increasingly global scale. Asia, in particular, has become a technology hotbed for the entire world, and we are operating effectively within that region to fully leverage all our global opportunities.

Our priorities for 2004

As we have done for the past few years, we structured our operating plan for 2004 against a set of very specific priorities. Here's a recap of our accomplishments:

■ Protecting our financial health

Corning's liquidity remains strong. We ended the year with $1.9 billion in cash and short-term investments — exceeding the target we had set for ourselves. Our $2 billion revolving credit agreement remains untouched, just as it has been for the past several years.

We reduced our overall debt to less than $2.7 billion. With the non-cash asset write-offs we took in the third quarter, our debt-to-capital ratio increased to 41 percent, but that should come down as we continue to reduce debt in the year ahead.

With all these encouraging factors in place, the major rating agencies improved their view of our credit during 2004. This is an important step toward our return to investment-grade ratings, a goal we are looking forward to achieving in 2005.

We have continued to focus on achieving positive free cash flow — or, simply put, bringing in more cash from operations than we spend on capital and investments. This is an ongoing challenge, particularly since our renewed growth requires a considerable amount of capital spending. But with a system-wide focus on controlling our spending — even as our overall financial picture improved — we ended the year on the positive side, well ahead of our free cash flow targets.

■ Improving our profitability

Our year-over-year total sales revenues increased nearly 25 percent in 2004. At the same time, we were very rigorous in controlling costs and improving our gross margins. Our Display Technologies segment was a major factor in our revenue improvements, and the performances of our other operating segments gave us confidence in the rest of our diverse business portfolio as well. We were especially encouraged by the improvement in our wholly-owned business units in 2004. Together, these factors help set the stage for our profitability goals in the year ahead.

■ Investing in the future

As we've been reporting to you over the past few years, we have developed a strong and diverse business portfolio through consistent investment in a broad range of technologies — and during 2004, we continued to focus on securing and extending leadership in our growth markets.

This company grows best by focusing on innovation on a global scale. We have clearly articulated this approach to both our internal organization and to Wall Street — our strength is taking our deep knowledge of materials science and manufacturing processes, and then using them to work collaboratively with our customers to solve tough problems. We follow the trends that benefit society the most — from clean air, to faster communications, to better health care — so that our efforts will always be of high value.

■ Living our Values

Underlying all our efforts is an ongoing focus on our Values — the solid foundation that guides how we plan strategically, how we interact with our customers, how we develop our employees and how we manage every other aspect of our business. We are listening intently to our employees at every level of the organization, working hard to maintain an environment that is challenging, rewarding and creative.

Winning on the global stage

As we continue to evolve as a company, we find we must take advantage of our global position like never before.

In the industries where we participate, the thought leadership is increasingly based outside the United States, particularly in Asia. The consumer electronics industry, including the liquid crystal display (LCD) business, is a case in point. All our LCD customers — and competitors — are located in Asian countries; this is where the decision-making takes place.

This pattern has formed in many of our other segments as well. In telecommunications, Korea is the country with the highest usage of broadband networks. Many of our telecom competitors are European or Japanese. In environmental products, all of our competitors are Japanese — and in the next 10 years, 40 percent of the growth in worldwide auto production will be in China.

Accordingly, we are in the process of locating portions of our research and manufacturing capacities closer to our customers. And this past year, for the first time, more than half of our workforce was based outside the United States.

We know that in the ever-widening scope of our business, there remain some factors beyond our control. With so many of our revenues coming in non-U.S. currencies, we are subject to significant fluctuations in foreign exchange rates. Our markets are still highly dynamic and they will continue to face ongoing cycles as part of their overall growth pattern. There are obvious political risks in some of the countries where we are operating and trying to expand.

So we are keeping a relentless focus on what we *can* control. In general, that involves our continuous quest to take unnecessary costs out of our system — and, at the same time, to reduce complexity and create efficient scalability across all our processes. It's an enormous challenge — but our formula for addressing it is working.

Why we're up to the challenge

The Management Committee and I remain as confident as ever that Corning will continue along its path toward long-term growth and shareholder rewards. We base that confidence largely on three things:

THE STRENGTH OF OUR INNOVATION CULTURE. Our strongest competitive strength has always been — and continues to be — our unparalleled understanding of glass and ceramics, materials science, and in-depth manufacturing and process expertise. Our ongoing investments in research and development have built a technology portfolio that is both broad and deep. We are working toward our goal of minimizing our dependence on a single technology platform — and thus, being able to better weather inevitable cycles. Our world-class laboratories at Sullivan Park remain the heart of our innovation culture, and our scientists there have learned to work seamlessly with research teams all over the world.

THE STRENGTH OF OUR LEADERSHIP TEAM. This starts with our Board of Directors, whose members are very active and supportive of the strategic processes that helped us return to stability and thrive once again. It continues with our seasoned leadership team, a group of men and women who inspire me daily with their wisdom, strategic competencies and deep understanding of Corning's core businesses and technologies. And these leaders are directing a remarkable, highly dedicated workforce — skilled professionals who have worked together to ensure the future of our company, and who have continued to demonstrate a deep pride of association with Corning.

THE STRENGTH OF OUR VALUES. We remain devoted to the principle that "how we do things" is as important as "what we get done." And we will never compromise on this issue. Our entire organization has heard me say many times that our Values form the context within which we operate. Our strategy and operating plans form the content of our business life, but that content is only fruitful within the context formed by our Values — Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual. Because they address the entire scope of our business responsibilities, the Values help us manage through the tensions that will inevitably arise with the decisions we face every day. And because they have been part of our culture for so many years, it is second nature to us to rely on them to guide our every action. This is exactly what we will continue to do.

Looking ahead

Our history — stretching back more than 150 years and repeating itself, over and over, right up to the current day — shows that our future is as promising as ever. Thank you for sharing my confidence in Corning. I believe the years ahead will be filled with great achievements, great discoveries and great benefits for all our stakeholders.

Sincerely,

James R. Houghton
Chairman & Chief Executive Officer

Transitions

I want to review with you here an announcement that we made in late January.

Back in 2002 — when I returned as Chairman and Chief Executive Officer — the Board of Directors and I had no timetable for how long I would remain in either of these roles. Rather, we agreed to simply wait until the time seemed right to make any major leadership transitions.

And now, three years later, the time is right to implement the succession plans that have been evolving for some time.

Therefore, I recommended to the board in January that Wendell P. Weeks become president and chief executive officer for Corning Incorporated. The board enthusiastically endorsed my recommendation. And this transition will take place on April 28, the day of our annual shareholders meeting.

I also agreed to remain in my active role as Chairman for as long as the board wishes. And I will continue working very closely with Wendell and the other members of the Management Committee.

Over the past several years, the other board members and I have had the opportunity to observe Wendell during the most difficult time in the company's history. We are confident that he will provide the vision and day-to-day leadership necessary to carry out the company's business priorities. His 22 years of leadership experience across a wide variety of businesses has given him a deep understanding of how the company works and what needs to be done for it to continue to perform successfully. He is passionately devoted to the success of the company. He is the right person for the job — and he has the full support of the board and the Management Committee as they continue guiding the company forward.

Corning will remain on the same strategic path we have formulated and implemented over recent years. We have made tremendous strides in recovering from a wrenching downturn, and we have begun to thrive again — with a very promising future. You can expect that pattern to continue.

I take this opportunity to thank you, our shareholders, for your encouragement and support — and Wendell and I look forward to continuing our service to you.

James R. Houghton



Ingrained,

Science & Technology

It's hard to imagine a company that has gone through more change than Corning. From our earliest days of creating railroad lanterns that could withstand extreme temperature changes, through our role in bringing light bulbs, television tubes and optical fiber to market, we have always been at the heart of the world's most exciting industries. And those industries are always changing.

We have always been passionately driven by the belief that something newer, something better, something that can dramatically benefit people's lives, is always within our reach.

Over the past few years, we have undergone an intense period of introspection to truly understand and appreciate the unique aspects of our innovation culture. We are now capitalizing on those factors as we strategize for the future.

We have identified a potent innovation recipe to guide us as we continue to invest in research and development. That recipe begins with our deep understanding of specific technologies — from materials science to optical physics, surface science and biochemistry. We couple that understanding with the capacity to identify customers' difficult systems problems. We recognize that these solutions must have highly demanding attributes, and we develop the right combination of materials and processes to create those attributes. The result is a unique component — a keystone component — that is an essential enabler in our customers' systems.

We have rigorously maintained our investments in new discoveries, even during the dramatic restructuring of the first part of this decade. About 10 percent of our revenues go directly to research and development. Last year, the largest portion of that budget went toward development of our new diesel filters and substrates as we approach critical deadlines within that market. We also continue to invest in next-generation products for our other growth businesses — finding ways to make LCD glass panels even larger while preserving their quality, for example. We're investing, too, in development of higher-power transmitting optical fiber for broadband applications, and new drug discovery and development tools for our Life Sciences segment.

And we will continue to invest in exploratory research and new markets to uncover even more opportunities — including the broad needs of the future energy and environmental markets, such as fuel cells and filtration technologies. We will always be ready for change — and ready to thrive on the toughest scientific challenges imaginable.

Recipe for success

By clearly articulating our innovation recipe, we are able to more rigorously focus our research efforts on our proven strengths and help solve our customers' challenges more quickly and cost-effectively. This is reflected in the number of new products we commercialize each year. A standard measure for the strength of a company's inventive capacity is the size of its new-product portfolio. For Corning in 2004, 90 percent of sales came from products less than four years old. Our researchers also secured 318 patents, filed 547 internal technical reports and published 197 external technical papers — clear signs of the vitality and forward-thinking approach of our technical community.

DISPLAY TECHNOLOGIES



In 2004, Display Technologies helped to strengthen Corning's long tradition of technical leadership and innovation. Our worldwide leadership position in the liquid crystal display (LCD) industry is founded on our proprietary fusion process, the attributes of our pristine glass, and our dedication to supplying the industry with substrates when — and where — they are needed. The LCD glass market volume grew by an impressive 60 percent in 2004, and we expect strong market growth to continue for the next several years.

Our customers are the market-leading LCD panel makers, and through our long-term relationships with them, we have gained an in-depth understanding of their complex challenges. To better serve them, we have facilities in Taiwan and Japan, and in Korea through Samsung Corning Precision Glass Co. Ltd., jointly owned by Samsung Electronics Co. Ltd. and Corning. The teams at these facilities also work closely with our research, development and commercial staff in Corning, N.Y. and with our LCD glass plant in Harrodsburg, Ky.

Our exceptionally clean, flat, stable substrates are foundation components upon which our customers manufacture display panels. Our innovations in LCD glass, which began in the 1970s, today are making possible smaller and lighter electronic devices, bigger screens, richer colors, and remarkably high-resolution images. Consumer demand is on the rise for high-definition LCD televisions, monitors, and portable display products. Corning and Samsung Corning Precision together supply the substrates used in the majority of these displays, so the demand for our substrates increases as these devices become more popular.

Due to growing screen sizes, a strong focus on cost reduction, and the transition to LCD television, the industry has migrated to the use of Generation 5 substrates and larger. These larger substrates are produced by scaling our proprietary fusion process and maintaining exacting quality requirements. This allows our customers to produce larger displays, as well as more panels per substrate. To respond to market growth, we invested nearly $640 million last year for capital expansions. Most of that activity was in Taiwan, where we have begun construction on a second plant.

Since our fusion process is modular, we are particularly well-suited to address market fluctuations. We can tailor the rate of our expansions to meet the changing needs of our customers. We use multiple independent sources to develop our market forecasts, and analyze the impact of the market dynamics. We plan to take full advantage of our leading position and opportunities in this market.

For generations to come

Just a few years ago, Corning was the first to produce Generation 4 size glass, the largest substrate at that time. Our customers could produce four LCD panels per substrate for 17-inch desktop monitors. In 2002, we were the first in the market to produce Generation 5 glass, which tripled the number of those same panels that could be produced per substrate.

In 2003, we again were the first to market with a new Generation 6 substrate. And our market-leading innovations continue. We recently developed Generation 7 substrate technology and Samsung Corning Precision has begun supplying commercial quantities of this new size to Korean display manufacturers. While barely more than a half-millimeter thick, it measures an astonishing 6 by 7 feet. A Generation 6 size substrate can produce eight 32-inch TV panels, and a Generation 7 substrate can produce 12 of the same-size panels. These large-generation substrates offer dramatic economies of scale for our customers.

Exploring the Possibilities,



enabling Technologies,


strial Averag
Last Sale
home

TELECOMMUNICATIONS

Broadband continues to change the way we work, live and play. Corning has remained closely connected to this phenomenon even during the instability of the telecommunications industry in recent years. And while the near-term recovery of that industry remains less than robust, we are reaping both revenues and strategic benefits from our fiber-to-the-x (FTTx) initiative.



Corning has long considered FTTx to be a major opportunity because it fits well with so many of our core strengths. Of various broadband technologies, optical fiber sets the standard for security and high bandwidth — thus increasing networks' potential for carrying revenue-generating content. Our optical fiber remains the world's standard for quality and performance. Our cable, hardware and equipment product lines are helping telecommunications carriers dramatically reduce the costs of deploying their broadband networks — often by as much as half. We have released dozens of new innovative products in the past year, largely aimed at reducing costs of installation. This, in turn, helps carriers provide FTTx connections that are fast, reliable and cost-effective.

Many global business and social phenomenon are driving the demand for the lightning-fast connections that only optical fiber can provide. For example, peer-to-peer communication — which involves transmission of data-heavy files like movies, music and software — continues to challenge current networks. As a result, carriers around the world are accelerating their plans to introduce broadband to their customers.

Also driving broadband use are consumer entertainment applications like high-definition television and video on demand. Of course, Corning is watching these trends closely because of their connection to our liquid crystal display business. But there are broad implications for our FTTx product lines as well. Broadband can bring cinema-quality video and sound direct to the consumer, making full use of innovative flat-panel TV technology. Distance learning, too, can drive demand for broadband as students seek real-time access to libraries, teachers, other students and classes, regardless of location. And online gaming — though accounting for only a small percentage of U.S. Internet traffic right now — is exploding in other parts of the world, especially in Asia.

Broadband is about much more than fun and games. Health care companies are beginning to rely on broadband to monitor patients through a variety of sophisticated means, including robots that monitor a patient's vital signs and instantly transmit them to a doctor's office. And Corning will continue to be there, providing the high-quality, value-adding telecommunications products that network operators have known and trusted for decades.

The basic structure of telecommunications networks

Most networks have three main layers. The first is the long-haul portion, which carries signals from city to city. Optical fiber has replaced copper in most of these connections during recent years. Next are the metro networks, which form rings of connectivity around cities. Fiber is gradually replacing copper in these networks, which include the central offices of most regional carriers. Finally, there are the local access networks, which connect central offices to customers. Most of these networks are still more than 90 percent copper, thus representing a large opportunity for fiber.

Corning is already proving its strength in this arena. In early 2004, a customer began large-scale deployment of our products to neighborhoods in the U.S. as they expanded their fiber-to-the-premises (FTTP) networks. The result: more than one million individual homes passed.



A healthy future

Most diesel engines produce particulate matter, or soot, that contributes to smog, global climate change and human health problems. Corning's innovation efforts are aimed at reducing the amount of soot that these engines release into the atmosphere. We are addressing this problem with two families of advanced ceramic product solutions: substrates and filters.

Our ceramic flow-through substrate is a honeycomb-like structure with thousands of parallel channels. Similar to our automotive substrates but generally larger in size, the diesel substrate is a critical component of the catalytic converter used to clean up engine emissions. Diesel oxidation catalysts cut soot by reducing hydrocarbons and the soluble organic fraction of particulate emissions.

To further reduce soot emissions, some engines also require systems incorporating our diesel particulate filter. The filter, which also features a honeycomb design, traps soot on the cell walls while exhaust flows through. The filter can be cleaned periodically with high levels of heat, which consumes the soot.

For several years, Corning has focused considerable strategic planning effort on what we have termed the "diesel opportunity." Based on our 30-year history in creating clean-air products for gasoline-powered vehicles, we became convinced we could also help diesel engine and vehicle manufacturers reduce harmful emissions as well. With global environmental regulations becoming more stringent around the world, the scenario has all the elements of Corning's most classic success stories: customers with extremely difficult problems, commercial opportunities on a global scale, distinct advantages in a field of tough competitors, and the chance to contribute something important to society.

During 2004, our "diesel opportunity" started to become the "diesel reality." Early in the year, we opened what many consider to be the world's most advanced manufacturing facility for diesel substrates and filters. Our $200 million investment in this advanced-technology facility in Erwin, N.Y. took our presence in the environmental field to a brand-new level. We have numerous multi-year agreements in place with key heavy- and medium-duty engine manufacturers, and our new diesel plant will be supplying them with the products they need to clean the diesel emissions from their engines. Meanwhile, we continue to invest substantially in research and development as we rigorously model and test product performance and create prototypes that are innovative, yet practical.

Today's demand is just the beginning of what we foresee as a robust and growing market. And this year, we are entering an extremely critical period. Heavy- and medium-duty engine makers are finalizing their plans for the 2007 model year, when new clean-air standards will take effect in the United States. We are also aggressively developing unique filter products for the rapidly growing automotive diesel market, led today by Europe — where nearly half of all cars are diesel-powered. So, to the extent we can win a place in customers' "design-in" decisions, we will be well-positioned to advance our market leadership.

Accordingly, we are actively working with all current and prospective heavy- and medium-duty and automotive diesel engine makers to deepen our understanding of their unique set of challenges. They all have a need for advanced products that will reduce harmful emissions, while not compromising the durability and fuel-efficiency that has always been the hallmark of the diesel engine. But engine designs and other parameters vary widely, so customized innovations will help add to the overall success of their engines. Our technology capability and process expertise is equipping us with a unique value proposition. We expect our diesel product lines will double the size of our Environmental Technologies segment by the end of the decade.


eading to Discover,



Life Sciences is one of Corning's oldest operating segments. Its origins stretch as far back as 1915, when the company developed a line of Pyrex® beakers, flasks and other glassware for use in scientific laboratories. The move was a natural outgrowth of the Pyrex® reputation for cleanliness and efficiency in the kitchen.

Over time, we built upon the brand recognition of our trusted labware and developed a significant line of products to enable drug discovery. And in recent years — with decades of knowledge, strong customer relationships, and a number of new discoveries to our credit — our Life Sciences operation has been regaining a strategic place in our technology portfolio.

At the heart of our strength in this arena is our unique ability to combine surface technologies, optical physics and biology. We draw on all these capabilities to provide our customers — ultimately, the scientists at some of the world's leading pharmaceutical companies, research institutions and universities — with the solutions they need for their research problems.

Our customers focus much of their research on cells and cell components related to specific diseases or conditions. The surfaces of our cell culture products are critical to creating the exacting environment they need for cell experimentation. Our patented line of products helps to preserve and carefully control that environment — for example, allowing biological material to bind to the experimentation surface if that's what the researcher requires. Having a stable, consistent cell environment can help researchers do their work with confidence, free of additional variables that might disrupt or alter the scientific process.

New waves of medical discovery lead to even more specialized and advanced forms of research. So new scientific tools are continually in demand. Our new-product development process is an ongoing affair, based on constant dialogue and mutual trust with our customers — many of whom have been with us for decades. Through this commitment to partnership, we are able to develop the equipment they need at the time they need it — giving them even more efficiency and reliability as they unravel the mysteries of medicine.

During 2004, Life Sciences accounted for about 8 percent of our revenues. But the brand awareness and trust we have built with our customers over the past century — along with our cutting-edge solutions to their most pressing needs — is setting the stage for much more growth in the future.



Biophotonics: Finding life-saving answers quickly

Perhaps more than any other Corning organization, the Life Sciences segment brings together a host of technologies that were originally developed in support of other businesses. By continually probing our full technology portfolio, we have added even more significant capabilities to our Life Sciences product line over the past two years.

Our innovations in materials, surfaces and optics — when applied to our knowledge of biology — are resulting in an emerging technology called biophotonics. This technology uses the science of generating and harvesting light to image, detect and manipulate biological materials. And it forms the basis of our Epic™ system, which we expect to be a true competitive differentiator for us in the growing biomolecular screening field.

Using this unique patented system, researchers take exacting measurements of light reflections to measure how drug compounds are interacting with disease cells. And, unlike other technologies, this use of biophotonics allows precise testing to take place very early in the drug screening process — with highly accurate results. The microplates that are core to the system allow great efficiency in the process — or, high-throughput screening. These are all essential factors in helping to bring down the cost of drug discovery and in making life-saving medicines available and affordable for consumers.

the Management Committee

The members of Corning's Management Committee: James R. Houghton, Chairman & Chief Executive Officer; James B. Flaws, Vice Chairman & Chief Financial Officer; Wendell P. Weeks, President & Chief Operating Officer; Peter F. Volanakis, President — Corning Technologies; Joseph A. Miller, Executive Vice President & Chief Technology Officer; Kirk P. Gregg, Executive Vice President & Chief Administrative Officer; Pamela C. Schneider, Senior Vice President & Operations Chief of Staff.



James R. Houghton



James B. Flaws



Wendell P. Weeks



Peter F. Volanakis



Joseph A. Miller



Kirk P. Gregg



Pamela C. Schneider

Financial Highlights:

in millions, except per share amounts

	2004	2003	2002	2001	2000
NET SALES	**$ 3,854**	$3,090	$ 3,164	$ 6,047	$6,920
(Loss) income from continuing operations	**(2,185)**	(223)	(1,780)	(5,532)	363
Income from discontinued operations	**20**	—	478	34	59
NET (LOSS) INCOME	**$(2,165)**	$ (223)	$(1,302)	$(5,498)	$ 422
(LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS*	**$(2,165)**	$ (223)	$(1,430)	$(5,499)	$ 421
DILUTED (LOSS) EARNINGS PER COMMON SHARE					
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)	$ (5.93)	$ 0.41
Discontinued operations	**0.01**	—	0.46	0.04	0.07
NET (LOSS) INCOME PER COMMON SHARE	**$ (1.56)**	$ (0.18)	$ (1.39)	$ (5.89)	$ 0.48

* Net of preferred dividend requirements for Series B convertible stock and Series C mandatory convertible preferred stock.

Corning Incorporated
2005 Proxy Statement and 2004 Annual Report
Index

Notice of 2005 Annual Meeting of Shareholders and Proxy Statement

CORNING
Discovering Beyond Imagination

Notice of 2005
Annual Meeting of Shareholders
and Proxy Statement

Notice of Annual Meeting

To Shareholders of Corning Incorporated:

You are cordially invited to attend the Annual Meeting of Corning Incorporated which will be **held in The Corning Museum of Glass Auditorium, Corning, New York, on Thursday, April 28, 2005 at 11:00 o'clock A.M.** The principal business of the meeting will be:

(1) To elect four Directors for three-year terms;

(2) To approve the adoption of the 2005 Employee Equity Participation Program;

(3) To ratify the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for fiscal year ending December 31, 2005; and

(4) To transact such other business as may properly come before the meeting.

Your vote is important to us. Please vote by one of the following methods whether or not you plan to attend the meeting:

- Via the internet.

- By telephone.

- By (see instructions on proxy card) returning the enclosed proxy card.

By order of the Board of Directors.

Denise A. Hauselt
Secretary and Assistant General Counsel

Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

March 1, 2005

About the Meeting

Why Did You Send Me This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2005 Annual Meeting of Shareholders. This proxy statement summarizes information concerning the matters to be presented at the meeting and related information that will help you make an informed vote at the meeting. This proxy statement and the accompanying proxy card are first being mailed to shareholders on or about March 8, 2005.

When Is The Annual Meeting?

The annual meeting will be held on Thursday, April 28, 2005, at 11:00 a.m., EST, at The Corning Museum of Glass Auditorium, Corning, New York.

What Am I Voting On?

At the annual meeting, you will be voting:

- To elect four directors for three year terms;
- To approve the adoption of the 2005 Employee Equity Participation Program;
- To ratify the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2005; and
- Any other matter, if any, as may properly come before the meeting and any adjournment or postponement of the annual meeting.

How Do You Recommend That I Vote On These Items?

The Board of Directors recommends that you vote **FOR** each of the director nominees, **FOR** the adoption of the 2005 Employee Equity Participation Program and **FOR** the ratification of the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2005.

Who Is Entitled To Vote?

You may vote if you owned our common shares as of the close of business on March 1, 2005, the record date for the annual meeting.

How Many Votes Do I Have?

You are entitled to one vote for each common share you own. As of the close of business on February 2, 2005, we had 1,409,728,400 common shares outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the meeting.

How Do I Vote By Proxy Before The Meeting?

Before the meeting, you may vote your shares in one of the following three ways:

- By Internet at **www.computershare.com/us/proxy**.
- By Telephone (from the United States and Canada only) at 1(866) 516-0979.
- By mail by completing, signing, dating and returning the enclosed proxy card in the postage paid envelope provided.

Please refer to the proxy card for further instructions on voting via the Internet and by Telephone.

Please use only one of the three ways to vote.

Please follow the directions on your proxy card carefully. If you hold shares in the name of a broker, your ability to vote those shares by Telephone or via the Internet depends on the voting procedures used by your broker, as explained below under the question "How Do I Vote If My Broker Holds My Shares In "Street Name"?" The New York Business Corporation Law provides that a shareholder may appoint a proxy by electronic transmission, so we believe that the Telephone and Internet voting procedures available to shareholders are valid and consistent with the requirements of applicable law.

May I Vote My Shares In Person At The Meeting?

Yes. You may vote your shares at the meeting if you attend in person, even if you previously submitted a proxy card or voted by Internet or Telephone. Whether or not you plan to attend the meeting, however, we encourage you to vote your shares by proxy before the meeting.

May I Change My Mind After I Vote?

Yes. You may change your vote or revoke your proxy at any time before the polls close at the meeting. You may change your vote by:

- signing another proxy card with a later date and returning it to Corning's Corporate Secretary at One Riverfront Plaza, Corning, NY 14831, prior to the meeting;
- voting again by Telephone or via the Internet prior to the meeting; or
- voting again at the meeting.

You also may revoke your proxy prior to the meeting without submitting any new vote by sending a written notice that you are withdrawing your vote to our Corporate Secretary at the address listed above.

What Shares Are Included On My Proxy Card?

Your proxy card includes shares held in your own name and shares held in any Corning plan. You may vote these shares by Internet, Telephone or mail, all as described on the enclosed proxy card.

How Do I Vote If I Participate In The Corning Investment Plan?

If you hold shares in the Corning Investment Plan, which includes shares held in the Corning Stock Fund in the 401(k) plan, these shares have been added to your other holdings on your proxy card. Your completed proxy card serves as voting instructions to the trustee of the plan. You may direct the trustee how to vote your plan shares by submitting your proxy vote for those shares, along with the rest of your shares, by Internet, Telephone or mail, all as described on the enclosed proxy card. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions.

How Do I Vote If My Broker Holds My Shares In "Street Name"?

If your shares are held in a brokerage account in the name of your bank or broker (this is called "street name"), those shares are not included in the total number of shares listed as owned by you on the enclosed proxy card. Instead, your bank or broker will send you directions on how to vote those shares.

Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?

If your shares are held in the name of a brokerage firm, your shares might be voted even if you do not provide the brokerage firm with voting instructions. Under the rules of the New York Stock Exchange, on certain "routine" matters, brokerage firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. The election of directors and the proposal to ratify the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors are considered routine matters for this purpose, assuming that no contest arises as to any of these matters. The proposal to adopt the 2005 Employee Equity Participation Program is not considered a routine matter and your bank or broker will not be permitted to vote your shares unless proper voting instruction is received from you.

What If I Return My Proxy Card Or Vote By Internet Or Phone But Do Not Specify How I Want To Vote?

If you sign and return your proxy card or complete the Internet or Telephone voting procedures, but do not specify how you want to vote your shares, we will vote them:

- **FOR** the election of each of the director nominees.
- **FOR** the adoption of the 2005 Employee Equity Participation Program.
- **FOR** the approval of the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2005.

If you participate in the Corning Investment Plan and do not submit timely voting instructions, the trustee of the plan will vote the shares in your plan account in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions, as explained above under the question "How Do I Vote If I Participate In The Corning Investment Plan?"

What Does It Mean If I Receive More Than One Proxy Card?

If you received more than one proxy card, you have multiple accounts with your brokers or our transfer agent. Please vote all of these shares. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. You may contact our transfer agent, Computershare Investor Services, LLC, at 1-800-255-0461.

Who May Attend The Meeting?

The annual meeting is open to all holders of our common shares. To attend the meeting, you will need to register upon arrival. We also may check for your name on our shareholders' list and ask you to produce valid identification. If your shares are held in street name by your broker or bank, you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own Corning shares, it is possible that you may not be admitted to the meeting.

May Shareholders Ask Questions At The Meeting?

Yes. Our representatives will answer your questions of general interest at the end of the meeting. In order to give a greater number of shareholders the opportunity to ask questions, we may impose certain procedural requirements, such as limiting repetitive or follow-up questions.

How Many Shares Must Be Present To Hold The Meeting?

In order for us to conduct our meeting, a majority of our outstanding common shares as of March 1, 2005, must be present in person or by proxy at the meeting. This is called a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, Telephone or mail.

How Many Votes Are Needed To Elect Directors?

The director nominees receiving the highest number of "FOR" votes will be elected as directors. This number is called a plurality. Consequently, shares that are not voted, because you marked your proxy card to withhold authority for all or some nominees, or because you did not complete and return your proxy card, will have no impact on the election of directors.

How Many Votes Are Needed To Approve The Adoption Of The 2005 Employee Equity Participation Program?

Approval of the 2005 Employee Equity Participation Program requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How Many Votes Are Needed To Ratify The Appointment Of PricewaterhouseCoopers LLP As Our Independent Auditors?

Shareholder approval for the appointment of our independent auditors is not required, but the Audit Committee and the Board are submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of our shareholders. The ratification of the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote. If the appointment of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will reconsider its future selection.

What Is A "Broker Non-Vote"?

If you own shares through a bank or broker in street name, you may instruct your bank or broker how to vote your shares. A "broker non-vote" occurs when you fail to provide your bank or broker with voting instructions and the bank or broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a routine matter under the New York Stock Exchange rules. As explained above under the question "Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?", Proposal 1 (election of directors) and Proposal 3 (ratification of the appointment of our independent auditors) are considered routine matters under the applicable rules, so your bank or broker will have discretionary authority to vote your shares held in street name on those items, whilst Proposal 2 (approval of the 2005 Employee Equity Participation Program) is not considered a routine matter, so your bank or broker will not have discretionary authority to vote your shares held in street name on that item. A broker non-vote may also occur if your broker fails to vote your shares for any reason.

How Will Broker Non-Votes Be Treated?

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote, so they will have no effect on the outcome of any proposal.

How Will Abstentions Be Treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the effect as votes against a proposal.

How Will Voting On "Any Other Business" Be Conducted?

We have not received proper notice of, and are not aware of, any business to be transacted at the meeting other than as indicated in this proxy statement. If any other item or proposal properly comes before the meeting, the proxies received will be voted on those matters in accordance with the discretion of the proxy holders.

Who Pays For The Solicitation Of Proxies?

Our Board of Directors is making this solicitation of proxies on our behalf. We will pay the costs of the solicitation, including the costs for preparing, printing and mailing this proxy statement. We have hired Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies. It may do so by telephone, in person or by other electronic communications. We anticipate paying Georgeson a fee of $13,000 plus expenses, for these services. We also will reimburse brokers, nominees and fiduciaries for their costs in sending proxies and proxy materials to our shareholders so you can vote your shares. Our directors, officers and regular employees may supplement Georgeson's proxy solicitation efforts by contacting you by telephone or electronic communication or in person. We will not pay directors, officers or other regular employees any additional compensation for their proxy solicitation efforts.

How Can I Find The Voting Results Of The Meeting?

We will include the voting results in our Form 10-Q for the quarter ending June 30, 2005, which we expect to file with the Securities and Exchange Commission (SEC) on or before August 9, 2005.

How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At, Next Year's Annual Meeting?

If you wish to submit a proposal to be included in our proxy statement for our 2006 Annual Meeting of Shareholders, we must receive it at our principal office on or before November 10, 2005. Please address your proposal to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831.

We will not be required to include in our proxy statement a shareholder proposal that is received after that date or that otherwise does not meet the requirements for shareholder proposals established by the SEC or set forth in our bylaws.

If you miss the deadline for including a proposal in our printed proxy statement, or would like to nominate a director or bring other business before the 2006 Annual Meeting of Shareholders, under our current bylaws (which are subject to amendment at any time), you must notify our Corporate Secretary in writing not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then the notice shall be received no earlier than 120 days or later than 90 days prior to such annual meeting or the tenth day after public announcement is made with respect to the meeting. For our 2006 Annual Meeting of Shareholders, we must receive notice on or after December 30, 2005, and on or before January 29, 2006.

Are You "Householding" For Shareholders Sharing The Same Address?

Yes. The SEC's rules regarding the delivery to shareholders of proxy statements, annual reports, prospectuses and information statements permit us to deliver a single copy of these documents to an address shared by two or more of our shareholders. This method of delivery is referred to as "householding," and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. This year, we are delivering only one proxy statement and 2004 Annual Report to multiple shareholders sharing an address, unless we receive instructions to the contrary from one or more of the shareholders. We will still be required, however, to send you and each other shareholder at your address an individual proxy voting card. If you nevertheless would like to receive more than one copy of this proxy statement and our 2004 Annual Report, we will promptly send you additional copies upon written or oral request directed to our transfer agent, Computershare Investor Services, LLC, toll free at 1-800-255-0461, or to our Corporate Secretary at Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. The same phone number and address may be used to notify us that you wish to receive a separate annual report or proxy statement in the future, or to request delivery of a single copy of an annual report or proxy statement if you are receiving multiple copies.

PROPOSAL 1—Election of Directors

Corning's Board of Directors is divided into three classes. Each of the nominees for the office of director, Messrs Brown, Gund, Hennessy and Ruding were elected by Corning's security holders on April 25, 2002. The terms of Messrs. Brown, Gund, Hennessy and Ruding expire this year. Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If a nominee is not able to serve, proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. No nominee now owns beneficially any of the securities (other than directors' qualifying shares) of any of Corning's subsidiary companies. We have included below certain information about the nominees for election as directors and the directors who will continue in office after the Annual Meeting.

Nominees for Election as Directors

Nominees For Election For Terms Expiring in 2008



John Seely Brown ‡
Retired Chief Scientist
Xerox Corporation

Dr. Brown has served Xerox Corporation since 1978 in various scientific research positions, in 1986 being elected vice president in charge of advanced research and being director of the Palo Alto Research Center from 1990 to 2000. Dr. Brown was named chief scientist of Xerox in 1992, retiring in 2002. He is currently a visiting scholar at USC. Dr. Brown is a director of Amazon Inc., Polycom, Inc. and Varian Medical Inc. Director since 1996. Age 64.



Gordon Gund ‡
Chairman and Chief Executive Officer
Gund Investment Corporation

Besides being the Chairman and CEO of Gund Investment Corporation which was founded in 1968, Mr. Gund is co-founder and Chairman of The Foundation Fighting Blindness. The Foundation Fighting Blindness is a national, non-profit organization dedicated to finding the causes, treatments and/or cures for retinitis pigmentosa, age-related macular degeneration, and allied retinal degenerative diseases. He is a director of the Kellogg Company. Director since 1990. Age 65.



John M. Hennessy ‡
Senior Advisor
Credit Suisse First Boston

Mr. Hennessy became managing director of First Boston Corporation in 1974 after serving as Assistant Secretary of the U.S. Treasury (Presidential appointment). In 1989 he was elected chairman of the executive board and group chief executive officer of Credit Suisse First Boston. Mr. Hennessy retired from active employment from Credit Suisse First Boston at the end of 1996 but retains the role of Senior Advisor to the firm. He is on five non-profit boards of directors. Director since 1989. Age 68.



H. Onno Ruding ‡
Retired Vice Chairman
Citicorp and Citibank, N.A.

Dr. Ruding has served private firms and the public (serving as Minister of Finance of The Netherlands from 1982-1989) in various financial positions, serving as a director of Citicorp and Citibank, N.A. from 1990 and 1998, respectively, to September 30, 2003 and vice chairman of Citicorp and Citibank, N.A. from 1992 to September 30, 2003. Dr. Ruding retired from active employment from Citicorp and Citibank, N.A. on September 30, 2003. Dr. Ruding is also a director of Alcan, Holcim, BNG (Bank for the Netherlands Municipalities) and RTL Group, a member of the international advisory committees of Robeco, Citigroup, the Federation of Korean Industries and the Federal Reserve Bank of New York and a member of UNIAPAC, the Committee for European Monetary Union, the Pontifical Council Justice and Peace, the European Advisory Board of the American-European Community Association, and the International Bureau of Fiscal Documentation and the Trilateral Commission. Dr. Ruding is the chairman of the Center for European Policy Studies (CEPS) and the chairman of the Advisory Council of the Amsterdam Institute of Finance. Director since 1995. Age 65.

The Board of Directors recommends a vote FOR the election of each of the director nominees.

Directors Continuing in Office

Directors Whose Terms Expire in 2007



Jeremy R. Knowles ‡
Amory Houghton Professor of Chemistry
And Biochemistry Harvard University

Dr. Knowles is a current faculty member of Harvard University. Dr. Knowles, a distinguished chemist, joined the Harvard faculty from Oxford University in 1974. He became the Amory Houghton Professor of Chemistry and Biochemistry in 1979 and was appointed dean of the Faculty of Arts and Sciences in 1991. He stepped down as dean in 2002. Dr. Knowles is a Fellow of the Royal Society, the American Academy of Arts and Sciences, and the American Philosophical Society, and a Foreign Associate of the National Academy of Sciences. He also serves as a trustee of the Howard Hughes Medical Institute. Director since 2002. Age 69.



Eugene C. Sit ‡
Chairman—Chief Executive Officer and Chief Investment Officer
Sit Investment Associates, Inc.

Mr. Sit is a Chartered Financial Analyst and a Certified Public Accountant. He founded Sit Investment Associates (SIA) in 1981, and his prior business experience included serving as the Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors Inc., formerly known as IDS Advisory. Mr. Sit currently serves as a director of Smurfit-Stone Container Corporation, and as chairman and director for the various companies of SIA. He has been actively involved as a trustee and officer in several educational, professional and community organizations, and he currently serves as a trustee of Carleton College, is on the Honorary Council of The Minnesota Historical Society, and is a member of the Advisory Council of the Carlson School of Management, International Programs, and is on the Dean's Board of Visitors for the Medical School of the University of Minnesota. Director since 2004. Age 66.



William D. Smithburg ‡
Retired Chairman, President and
Chief Executive Officer
The Quaker Oats Company

Mr. Smithburg joined Quaker Oats in 1966, being elected president in 1979, chief executive officer in 1981 and chairman in 1983. He also served as president from November 1990 to January 1993 and from November 1995 to November 1997 when he retired. Mr. Smithburg is a director of Abbott Laboratories, Northern Trust Corporation, and Smurfit-Stone Container Corporation. Director since 1987. Age 66.



Hansel E. Tookes II ‡
Retired Chairman and Chief Executive Officer
Raytheon Aircraft Company

Mr. Tookes retired from Raytheon Company in December 2002. Since joining Raytheon in 1999 he has served as president of Raytheon International, chairman and chief executive officer of Raytheon Aircraft and executive vice president of Raytheon Company. From 1980 to 1999 Mr. Tookes served United Technologies Corporation as president of Pratt and Whitney's Large Military Engines Group and in a variety of other leadership positions. He is a director of Ryder Systems Inc. and a member of the National Academies Aeronautics and Space Engineering Board. Director since 2001. Age 57.



Wendell P. Weeks*
President and Chief Operating Officer
Corning Incorporated

Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Opto-Electronics Components Business in 1995, vice president and general manager — Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president, Corning Optical Technologies in 2001 and to his present position in 2002. Mr. Weeks will become president and chief executive officer on April 28, 2005. Mr. Weeks is a director of Merck & Co., Inc. Director since 2000. Age 45.

Directors Whose Terms Will Expire in 2006



James B. Flaws*
Vice Chairman and Chief Financial Officer
Corning Incorporated

Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. He was named assistant treasurer in 1993, vice president and controller in 1997, vice president of finance and treasurer later in 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his present position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Director since 2000. Age 56.



James R. Houghton*
Chairman and Chief Executive Officer
Corning Incorporated

Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive Chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected to his present position. Mr. Houghton will retire as our chief executive officer effective April 28, 2005. He will continue as chairman of the Board. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Director since 1969. Age 69.



James J. O'Connor ‡
Retired Chairman of the Board and
Chief Executive Officer
Unicom Corporation

Mr. O'Connor joined Commonwealth Edison Company in 1963. He became president in 1977, a director in 1978 and chairman and chief executive officer in 1980. In 1994 he was also named chairman and chief executive officer of Unicom Corporation, which then became the parent company of Commonwealth Edison Company, retiring in 1998. Mr. O'Connor is a director of Smurfit-Stone Container Corporation, UAL Corporation, United Airlines and Trizec Properties, Inc. Director since 1984. Age 67.



Deborah D. Rieman ‡
Retired President and Chief Executive Officer
Check Point Software Technologies, Incorporated

Dr. Rieman has more than twenty-five years of experience in the software industry. She currently manages a private investment fund. From 1995 to 1999, she served as president and chief executive officer of Check Point Software Technologies, Incorporated. Dr. Rieman is a director of Arbinet Inc., Keynote Systems, Kintera Inc. and Tumbleweed Communications, Inc. Director since 1999. Age 55.



Peter F. Volanakis*
President
Corning Technologies
Corning Incorporated

Mr. Volanakis joined Corning in 1982 and was named managing director, Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of advanced display products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and to his present position in 2001. Mr. Volanakis will become chief operating officer of Corning Incorporated on April 28, 2005. Mr. Volanakis is a director of Dow Corning Corporation, Samsung Corning Co., Ltd., and Samsung Corning Precision Glass Co., Ltd. Director since 2000. Age 49.

* Member of the Executive Committee

‡ Alternate member of the Executive Committee

Matters Relating to Directors

Board Meetings

The Board of Directors held 10 regularly scheduled and two special meetings during 2004. All directors attended at least 75% of all meetings of the Board of Directors and the committees on which they serve.

Compensation

During 2004, Corning paid to non-employee directors:

- an annual retainer of $30,000; and
- $1,200 for each meeting attended.

Chairmen of committees received an additional retainer ranging from $7,000 to $10,000 depending upon the committee chaired. Mr. O'Connor received $10,000 of additional compensation for his services as Lead Director during 2004.

Directors may defer any portion of their compensation. Amounts deferred shall be paid only in cash and while deferred may be allocated to (i) an account earning interest, compounded quarterly, at the rate equal to the greater of the prime rate of Citibank, N.A. at the end of each calendar quarter or the rate of return for the stable value fund under Corning's Investment Plans, (ii) an account based upon the market value of our common stock from time to time, or (iii) a combination of such accounts. At December 31, 2004, eight directors had elected to defer compensation.

During 2004, Corning issued to each non-employee director 3,336 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These shares are subject to forfeiture and certain restrictions on transfer. In addition, Corning granted to each non-employee director options covering 5,132 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These options vest ratably over a three-year period and expire on February 3, 2014.

Corning has a Directors' Charitable Giving Program funded by insurance policies on the lives of the directors. In 2004, Corning paid a total of $422,426 in premiums on such policies. Upon the death of a director, Corning will donate $1,250,000 (on behalf of a non-employee director) and $1,000,000 (on behalf of an employee director) to one or more qualified charitable organizations recommended by such director and approved by Corning. The directors derive no financial benefit from the Program as all charitable deductions and cash surrender value of life insurance policies accrue solely to Corning. Generally, one must be a director for five years to participate in the Program. Messrs. Brown, Gund, Hennessy, Houghton, O'Connor, Ruding and Smithburg and Ms. Rieman are eligible to participate in the program.

Corning has purchased insurance from XL Specialty Insurance Company, Zurich Insurance Company, Twin City Insurance Company, ACE Bermuda Ltd., XL Insurance (Bermuda) Ltd. and Chubb Atlantic Indemnity Company, providing for reimbursement of its directors and officers for costs and expenses incurred by them in actions brought against them in connection with their actions as directors or officers, including actions as fiduciaries under the Employee Retirement Income Security Act of 1974, as amended. The insurance coverage, which expires in August 2005, costs $5 million on an annual basis, and will be paid by Corning. Corning also purchases insurance from Zurich Insurance Company, AXIS Federal Insurance Company and Arch covering plan fiduciary's actions as fiduciaries under the Employee Retirement Income Security Act of 1974, as amended. This insurance coverage expires in October 2005, costs $735,000 on an annual basis, and will be paid by Corning.

Board Committees

In addition to an Executive Committee, which acts by delegation, Corning has six standing Board committees: Audit, Compensation, Finance, Nominating and Corporate Governance, Pension, and Corporate Relations Committees. Each standing committee's written charter, as adopted by the Board of Directors, is available on Corning's website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. Copies of each of the charters are also attached to this proxy statement as Appendix A, B, C, D, E and F, respectively.

The Audit Committee met 12 times during 2004. The current members of the Audit Committee are Ms. Rieman and Messrs. Ruding, Smithburg and Tookes. The Audit Committee:

- Assists the Board of Directors in its oversight of (i) the integrity of Corning's financial statements, (ii) the internal auditors performance, and (iii) Corning's compliance with legal and regulatory requirements;
- Meets in executive sessions with the independent auditors, internal auditors and management;
- Approves the appointment of Corning's independent auditors;
- Reviews and discusses with the independent auditors and the internal auditors the effectiveness of Corning's internal control over financial reporting, including disclosure controls;
- Reviews and discusses with management, the independent auditors and the internal auditors the scope of the annual audit;
- Reviews the quarterly and annual financial statements and other reports provided to shareholders with management and the independent auditors;
- Oversees the independent auditors' qualifications, independence and performance; and
- Determines the appropriateness of and approves the fees for audit and permissible non-audit services to be provided by the independent auditors.

The Compensation Committee met eight times during 2004. The current members of the Compensation Committee are Messrs. Brown, Gund, O'Connor and Smithburg. The Compensation Committee:

- Reviews Corning's goals and objectives with respect to executive compensation;
- Evaluates the CEO's performance in light of Corning's goals and objectives;

- Determines and approves compensation for the CEO, other officers and directors of Corning;
- Determines separation packages and severance benefits for the CEO and other officers of Corning; and
- Administers Corning's equity compensation plans and employee benefit and fringe benefit plans and programs.

The Finance Committee met 11 times during 2004. The current members of the Finance Committee are Messrs. Flaws, Hennessy, Ruding, Tookes and Weeks. The Finance Committee:

- Monitors present and future capital requirements of Corning;
- Oversees Corning's public offering of securities;
- Reviews major borrowing commitments;
- Reviews potentials mergers, acquisitions and divestures;
- Manages Corning's exposure to economic risks;
- Establishes investment objectives and policies; and
- Reviews and makes recommendations regarding other significant transactions.

The Nominating and Corporate Governance Committee met four times during 2004. The current members of the Nominating and Corporate Governance Committee are Messrs. Brown, Hennessy and O'Connor. The Nominating and Corporate Governance Committee:

- Identifies individuals qualified to become board members;
- Determines the criteria for selecting director nominees;
- Conducts inquiries into the background of director nominees;
- Recommends to the Board director nominees to be proposed for election at the annual meeting of shareholders;
- Develops and recommends to the Board corporate governance guidelines;
- Assists the Board in assessing the independence of Board members;
- Identifies Board members to be assigned to the various committees;
- Overseas and assists the Board in the review of its performance as well as that of the Chairman and CEO; and
- Establishes director retirement policies.

The process for electing director nominees entails making a preliminary assessment of each candidate based upon his/her resume and other biographical information, his/her willingness to serve and other background information. This information is then evaluated against the criteria set forth below, as well as the specific needs of Corning at that time. Based upon this preliminary assessment, candidates who appear to be the best fit will be invited to participate in a series of interviews. At the conclusion of this process, if it is determined that the candidate will be a good fit, the Nominating and Corporate Governance Committee will recommend the candidate to the Board for election at the next annual meeting. If the director nominee is a current Board member, the Nominating and Corporate Governance Committee also considers prior Corning Board performance and contributions. The Nominating and Corporate Governance Committee uses the same process for evaluating all candidates regardless of the source of the nomination.

The minimum qualifications and attributes that the Nominating and Corporate Governance Committee believes must be possessed by a director nominee include:

- The ability to apply good business judgment;
- The ability to exercise his/her duties of loyalty and care;
- Proven leadership skills;
- Diversity of experience;
- High integrity and ethics;
- The ability to understand complex principles of business and finance;
- Scientific expertise; and
- Familiarity with national and international issues affecting businesses.

All of the director nominees are current elected members of the Board of Directors. The Nominating and Corporate Governance Committee has in the past and may in the future engage the assistance of third parties to identify and evaluate potential director nominees, as it deems appropriate.

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. If you wish to nominate a candidate, please forward the candidate's name and a detailed description of the candidate's qualification, a document indicating the candidate's willingness to serve and evidence of the nominating shareholder's ownership of Corning's shares to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. A shareholder wishing to nominate a candidate must also comply with the notice requirements described above under the question "How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At, Next Year's Annual Meeting?"

The Pension Committee met five times during 2004. The current members of the Pension Committee are Messrs. Flaws, Gund, Knowles, Sit and Volanakis. The Pension Committee:

- Reviews the funding and investment performance of Corning's pension plans; and
- Appoints investment managers, custodians, trustees and other plan fiduciaries for the purpose of implementing the policies of the plans.

The Corporate Relations Committee met four times during 2004. The current members of the Corporate Relations Committee are Messrs. Knowles, Sit and Volanakis and Ms. Rieman. The Corporate Relations Committee focuses on the areas of employment policy, public policy and community relations in the context of the business strategy of Corning.

Corporate Governance Matters

Corporate Governance Guidelines

Our business, property and affairs are managed by or, are under the direction of, the Board of Directors pursuant to New York Business Corporation Law and our by-laws. Members of the Board of Directors are kept informed of Corning's business through discussions with the Chairman and Chief Executive Officer, the Vice Chairman and Chief Financial Officer, the President and Chief Operating Officer and other key members of management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

The Board has adopted a set of Corporate Governance Guidelines that address the make-up and functioning of the Board. A copy of these guidelines is attached to this proxy statement as Appendix G and can be viewed on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx.***

Directors Independence

The Board of Directors has determined that Messrs. Brown, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg and Tookes and Ms. Rieman are "independent" within the meaning of the rules of the New York Stock Exchange, based on its application of the standards set forth in the Corporate Governance Guidelines. Each member of the Board's Audit, Compensation and Nominating and Corporate Governance Committees is independent within the meaning of those rules and standards.

Dr. Knowles was formerly Dean of the Faculty of Arts and Sciences of Harvard University during a time when James R. Houghton was a member of the Harvard Corporation, one of the governing bodies of Harvard University that reviews budgets and certain financial matters. Dr. Knowles stepped down as Dean on June 30, 2002, but continues to hold a faculty position at Harvard. The Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Dr. Knowles relationship with Corning, including the passage of time since he was Dean, as well as the fact that the Corning Foundation's charitable contributions to Harvard in the past three years did not approach amounts that would bar independence under the NYSE Listing Standards or Corning's Director Qualifications Standards. The independent members of the Board of Directors determined that Dr. Knowles has no material relationship with Corning other than as a director and that he is independent for 2005.

Dr. Ruding retired on September 30, 2003, from his executive positions at Citicorp and Citibank, N.A. As a retiree, he serves on the international advisory committee of Citigroup and attends that committee's two meetings per year, for which he receives an annual retainer of approximately $50,000. The Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Dr. Ruding's relationship with Corning, including that Dr. Ruding is no longer employed by Citicorp or Citibank N.A., Citicorp services to Corning in 2004 were well below 2001 and 2002 levels and consisted primarily of non-advisory services, as well as the fact that for the last three years Citicorp services never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards. The independent members of the Board of Directors determined that Dr. Ruding has no material relationship with Corning other than as a director and that he is independent for 2005.

Communications with Directors

Shareholders may communicate concerns to any director, committee member or the Board by writing to the following address: Corning Incorporated Board of Directors, Corning Incorporated, One Riverfront Plaza, MP HQ E2 10, Corning, New York 14831 Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary has been instructed by the Board to promptly forward all correspondence (except advertising material) to the relevant director, committee member or the full Board, as indicated in the correspondence.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, H. Onno Ruding, is an Audit Committee Financial Expert.

Executive Sessions of Non-Employee Directors

Non-employee Board members meet without management present at each regularly scheduled Board Meeting. The Lead Director, Mr. O'Connor, presides over meetings of the non-employee directors.

Policy Regarding Directors Attendance at Annual Meetings

Corning has a policy that every director will make every effort to attend, but does not require attendance of all directors at Annual Meetings. All of the Board Members attended the 2004 Annual Meeting.

Code of Ethics

Our Board of Directors has adopted the Code of Ethics for the Chief Executive Officer and Financial Executives and the Code of Conduct for Directors and Executive Officers which supplements the Code of Conduct governing all employees and directors that has been in existence for more than ten years. We refer to these documents collectively as the "Code of Ethics". A copy of the Code of Ethics is attached to this proxy statement as Appendix H and is available on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. We will disclose any amendments to, or waivers from, the Code of Ethics on our website. During 2004, no amendments to or waivers of the provisions of the Code of Ethics were made with respect to any of our directors or executive officers.

Security Ownership of Certain Beneficial Owners

Paragraphs (a) and (b) below set forth information about the beneficial ownership of Corning's Common Stock as of December 31, 2004. Unless otherwise indicated, the persons named have sole voting and investment power with respect to the shares listed.

(a) To the knowledge of management, the following owned more than 5% of Corning's outstanding shares of Common Stock:

Name and Address of Beneficial Owner	Shares Owned and Nature Of Beneficial Ownership	Percent of Class
AXA 25, avenue Matignon 75008 Paris, France	154,578,977 (1)	10.97%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	90,288,520 (2)	6.41%

(1) 151,715,551 of these shares are owned by Alliance Capital Management L.P., 2,695,460 of these shares are owned by AXA, Equitable Life Insurance Company, 77,842 of these shares are owned by Advest, Inc., 35,021 of these shares are owned by Boston Advisors, Inc., 27,800 of these shares are owned by AXA Rosenberg Investment Management LLC and 27,303 of these shares are owned by AXA Investment Managers Paris (France) which are subsidiaries of AXA. Alliance Capital Management L.P. has sole investment power with respect to 151,454,306 of such shares, sole voting power with respect to 100,241,885 of such shares, shared investment power with respect to 261,245 of such shares and shared voting power with respect to 14,966,083 of such shares. AXA, Equitable Life Insurance Company has sole investment power with respect to 2,695,460 of such shares and sole voting power with respect to 1,710,330 of such shares. Advest, Inc. has shared voting power with respect to 77,842 of such shares and shared investment power with respect to 77,842 of such shares. Boston Advisors, Inc. has sole investment power with respect to 35,021 of such shares. AXA Rosenberg Investment Management LLC has sole voting power with respect to 10,500 of such shares and sole investment power with respect to 27,800 of such shares. AXA Investment Managers Paris (France) has sole voting power with respect to 27,303 of such shares and sole investment power with respect to 27,303 of such shares.

(2) Capital Research and Management Company has sole investment power with respect to 90,288,520 of such shares.

(b) The number of shares of Corning Common Stock owned by the directors and nominees for directors, by the chief executive officer and the four other most highly compensated executive officers (the "named executive officers") and by all directors and executive officers as a group, as of December 31, 2004, is as follows:

Name	Shares Owned and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class(7)
Directors		
John S. Brown	113,928 (4)	—
Gordon Gund	3,093,641 (4)	—
John M. Hennessy	221,806 (4)	—
Jeremy R. Knowles	25,981	—
James J. O'Connor	116,747 (4)	—
Deborah D. Rieman	72,731	—
H. Onno Ruding	84,621 (4)	—
Eugene Sit	27,345	—
William D. Smithburg	147,928 (4)	—
Hansel E. Tookes II	66,531 (4)	—
Named Executive Officers		
(*also serve as directors)		
James R. Houghton*	3,564,709 (5)	—
James B. Flaws*	3,641,869	—
Dr. Joseph A. Miller	814,066	—
Peter F. Volanakis*	3,921,198	—
Wendell P. Weeks*	6,498,696	—
All Directors and Executive Officers as a Group	34,030,718 (6)	2.42%

(1) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, granted under Corning's Incentive Stock Plans as well as options to purchase shares of Common Stock exercisable within 60 days under Corning's Stock Option Plans. Messrs. Brown, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg, Tookes, Houghton, Flaws, Miller, Volanakis and Weeks and Ms. Rieman have the right to purchase 43,537; 43,537; 43,537; 13,377; 19,043; 41,427; 0; 43,537; 39,177; 2,207,666; 3,315,047; 649,334; 3,520,637; 5,979,941 and 41,427 shares, respectively, pursuant to such options. All directors and executive officers as a group hold options to purchase 25,693,155 such shares.

(2) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, issued under Corning's Restricted Stock Plans for Non-Employee Directors.

(3) Includes shares of Common Stock held by J. P. Morgan Chase & Co. as the trustee of Corning's Investment Plans for the benefit of the members of the group, who may instruct the trustee as to the voting of such shares. If no instructions are received, the trustee votes the shares in the same proportion as it votes the shares for which instructions were received. The power to dispose of shares of Common Stock is also restricted by the provisions of the Plans. The trustee holds for the benefit of Messrs. Houghton, Flaws, Miller, Volanakis and Weeks, and all directors and executive officers as a group the equivalent of 978; 13,920; 2,729; 6,342; 9,554 and 165,324 shares of Common Stock, respectively. It also holds for the benefit of all employees who participate in the Plans the equivalent of 44,838,047 shares of Common Stock (being 3.18% of the Class).

(4) Messrs. Brown, Gund, Hennessy, O'Connor, Ruding, Sit, Smithburg and Tookes have credited to their accounts the equivalent of 39,641; 71,978; 77,807; 71,220; 20,019; 4,599; 97,623 and 36,200 shares, respectively, of Common Stock in phantom form under Corning's Deferred Compensation Plan for Directors. Deferred fees will be paid solely in cash.

(5) Includes 494,817 shares held in trusts by Market Street Trust Company as a co-trustee for the benefit of Mr. Houghton, as income beneficiary. Does not include 6,478,425 shares held in trusts by Market Street Trust Company, as to which Mr. Houghton disclaims beneficial ownership. Market Street Trust Company is a limited purpose trust company controlled by the Houghton family, the directors of which include James R. Houghton and other Houghton family members.

(6) Does not include 740,692 shares owned by the spouses and minor children of certain executive officers and directors as to which such officers and directors disclaim beneficial ownership.

(7) Unless otherwise indicated, does not exceed 1% of the Class of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Corning's directors and certain of its officers to file reports of their ownership of Corning Common Stock and of changes in such ownership with the SEC and the New York Stock Exchange. Regulations also require Corning to identify in this proxy statement any person subject to this requirement who failed to file any such report on a timely basis.

To Corning's knowledge, based solely on its review of the copies of such reports furnished to Corning and written representations that no other reports were required, during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were met, except that due to an administrative oversight Mr. Ruding, a Director, filed one late Form 4 on April 7, 2004 with respect to cash conversion of an annual distribution of deferred compensation of 2,259.54 shares of phantom stock on March 31, 2004; and Mr. Smithburg, a Director, filed one late Form 5 on February 11, 2004 with respect to a gift of 400 shares transferred to a family limited liability company on June 28, 2002.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The Compensation Committee of the Board of Directors, composed entirely of "outside directors" as such term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" as such term is defined in Rule 16b-3 under Section 16(b) of the Securities Exchange Act of 1934, as amended, is responsible to the Board of Directors, and indirectly to our shareholders, for executive compensation at Corning. The Compensation Committee sets the principles outlined in Corning's compensation philosophy, reviews and recommends executive compensation levels (including cash compensation, equity incentives, benefits and perquisites for executive officers) and reports such recommendations to the Board for its consideration and action. The following is the Committee's report for 2004.

Compensation Philosophy

The goal of Corning's compensation program is to provide motivational and competitive compensation offerings (within the many businesses that Corning operates) in order to ensure Corning's success in attracting, developing and retaining its key executive, managerial and technical talent.

The Committee believes that executive compensation should be based on objective measures of performance at the individual, corporate and applicable business unit levels, should be driven primarily by the long term interests of Corning and its shareholders and should be directly linked to corporate performance.

Compensation Strategy

The Committee's basic strategic compensation principles are as follows:

- *Compensation Should Relate to Performance* - Executive compensation will reward performance and contribution to shareholder value and be competitive with pay for positions of similar responsibility at other companies of comparable complexity and size, or comparable companies within the various industries in which Corning competes.

- *Incentive Compensation Should Be a Greater Part of Total Compensation For More Senior Positions* - As employees assume greater responsibilities and have the responsibility to create more shareholder value, an increasing share of their total compensation package will be derived from variable incentive compensation (both of a long and short-term nature) generated by achievement of objectives producing long-term improvement in corporate performance.

- *Employee Interests Should Be Aligned with Shareholders* - Stock option and performance share grants will be used to align the long-term interests of executives with those of shareholders.

- *Corning Employees Should Own Stock* - Stock ownership fosters commitment to long-term shareholder value. Employees are encouraged to become shareholders through the design of Corning's financial-based employee benefit programs, long-term equity plans and in communications which stress the importance of ownership to long-term value creation.

The executive compensation program consists of three elements: base salary; annual cash incentives; and long-term incentives, including restricted stock and stock options. Our goal is to provide above-market compensation opportunities tied to achievement of high standards and above-market goals for growth and performance.

The Committee tests annually each element of the compensation program and total compensation opportunities against market surveys provided by several independent compensation consultants. These surveys currently include companies engaged in a variety of manufacturing and service industries that are competitive with the various businesses that Corning operates. These companies are different from the companies that comprise the indices shown on the stock performance graph of this proxy statement because Corning competes with a wide spectrum of companies across many businesses for key talent.

In addition, the Committee periodically conducts an independent assessment and review of: (a) Corning's executive compensation policies, practices and designs, (b) the total compensation levels established for senior Corning executives and the external benchmarks utilized, and (c) developing market trends by engaging an independent outside executive compensation consultant to conduct this review and report back to the Committee. Such a review was conducted in 2004 with very satisfactory results - no significant items were highlighted to the Committee for proposed action.

The Year in Review

Similar to 2003, Corning focused on four (4) broad operating priorities in 2004:

1. Protect Financial Health.
2. Improve Profitability.
3. Invest in the Future.
4. Live the Values.

The year 2004 was another very successful year as Corning far exceeded the adjusted net earnings targets established by the Committee for the various variable incentive plans in 2004. In addition, Corning had considerable success on the other operating priorities.

Executive Compensation Program

The annual cash compensation of the named executives is shown in the "Salary" and "Bonus" columns of the "Summary Compensation Table" on page 25. In general, the Committee's recommendations to adjust salary levels and bonus targets (established as a percentage of each executive's annual base salary), is based on an individual's responsibilities, overall corporate performance, external comparative compensation information and performance against established financial goals, such as return on invested capital, cashflow, net income and earnings per share.

Base Salary – In 2004, the base salaries of the named executive officers were adjusted effective April 1, 2004. Each named executive officer received an increase of 4.0% as there were no significant role changes during the year.

Performance Incentive Plan - Each year, the Committee reviews and approves an annual bonus target for each named executive officer (as a percentage of the executive's base salary) under Corning's Performance Incentive Plan (PIP). Annual bonus targets for the named executive officers remained unchanged during 2004, range from 75% to 100% of base salary for each named executive officer and are based 100% on corporate financial performance. Annual variable incentives are generally paid in cash through the PIP through which the Committee sets minimum (0%), target (100%) and maximum (200% of target in 2004) awards based on the financial goals established annually for the plan. Awards earned and distributed are based on corporate achievement compared to the annual predetermined adjusted net earnings goals set by the Committee. In addition to the named executive officers, approximately 3,000 other Corning employees will be eligible for the 2005 PIP with cash targets ranging primarily from 5% to 20% of base salary; higher targets are established for approximately 160 executives based on factors such as the individual role and market competitiveness.

Actual performance under Corning's 2004 PIP far exceeded the financial goals established by the Committee. As a result, awards earned by the named executive officers for 2004 were equal to 200% of each named executive officer annual target opportunity.

GoalSharing Plan - In addition, most hourly and salaried employees are eligible to participate in the annual GoalSharing Plan, a variable pay plan which provides most employees an opportunity to earn from 0% to 10% of their annual base salary based on actual achievement compared to the various business performance objectives established annually for the plan. Executives of Corning, including the named executive officers, are also eligible for awards under this plan. For 2004, each named executive officer earned 7.21% (the "corporate average") of his annual base salary under Corning's 2004 GoalSharing Plan. This amount is combined with each named executive officer's 2004 PIP payment and is reported in the "Bonus" column of the "Summary Compensation Table" on page 25.

Corporate Performance Plan - Long-term equity incentives are awarded annually to eligible executives under Corning's Corporate Performance Plan (CPP). Corning redesigned its long-term incentive plans for 2004 to reduce the emphasis on grants of stock options (the primary long-term incentive tool in 2001, 2002 and 2003) by reintroducing grants of performance shares (shares of restricted stock tied to 2004 financial performance) for incenting and rewarding long-term performance. For 2004, performance shares represented approximately 1/3 of the total targeted value of long-term incentives under the CPP for executives of Corning, including the named executive officers. In designing the 2005 CPP, the use of performance shares has been further increased to 50% of the total targeted value of each executive's long-term incentives in order to link a greater proportion of the total pay package to Corning's actual financial performance.

Awards of performance shares may range from 0% to 150% of the target award provided to each executive based on actual corporate achievement compared to the annual predetermined financial goals set by the Committee. Actual performance under Corning's 2004 CPP also far exceeded the financial goal (adjusted net earnings) established by the Committee. As a result, performance share awards earned by the named executive officers for 2004 were equal to 150% of each executive's annual target opportunity. These earned awards are listed under the "Restricted Stock" column of the "Summary Compensation Table" on page 25 and are more fully described in the "Long Term Incentive Plans-Awards in Last Fiscal Year" table on page 27.

Compensation Deductibility

As a matter of practice, the Committee intends to set performance-based goals annually under the various Variable Compensation Plans and to deduct compensation paid under these plans and gains realized from stock options to the extent consistent with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended. However, if complying with Section 162(m) conflicts with what the Committee believes to be in the best interests of Corning and its shareholders, we may conclude that paying non-deductible compensation is more consistent with the shareholder's best interests for certain events.

CEO Compensation Actions - 2004

Compensation actions for James R. Houghton, Chairman and CEO are described below.

Base Salary: Mr. Houghton's annual base salary for 2004 was increased 4.0% from $950,000 to $988,000 per annum effective April 1, 2004. The prorated full year salary is indicated in the "Salary" column of the "Summary Compensation Table" on page 25.

Annual Incentives: Mr. Houghton's bonus for 2004 was composed of two parts:

1. First, Mr. Houghton received 200% of his 2004 year-end base salary (equal to 200% of his target award for 2004) under the 2004 PIP. This award was based on Corning far exceeding the adjusted net profit after tax goals established by the Committee in February 2004.
2. Second, Mr. Houghton received 7.21% (2004 minimum = 0%; maximum = 10%) of his base salary under Corning's GoalSharing Plan, a variable compensation plan available to almost all employees.

Long-Term Incentives:

A. 2004 – Recap of Actual Performance

Mr. Houghton received the following stock option grants for the 2004 performance year under the terms of the 2004 long-term incentive plan. These particular grants were previously described in last year's Report of the Compensation Committee of the Board of Directors on Executive Compensation and are repeated here for reference only due to the fact that some of the total grant occurred in calendar year 2004.

- 210,000 stock options were awarded on December 3, 2003 at an exercise price of $11.21 per share, and
- 105,000 stock options were awarded on January 2, 2004 at an exercise price of $10.40 per share, and
- 105,000 stock options were awarded on February 2, 2004 at an exercise price of $12.79 per share.

In addition, for the 2004 performance year, Mr. Houghton was awarded a total of 136,000 performance shares (the 2004 target award of restricted stock). Corporate financial targets (adjusted NPAT was the goal) for the 2004 performance shares were established at the February 2004 Board meeting. Under the plan, Mr. Houghton had the opportunity to earn from 0% to 150% of the 2004 target award of restricted stock based on actual achievement against the financial goals established. Any shares actually earned are further subject to transfer and forfeiture restrictions until all such shares are generally released in February 2007. Based on actual 2004 corporate performance where Corning far exceeded the adjusted NPAT goal established by the Committee, Mr. Houghton earned a total of 204,000 shares (150% of the 2004 target award). This earned award is listed under the "Restricted Stock" column of the "Summary Compensation Table" on page 25 and more fully described in the "Long Term Incentive Plans-Awards in Last Fiscal Year" table on page 27.

B. 2005 – Description of 2005 Program and Awards

For the 2005 performance year, Mr. Houghton was awarded a total of 479,000 nonqualified stock options and 202,000 performance shares (2005 target award of restricted stock).

- 239,500 stock options were awarded on December 1, 2004 at an exercise price of $12.70 per share, and
- 119,750 stock options were awarded on January 3, 2005 at an exercise price of $11.84 per share, and
- 119,750 stock options were awarded on February 1, 2005 at an exercise price of $10.98 per share.

Corporate financial targets for the 2005 performance shares were established at the Board meeting held on February 2, 2005. Under the plan, Mr. Houghton may earn from 0% to 150% of the 2005 target award of restricted stock based on actual achievement against the financial goals established. For 2005, awards will be based on two equally weighted corporate financial measures, adjusted earnings per share and operating cashflow. Any shares actually earned will be further subject to transfer and forfeiture restrictions until all such shares are generally released in February 2008.

All of the stock option grants actually made during the calendar year 2004 (including 50% of the total stock options awarded under the 2004 CPP and 50% of the total stock options awarded under the 2005 CPP) are more fully described in the "Option/SAR grants in last fiscal year" table on page 26. All options actually granted in calendar year 2005 will appear in next year's "Option/SAR grants in last fiscal year" table.

Stock options exercised by Mr. Houghton in 2004 were originally granted in 1994 and were scheduled to expire if they were not exercised.

Other Significant Items To Note

At the April 29, 2004 annual meeting of shareholders, a majority of votes were cast in favor of an advisory shareholder proposal urging the Board of Directors to seek shareholder approval for certain future severance agreements with senior executive officers. At that meeting, Corning announced it would duly consider the recommendation. In response, the Committee and the Board considered and adopted a policy on July 21, 2004 implementing this proposal. The new Board policy is to seek shareholder approval for any future severance agreements entered into after July 21, 2004, with senior executive officers that provide benefits exceeding 2.99 times the sum of such senior executive officer's base salary plus bonus.

At its meeting on December 1, 2004, the Committee and the Board considered and adopted a proposal that accelerated the vesting of all unvested underwater stock options held by active employees (including the named executive officers) with exercise prices above $12.70 per share as of the date indicated above. This action was one of a series of actions taken to manage Corning's anticipated future compensation cost for all forms of equity incentives (once FAS 123 becomes effective) within an acceptable range. Other actions included reducing the use of stock options for all employees, increasing the use of performance shares in the CPP and reviewing the cost considerations of the global employee share purchase program.

As a result of that action, approximately 0.33 million stock options with an exercise price of $61.91 originally vesting on April 27, 2005, approximately 1.17 million options with an exercise price of $72.11 originally vesting on June 6, 2005 and approximately 1.53 million stock options with exercise prices ranging from $12.74 to $93.51 vesting on various other future dates had their vesting dates accelerated. The total number of stock options accelerated (approximately 3.03 million) represents approximately 2.21% of Corning's year-end outstanding stock options.

Conclusion

The Committee believes that the quality of executive leadership significantly affects long term performance and that it is in the best interest of the shareholders to compensate fairly executive leadership for achievements that meet or exceed the high standards set by the Committee, so long as there is corresponding risk when performance falls short of such standards.

Actual performance in 2004 significantly exceeded the Committee's high performance targets for the year. In addition, Corning continued to make significant progress on reducing debt, improving the balance sheet, investing in new technologies for Corning's future and reinvigorating its values.

The Compensation Committee:

James J. O'Connor, Chairman
John S. Brown
Gordon Gund
William D. Smithburg

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). Corning changed its line of business index in fiscal 2001 to more accurately reflect the change in Corning's business focus. The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.

Comparison of Five-Year Cumulative Total Return

Among Corning Incorporated
S&P 500 and S&P Communications Equipment
(Fiscal Years Ending December 31)


Corning Incorporated
S&P 500
S&P Communications Equipment
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
1999 100 Dollars
1999
2000
2001
2002
2003
2004

Executive Compensation

The following tables and charts show for the last three years the compensation paid by Corning to its chief executive officer and the four other most highly compensated executive officers whose aggregate salary and bonus exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long Term Compensation — Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Awards(2)	Securities Underlying Options	LTIP Payouts	All Other Compensation(3)
James R. Houghton,	2004	$978,500	$2,047,235	$87,414	$2,401,080	449,500	$ 0	$114,136
Chief Executive Officer	2003	950,000	2,338,045	51,879	—	1,110,000	—	14,250
And Chairman (4)	2002	633,333(5)	—	23,883	—	1,650,000	—	22,167
James B. Flaws,	2004	695,250	1,173,814	59,486	1,200,540	220,000	0	52,334
Vice Chairman And	2003	675,000	1,337,243	45,071	—	571,667	—	24,806
Chief Financial Officer	2002	525,000	—	50,107	—	596,614	—	32,419
Dr. Joseph A. Miller,	2004	515,500	817,492	58,699	918,060	165,000	0	8,200
Executive Vice	2003	500,000	930,550	52,492	—	395,667	—	3,000
President and Chief Technology Officer	2002	466,667	—	48,818	—	320,833	—	8,000
Peter F. Volanakis,	2004	618,000	1,043,390	51,985	1,200,540	220,000	0	72,430
President, Corning	2003	600,000	1,188,660	42,082	—	605,000	—	14,550
Technologies (6)	2002	566,667	—	27,011	—	675,000	—	5,969
Wendell P. Weeks,	2004	772,500	1,382,238	82,395	1,677,225	320,000	0	42,081
President And Chief	2003	750,000	1,575,825	72,290	—	713,667	—	18,187
Operating Officer (7)	2002	633,333	—	70,347	—	719,583	—	23,275

(1) The named executive officers receive an annual executive allowance which may be used for financial/legal counseling, tax preparation services, home security services, personal aircraft rights and tax assistance related to these fringe benefits. The imputed income figures indicated in the table consist of the following:

(a) Total financial/other counseling charges of $0 for Mr. Houghton, $19,539 for Mr. Flaws, $30,634 for Mr. Miller, $21,298 for Mr. Volanakis and $15,828 for Mr. Weeks.

(b) Total personal aircraft charges of $58,276 for Mr. Houghton, $20,119 for Mr. Flaws, $8,499 for Mr. Miller, $13,358 for Mr. Volanakis and $44,067 for Mr. Weeks.

(c) Total tax assistance of $29,138 for Mr. Houghton, $19,828 for Mr. Flaws, $19,566 for Mr. Miller, $17,329 for Mr. Volanakis and $22,500 for Mr. Weeks.

In addition, total home security costs of $2,826 for Mr. Houghton, $2,400 for Mr. Flaws, $2,400 for Mr. Miller, $2,400 for Mr. Volanakis and $2,400 for Mr. Weeks were paid directly by Corning as a business expense and are not included in the totals listed above but disclosed voluntarily in this footnote.

(2) At year-end 2004, Messrs. Houghton, Flaws, Miller, Volanakis and Weeks held an aggregate of 393,463, 196,526, 146,893, 193,023 and 277,219 shares of restricted stock respectively, having an aggregate value on December 31, 2004 of $4,631,060, $2,313,111, $1,728,931, $2,271,881 and $3,262,868, respectively. Certain of such shares were subject to performance-based forfeiture conditions and all shares are subject to forfeiture and restrictions on transfer prior to stated dates. See also, the "Long Term Incentive Plans-Awards in Last Fiscal Year" table on page 27. The year-end stock price used for valuing such shares was $11.77.

(3) Each salaried employee of Corning who participates in the Corning Investment Plan (401(k) Plan) receives matching contributions to their account based on their level of contribution and/or service. The named executive officers received the following amounts contributed by Corning to the Investment Plan, the Supplemental Investment Plan (a non-qualified investment plan maintained by Corning to provide salaried employees the benefits which would have been available to them pursuant to the terms of the Corning

Investment Plan but for limitations on contributions to tax-qualified plans imposed pursuant to the Employee Retirement Income Security Act of 1974, as amended) and the Management Deferral Plan (if applicable): $114,136 for Mr. Houghton, $52,334, for Mr. Flaws, $8,200 for Mr. Miller, $72,430 for Mr. Volanakis, and $42,081 for Mr. Weeks.

(4) Mr. Houghton will retire as our chief executive officer on April 28, 2005, but will continue in his role as chairman.

(5) Represents prorated portion (8 of 12 months) of annual $950,000 base salary commencing on hire date of May 1, 2002.

(6) Mr. Volanakis will become our chief operating officer on April 28, 2005.

(7) Mr. Weeks will become our president and chief executive officer on April 28, 2005.

Option/SAR grants in last fiscal year (1)

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	**Number of Securities Underlying Options Granted**	**% of Total Options Granted to Employees in Fiscal Year**	**Exercise or Base Price**	**Expiration Date**	**Gain at 5%**	**Gain at 10%**
James R. Houghton	105,000	0.26%	$10.40	01/01/14	$686,753	$1,740,367
	105,000	0.26%	12.79	02/01/14	844,574	2,140,316
	239,500	0.60%	12.70	11/30/14	1,912,877	4,847,607
James B. Flaws	52,500	0.13%	$10.40	01/01/14	$150,850	$333,338
	52,500	0.13%	12.79	02/01/14	185,516	409,942
	115,000	0.29%	12.70	11/30/14	918,501	2,327,661
Joseph A. Miller	39,500	0.10%	$10.40	01/01/14	$258,350	$654,709
	39,500	0.10%	12.79	02/01/14	317,721	805,167
	86,000	0.22%	12.70	11/30/14	686,879	1,740,686
Peter F. Volanakis	52,500	0.13%	$10.40	01/01/14	$150,850	$333,338
	52,500	0.13%	12.79	02/01/14	185,516	409,942
	115,000	0.29%	12.70	11/30/14	918,501	2,327,661
Wendell P. Weeks	73,500	0.18%	$10.40	01/01/14	$211,190	$466,674
	73,500	0.18%	12.79	02/01/14	259,723	573,919
	173,000	0.43%	12.70	11/30/14	1,381,744	3,501,612
All Shareholders as a group	1,407,553,932				$10,409,988,512	$26,380,954,764
All Optionees as a group(3)	13,624,726	100.00%	$11.98	Various	$101,032,216	$256,035,471
Optionee Gain As % Of All Shareholders Gain					0.97%	0.97%

(1) No SAR's were granted.

(2) The dollar amounts set forth under these columns are the result of calculations at 5% and at 10% rates established by the SEC and therefore are not intended to forecast future appreciation of Corning's stock price. Corning did not use any alternative formula for grant date valuation as it is unaware of any formula which would determine with reasonable accuracy a present value based upon future unknown factors.

(3) The exercise price shown to the right is a weighted average of option prices relating to grants of options made on various occasions in 2004. No gain to the optionees is possible without an appreciation in the stock price, an event which will also benefit all shareholders. If the stock price does not appreciate, the optionees will realize no benefit. The 2000 Employee Equity Participation Plan provides that if options are exercised using already owned Corning Common Stock, the opportunity for recognition of future market price fluctuations would be restored through an automatic grant of options equal to the number of shares tendered and at the same current market price as was recognized for purposes of exercising such options. Included in this total are such "reload" options granted to employees during 2004 (if any).

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Options/SAR Values (1)

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Houghton	125,751	$ 493,573	1,902,666	1,499,500	$9,316,705	$7,998,850
James B. Flaws	59,022	$ 180,017	3,109,490	606,389	$4,426,199	$3,298,200
Joseph A. Miller	158,334	$1,411,812	525,444	407,722	$1,232,347	$2,180,522
Peter F. Volanakis	83,334	$ 697,506	3,295,637	642,499	$4,193,464	$3,547,831
Wendell P. Weeks	20,717	$ 53,934	5,732,718	777,055	$5,478,601	$4,008,716

(1) No SAR's are outstanding

Long Term Incentive Plans-Awards in Last Fiscal Year

This table illustrates the number of performance-based shares awarded under the Corporate Performance Plan. The number of shares earned or which may be earned by the named executive officer is determined by the achievement of specific financial goals established for Corning (and more fully explained in the Report of the Compensation Committee of the Board of Directors on Executive Compensation beginning on page 18). The percentage of awards that may be earned ranges from 0% to 150% of the target awards indicated below. The number of shares earned for 2004 (based on achieving the 150% performance level) is indicated in the table below (vesting 2/1/07) and the dollar value of the 2004 shares earned is indicated in the "Restricted Stock Awards" column of the "Summary Compensation Table" appearing on page 25.

In February 2006, the Compensation Committee will assess performance against goals and determine the number of shares earned under the performance-based shares granted in December 2004. Once earned, such shares shall remain restricted as to transfer for two years and are generally subject to forfeiture upon termination of employment prior thereto.

(a)	(b)	(c)	Estimated Future Payouts under Non-Stock Price-Based Plans		
			(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights (#)	Performances or Other Period Until Maturation or Payout	Threshold	Target	Maximum
James R. Houghton		02/01/08	0	202,000	303,000
	204,000	02/01/07	0	136,000	204,000
James B. Flaws		02/01/08	0	97,000	145,500
	102,000	02/01/07	0	68,000	102,000
Joseph A. Miller		02/01/08	0	73,000	109,500
	78,000	02/01/07	0	52,000	78,000
Peter F. Volanakis		02/01/08	0	97,000	145,500
	102,000	02/01/07	0	68,000	102,000
Wendell P. Weeks		02/01/08	0	145,000	217,500
	142,500	02/01/07	0	95,000	142,500

Pension Plan

Corning maintains a defined benefit Pension Plan under which it pays benefits based upon career average earnings (regular salary and cash awards such as those paid under its Variable Compensation Plans) and years of credited service. Employees are required to contribute 2% of compensation in excess of the Social Security Wage Base up to the compensation limits imposed by the Internal Revenue Code of 1986, as amended. Salaried and non-union hourly employees may contribute, under the career average formula of the Plan, an additional 2% of earnings up to and including the Social Security Wage Base to increase pension benefits.

Corning amended its pension plan effective July 1, 2000, to include a cash balance component. All salaried and non-union hourly employees were given the choice of continuing to accrue future benefits under the career average earnings formula or, if the cash balance plan was elected, the cash balance formula. All salaried and non-union hourly employees hired on or after July 1, 2000, only participate in the cash balance component.

Benefits accrued under the cash balance component are expressed in the form of a hypothetical account balance. Each month a participant's cash balance account is increased by (1) pay credits based on the participant's eligible pay for that month, and (2) interest credits based on the participant's account balance as of the end of the prior month. Pay credits accrue at a rate between 3% and 8% based on each participant's age and service. Pension benefits under the cash balance component may be distributed as a lump sum or as an annuity.

Corning's contributions to the Plan are determined by the Plan's actuaries and are not determined on an individual basis. The amount of benefits payable under the Plan and attributable to Corning's contributions is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Corning maintains non-qualified supplemental pension plans pursuant to which it will pay amounts approximately equal to the difference between the benefits provided under the Pension Plan and benefits which would have been paid thereunder but for the limitations of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. Certain employees, including the named executive officers, participate in the Executive Supplemental Pension Plan which pays benefits based upon final average compensation (the highest five consecutive calendar years in the 10 calendar years immediately preceding retirement) and years of credited service. Certain of the benefits payable under the Executive Supplemental Pension Plan are presently funded and vested on an individual basis.

The table below sets forth the estimated annual amounts payable under the Pension Plan and the Executive Supplemental Pension Plan assuming retirement during 2005 of participants who have met eligibility requirements for unreduced benefits. These amounts are based upon the straight life annuity option and are not subject to reduction for Social Security benefits or other payments or offsets. Additional benefits may be payable to persons who contribute voluntarily to the Pension Plan. The Plan's normal retirement age is 65 with 5 years of vesting service.

	Years of Service					
Final Average Pay	**15**	**20**	**25**	**30**	**35**	**40**
$ 500,000	$ 109,100	$ 145,500	$ 181,900	$ 218,300	$ 254,600	$ 292,100
600,000	131,600	175,500	219,400	263,300	307,100	352,100
700,000	154,100	205,500	256,900	308,300	359,600	412,100
800,000	176,600	235,500	294,400	353,300	412,100	472,100
900,000	199,100	265,500	331,900	398,300	464,600	532,100
1,000,000	221,600	295,500	369,400	443,300	517,100	592,100
1,100,000	244,100	325,500	406,900	488,300	569,600	652,100
1,200,000	266,600	355,500	444,400	533,300	622,100	712,100
1,300,000	289,100	385,500	481,900	578,300	674,600	772,100
1,400,000	311,600	415,500	519,400	623,300	727,100	832,100
1,500,000	334,100	445,500	556,900	668,300	779,600	892,100
1,600,000	356,600	475,500	594,400	713,300	832,100	952,100
1,700,000	379,100	505,500	631,900	758,300	884,600	1,012,100
1,800,000	401,600	535,500	669,400	803,300	937,100	1,072,100
1,900,000	424,100	565,500	706,900	848,300	989,600	1,132,100
2,000,000	446,600	595,500	744,400	893,300	1,042,100	1,192,100
2,100,000	469,100	625,500	781,900	938,300	1,094,600	1,252,100
2,200,000	491,600	655,500	819,400	983,300	1,147,100	1,312,100
2,300,000	514,100	685,500	856,900	1,028,300	1,199,600	1,372,100
2,400,000	536,600	715,500	894,400	1,073,300	1,252,100	1,432,100
2,500,000	559,100	745,500	931,900	1,118,300	1,304,600	1,492,100

The compensation covered by the Pension Plan and the Executive Supplemental Pension Plan for the named executive officers is the salary and cash bonus set forth in the "Summary Compensation Table" on page 25. The bonus is included as compensation in the calendar year paid. Messrs. Houghton, Flaws, Miller, Volanakis and Weeks have 37, 32, 4, 23, and 22 years of credited service, respectively.

Arrangements with Named Executive Officers

Severance Arrangements

Under an existing severance policy Corning may provide to certain employees in certain events compensation in amounts up to eight weeks (for employees with more than one year of service) and fifty-two weeks (for employees with twenty-six or more years of service). These events include a constructive termination of employment as a result of a substantial change in the employee's responsibilities, compensation levels and similar matters following a change in Corning's ownership and management.

Prior to July 2004, Corning entered Officer Severance Agreements, Change in Control Agreements, and Amendments with Messrs. Houghton, Flaws, Miller, Volanakis and Weeks and other officers that continue to be effective. Those Officer Severance Agreements provide that under certain circumstances Messrs. Houghton, Flaws, Volanakis and Weeks would each receive payments equal to 2.99 times base salary plus bonus; as well as an additional 2.99 years of service credit under Corning's various qualified and non-qualified retirement plans in which he participates; outplacement assistance; 24 months of continued medical, dental and hospitalization benefits; and Corning's purchase of his residence in the Corning, New York area at greater of appraised value or cost of residence plus improvements upon request. Under his Severance Agreement, Dr. Miller would receive the same benefits, but two years times the sum of his base salary plus bonus.

Change in Control Agreements with Messrs. Houghton, Flaws and Volanakis provide for payment of accrued compensation; immediate vesting of restrictions on any long term cash amount (multiplied by 150%); immediate vesting and lapse of restrictions on any outstanding equity awards; severance pay equal to 2.99 times base salary plus bonus; 36 months of continued medical, dental and hospitalization benefits; Corning's purchase of principal residence in the Corning, New York area at the greater of appraised value, cost of residence plus improvements, or modified appraised value upon request; an additional five years of service credit under Corning's Executive Supplemental Pension Plan; and outplacement assistance upon occurrence of a change in control that results in termination other than for good reason, a material and adverse change to the executive's status, title, position or responsibilities, change in position or office held, reduction of salary, change in principal office location of more than 30 miles, material reduction in employee benefits, company's material breach of agreement, or successor company's failure to assume the agreement. Mr. Weeks' Change in Control Agreement provides similar benefits, but includes a different definition of "cause." Dr. Miller's Change in Control Agreement provides similar benefits, but has 24 months of continued medical, dental and hospitalization benefits.

These Officer Severance Agreements, Change in Control Agreements and Amendments were Exhibits 10.1 through 10.9 to Corning's Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 4, 2004.

PROPOSAL 2 - Approval Of The 2005 Employee Equity Participation Program

Overview. In 2000, Corning adopted the 2000 Employee Equity Participation Program (as amended, the "2000 Program"), which was a continuation of similar programs first adopted in 1974. The 2000 Program expires by its terms in November 2005. The 2000 Program was designed to provide a flexible mechanism to permit employees to obtain equity ownership in Corning, thereby increasing their proprietary interest in Corning's growth and success. The Board of Directors believes that equity incentives remain a critical component of Corning's total compensation program. The Board of Directors believes the 2000 Plan has been successful and should be continued. In February 2005, the Board approved the 2005 Employee Equity Participation Program (the "2005 Program") and directed it be submitted to shareholders for approval at this time. The affirmative vote of the holders of a majority of the shares of Corning's Common Stock cast at the meeting is required to approve the 2005 Program. If shareholders approve, the 2005 Program will become effective for fiscal 2005 and will expire on May 1, 2010. In the event shareholders do not approve, the 2005 Plan will not become effective and the 2000 Program will continue until its scheduled expiration in November 2005, or when shares are no longer available, whichever is earlier.

Our Board of Directors recommends that you vote in favor of the 2005 Program. The 2005 Program is designed to attract new employees and to retain current employees and is a critical element in Corning's plans for future growth. The 2005 Program will enable Corning to make greater use of restricted stock and performance shares (placing less emphasis on stock options) thus providing greater flexibility in the design of its performance-based compensation programs. The 2005 Program permits the grant of stock options (the "2005 Stock Option Plan") and the award of shares (the "2005 Incentive Stock Plan").

As of December 31, 2004, options (net of canceled or expired options) covering an aggregate of 114,819,096 shares of Corning's Common Stock have been granted under the 2000 Program. At February 18, 2005 the closing price of Corning's Common Stock as reported on the New York Stock Exchange was $11.67.

A summary of the principal features of the 2005 Program follows. Corning will send without charge the 2005 Program to any shareholder who requests a copy.

Committee. The 2005 Program will be administered by a committee (the "Committee") appointed by the Board of Directors, consisting of three or more directors, each of whom meets each of the requirements of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and the definition of an "outside director" under the regulations promulgated pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The Committee will report to the Board of Directors the individuals who are selected to participate in the 2005 Program and the extent of their participation in the 2005 Stock Option Plan or the 2005 Incentive Stock Plan. No member of the Committee or non-employee member of the Board is eligible to participate in the 2005 Program. The Committee may delegate to an executive officer of Corning certain rights and responsibilities, including the right to grant awards to individuals except that only the Committee may grant awards or options to officers and to persons who are not employees.

Eligibility. The Committee will select the individuals who are eligible to participate in the 2005 Program. These individuals may include key executive, managerial and technical employees (including officers and employees who are directors) as well as other persons who, while not employees, provide substantial advice or other assistance or services to Corning and its subsidiaries (these individuals, collectively, are referred to as "employees").

Stock. Under the 2005 Program, the maximum number of shares of Corning Common Stock that may be optioned or granted to eligible participants is 115,000,000. Shares available for option or grant in a given year but not actually granted in such year may be carried over and used in a succeeding year.

The following shares granted under the 1994 Employee Equity Participation Program, the 1998 Employee Equity Participation Program or the 2000 Program are made available for subsequent grant or award under the 2005 Program: (i) shares from expired or forfeited options; (ii) shares that are canceled without delivery; and (iii) shares covered by an award (or portion of an award) that is settled in cash, and, in addition, with respect to the 1989 Employee Equity Participation Program, shares withheld for the payment of taxes.

The following shares increase the maximum number of shares available for grant under the 2005 Program: (i) shares issued or options granted to settle, assume or substitute outstanding awards or obligations to grant future awards as a condition to the purchase, merger or consolidation of another entity by Corning; and (ii) shares unallocated and available for grant under a stock plan of another entity acquired by Corning, based on the applicable exchange ratio.

Shares of Corning's Common Stock which are optioned or awarded under the 2005 Program may be either treasury shares or authorized but unissued shares.

The 2005 Program provides for appropriate adjustments in the aggregate number of shares subject to the Program and in the number of shares and the price per share, or either, of outstanding options in the case of changes in the capital stock of Corning resulting from any recapitalization, stock or unusual cash dividend, stock split or any other increase or decrease effected without receipt of consideration by Corning, or a merger or consolidation in which Corning is the survivor. The 2005 Program also provides that in any merger or consolidation in which Corning is not the survivor and in which awards are not granted in substitution of awards outstanding under the 2005 Program, or predecessor plans, the Committee may make provision for adjustments and/or settlements of outstanding awards as it deems appropriate and consistent with the 2005 Program's purposes.

2005 Stock Option Plan. Under the 2005 Stock Option Plan, the Committee may grant to eligible employees either non-qualified or "incentive" stock options, or both, to purchase shares of Corning's Common Stock at not less than 100% of fair market value on the date of grant. No stock option may be outstanding for more than ten years. The Committee may also provide that options may not be exercised in whole or in part for any period or periods of time. The number of shares covered by incentive stock options that may be first exercised by an individual in any year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant. The maximum number of shares that may be issued in connection with incentive stock options intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended, shall be 50,000,000, and such number shall not be subject to annual adjustment. No incentive stock option may be granted to a non-employee. The Committee may provide that in the event the employment of an employee is terminated, the right to exercise options held under the 2005 Stock Option Plan may continue through its original expiration date or for such shorter period of time after such event as the Committee may determine appropriate. Options are not assignable or transferable except for limited circumstances such as death and, with the consent of the Committee, to certain family members to assist with estate planning. The 2005 Stock Option Plan does not permit an optionee to defer recognition of gain upon the exercise of a stock option.

The 2005 Stock Option Plan permits (as determined by the Committee) the granting of stock appreciation rights which permit an optionee to receive Common Stock in an amount equal to the difference between the fair market value on the date of grant and the market price of the Common Stock on the date the right is exercised. No stock appreciation right may be outstanding for more than 10 years.

The option price is to be paid to Corning by the optionee, in full, concurrently with the issuance or delivery of the stock. The optionee may pay the option price in cash or with shares of Corning's Common Stock owned by him or her. The optionee has no rights as a shareholder with respect to the shares subject to option until shares are issued upon exercise of the option.

Under the 2005 Stock Option Plan the Committee may grant so-called "restoration" options pursuant to which an optionee who uses shares of Corning's Common Stock to pay the purchase price of an option receives on the date of exercise an additional option to purchase shares of Corning's Common Stock. Such additional option shall cover the number of shares tendered in payment of the option price and tax withholding obligations, shall be at the then fair market value of Corning's Common Stock, shall become exercisable only after the lapse of twelve months and shall expire on the date of the original option. The Committee may impose additional conditions upon the grant of restoration options.

2005 Incentive Stock Plan. Under the 2005 Incentive Stock Plan, the Committee may award to eligible employees up to 32,000,000 shares, or the right to receive shares (including the right to receive cash payments in lieu of delivery of shares), of Corning's Common Stock. The Committee determines the number of shares awarded to individual employees and the number of rights covering shares to be issued. The Committee determines the conditions, restrictions and contingencies placed upon the grant of shares. These conditions and contingencies may include the attainment of predetermined performance goals, such as operating or net profits, cash flow, earnings per share, profit returns, margins, revenues, shareholder returns and/or value, stock price, economic value added and working capital and any other goal that meets the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended. The shares awarded to or earned by individual employees are subject to transfer restriction and/or forfeiture for a period of time as determined by the Committee in its discretion. The restrictions on transfer and the possibility of forfeiture may be waived, with the approval of the Committee, if an employee's employment relationship is terminated by reason of death, disability or retirement with Corning's consent, or by reason of a subsidiary ceasing to be such. In addition, the Committee may remove, in its discretion, in whole or in part, the restrictions on sale or transfer and the possibility of forfeiture in the event of the termination of employment if circumstances so warrant. Shares may be issued to recognize past performance either generally or upon attainment of specific objectives. Shares issuable for performance will be payable only to the extent the Committee determines that an eligible employee has met such objectives and will generally be valued as of the date of such determination. No employee shall have any right to receive shares based upon the attainment of objectives prior to the expiration of the date set for the performance of his/her objectives unless (i) otherwise determined by the Committee or (ii) his/her employment is terminated by reason of disability or retirement, in each case with the consent of Corning.

Program Limitations. No one individual may receive under the 2005 Program stock awards in any form (i.e., options, stock appreciation rights or shares of restricted stock) covering more than 7,000,000 shares of Corning's Common Stock in the aggregate during the term of the 2005 Program. In addition, the maximum annual award for any performance period intending to qualify under Section 162(m) of the Internal Revenue Code of 1986, as amended, that may be made to any one individual to settle a stock or cash award is $15,000,000, the value of the shares of Corning's Common Stock being their fair market value on the date of the award by the Committee.

Taxation. Corning believes that the federal income tax consequences of the 2005 Program are as follows:

- **2005 Stock Option Plan.** No income will be recognized by an optionee at the time either a non-qualified or an incentive option is granted. An optionee who exercises a non-qualified option will recognize compensation taxable as ordinary income (subject, in the case of employees, to withholding) in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and Corning or the subsidiary employing the optionee will be entitled to a deduction from income in the same amount. The optionee's basis in such shares will be increased by the amount taxable as compensation, and his/her capital gain or loss when he/she disposes of the shares will be calculated using such increased basis. The capital gain or loss on disposition of the shares will be either long-term or short-term depending on the holding period of the shares.

If all applicable requirements of Section 422 of the Internal Revenue Code of 1986, as amended, are met with respect to incentive stock options, including the requirement that the stock be held for more than two years from the date of grant of the option and more than one year from the date of exercise, no income to the optionee will be recognized at the time of exercise of an incentive stock option. The excess of the fair market value of the shares at the time of exercise over the amount paid is an item of tax preference, which may be subject to the alternative minimum tax. In general, if an incentive stock option is exercised after three months of termination of employment, or if the shares are sold within one year of the date of exercise or two years from the date of grant, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise or the sale price. Any excess of the sale price over the fair market value on the date of exercise will be taxed as a capital gain. Corning will be entitled to a tax deduction only if its employee recognizes ordinary income and only in the amount of income the employee recognizes.

- **2005 Incentive Stock Plan.** Shares of Common Stock awarded to an employee which are not subject to restrictions and the possibility of forfeiture will be taxed as ordinary income, subject to withholding, at the time of the transfer of the shares to him or her and, subject to any applicable limitations imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended, the value of such awards will be deductible by Corning or by the subsidiary employing the employee at the same time and in the same amount. Shares subject to restrictions and the possibility of forfeiture will not be subject to tax nor will such grant result in a tax deduction for Corning at the time of award. However, when such shares become free of restrictions and the possibility of forfeiture, the fair market value of such shares at that time (i) will be treated as ordinary income to the employee and (ii) subject to any applicable limitations imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended, will be deductible by Corning or by the subsidiary employing the employee.

Alternatively, an employee receiving shares subject to restrictions and the possibility of forfeiture may elect to include in his or her gross income, for the taxable year in which such shares are transferred to him or her, the fair market value of such shares at that time; in such case, he or she need not include any amount in gross income at the time the shares become free of restrictions and the possibility of forfeiture. However, an employee making such an election will not be allowed a deduction if the shares are subsequently forfeited. The employee will have a tax basis for the shares equal to their fair market value at the time they are included in gross income and will realize long-term or short-term capital gain on disposition of the shares depending upon the holding period of the shares, which will commence at the time the employee is deemed to be in receipt of ordinary income with respect to such shares.

Certain awards under the 2005 Program may be subject to the requirements applicable to nonqualified deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended. Although Corning intends that awards will satisfy those requirements, if they do not, employees may be subject to additional income taxes and interest under Section 409A of the Internal Revenue Code of 1986, as amended.

Amendment, Administration and Termination. The 2005 Program expires May 1, 2010 and no shares may be optioned or awarded and no rights to receive shares may be granted after that date. The Board of Directors is authorized to terminate or amend the 2005 Program, except that it may not increase the number of shares available thereunder or reduce the minimum stock option and stock appreciation right exercise prices below fair market value. To the extent any provision of the 2005 Program fails to comply with any condition of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, such provision shall be null and void to the extent permitted by law.

New Plan Benefits Table. See "Option/SAR grants in last fiscal year" on page 26 for information about awards made to the named executive officers under the 2000 Program during fiscal year 2004.

The Board of Directors recommends a vote FOR the approval of the 2005 Employee Equity Participation Program.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2000 Employee Equity Participation Program, as amended, and our 2003 Equity Plan for Non-Employee Directors as of December 31, 2004.

Plan Category	A Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	B Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column A)
Equity Compensation Plans Approved by Security Holders (1)	146,406,287	$20.07	78,708,464
Equity Compensation Plans Not Approved Security Holders	0	$ 0.00	0
Total	146,406,287	$20.07	78,708,464

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Report of Audit Committee of the Board of Directors

Report of Audit Committee of the Board of Directors

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of Corning's financial reporting, internal controls and audit functions. The Audit Committee operates under a written charter adopted by the Board of Directors. In February 2005, the Audit Committee re-examined and revised the charter, a copy of which is attached to this proxy statement as Appendix A. The directors who serve on the Audit Committee have no financial or personal ties to Corning (other than director compensation and equity ownership as described in this proxy statement) and are all "financially literate" and "independent" for purposes of the New York Stock Exchange listing standards. That is, the Board of Directors has determined that none of the Audit Committee members have a relationship with Corning that may interfere with the member's independence from Corning and its management.

The Audit Committee met with management periodically during the year to consider the adequacy of Corning's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with Corning's independent auditors and with the appropriate financial personnel and internal auditors. The Audit Committee also discussed with Corning's senior management and independent auditors the process used for certifications by Corning's chief executive officer and chief financial officer which is required by the SEC for certain of Corning's filings with the SEC. The Audit Committee met privately with both the independent auditors and the internal auditors, each of whom has unrestricted access to the Audit Committee.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Management is responsible for the preparation, presentation and integrity of Corning's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

During the course of 2004, management completed the documentation, testing and evaluation of Corning's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and the independent auditors at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of Corning's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in Corning's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC, as well as PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm included in Corning's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, "Communication with Audit Committees," and Public Company Accounting Oversight Board Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements." In addition, the Audit Committee has received from the independent auditors the written disclosure required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with them their independence from Corning and its management. The Audit Committee has considered whether the provision of permitted non-audit services by the independent auditor to Corning is compatible with the auditor's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors and the Board of Directors approved that the audited financial statements be included in Corning's Annual Report on Form 10-K for the year ended December 31, 2004.

The Audit Committee:
William D. Smithburg, Chairman
Deborah D. Rieman
H. Onno Ruding
Hansel E. Tookes, II

Independent Auditors

Fees Paid to Independent Auditors

The following table summarizes fees billed to Corning by PricewaterhouseCoopers LLP for professional services rendered as of and for the years ended December 31, 2003 and 2004:

	2003	2004
Audit Fees	$4,642,000	$7,543,000
Audit Related Fees	756,000	279,000
Tax Fees	1,997,000	1,171,000
All Other Fees	14,000	20,000
Total Fees	$7,409,000	$9,013,000

Audit Fees. These fees comprise professional services rendered in connection with the audit of Corning's consolidated financial statements, and reviews of Corning's quarterly consolidated financial statements on Form 10-Q's that are customary under auditing standards generally accepted in the United States. Audit fees also include statutory audits of Corning's foreign jurisdiction subsidiaries and consents for other SEC filings. In 2004, audit fees include fees for professional services rendered for the audits of (a) management's assessment of the effectiveness of internal control over financial reporting and (b) the effectiveness of internal control over financial reporting.

Audit Related Fees. These fees comprise professional services rendered in connection with audits of employee benefit plans, SEC registration statements, and carve-out audits supporting divestitures.

Tax Fees. These fees comprise statutory tax compliance, preparation and assistance for Corning's foreign jurisdiction subsidiaries, expatriate tax return compliance, and other tax compliance projects. Approximately 20% of these fees comprise advisory fees, all of which relate to international entities. Corning's intent is to minimize advisory services in this category.

All Other Fees. Includes a fee relating to licensing technical accounting software from the independent auditors and a fee to subscribe to two benchmarking studies published by the independent auditors. Corning's intent is to minimize services in this category.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-audit Services of Independent Auditors

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Corning's independent auditors. The full Audit Committee approves annually projected services and fee estimates for these services and establishes budgets for major categories of services. The Audit Committee Chairman has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee and services that were pre-approved but the associated fees will materially exceed the budget established for the type of service at issue. Services approved by the Chairman are communicated to the full Audit Committee at its next regular meeting. For each proposed service, the independent auditors are required to provide back-up documentation detailing said service. The Audit Committee will regularly review summary reports detailing all services being provided to Corning by its independent auditors. During 2004, all services performed by the independent auditors were pre-approved.

PROPOSAL 3 - Ratification of Appointment of Independent Auditors

The Audit Committee is responsible for selecting Corning's independent auditors. At the meeting of the Audit Committee of the Board of Directors held on February 2, 2005, the Audit Committee appointed PricewaterhouseCoopers LLP as the independent auditors for the 2005 fiscal year. Although shareholder approval for this appointment is not required, the Audit Committee and the Board of Directors are submitting the selection of PricewaterhouseCoopers LLP for ratification to obtain the views of shareholders. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain that firm.

In making the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for the fiscal year beginning 2005, the Audit Committee considered whether PricewaterhouseCoopers LLP's provision of services other than audit services is compatible with maintaining independence as our independent auditors. The Audit Committee also considered certain Chinese tax payments as reflected on Part III, Item 14 at page 44 of Corning's Annual Report on Form 10-K for the year ended December 31, 2004.

Corning expects representatives of PricewaterhouseCoopers LLP to be present at the Annual Meeting and available to respond to questions which may be raised there. These representatives may comment on the financial statements if they so desire.

The Audit Committee and the Board of Directors recommend a vote FOR ratification of appointment of PricewaterhouseCoopers LLP as the independent auditors for fiscal year ended December 31, 2005.

Other Matters

Certain Business Relationships

Corning has for more than 10 years used Nixon Peabody LLP as one of its principal outside law firms. William D. Eggers, Senior Vice President and General Counsel of Corning, was a partner at Nixon Peabody LLP before joining Corning in November 1997. In March 2001, Mr. Eggers married Jill K. Schultz, one of more than 250 partners at Nixon Peabody LLP. Corning continues to use Nixon Peabody LLP for a variety of legal services, with the financial aspects of the relationship controlled by Katherine A. Asbeck, Senior Vice President and Controller of Corning. Legal work performed for Corning by Ms. Schultz represented approximately 15% of total 2004 services performed by Nixon Peabody LLP. In 2004, Corning paid Nixon Peabody LLP approximately $1.9 million in legal fees and disbursements under a fee structure that Corning believes reflects current market rates.

Incorporation by Reference

The Report of the Compensation Committee of the Board of Directors on Executive Compensation on page 18, the Report of Audit Committee of the Board of Directors on page 34 and the Performance Graph on page 24, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Corning under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Corning specifically incorporates such information by reference. In addition, this proxy statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this proxy statement.

Additional Information

Our 2004 Annual Report is included with this proxy statement. Corning's Annual Report on Form 10-K and all other filings with the SEC may also be accessed via the Investor Relations page on Corning's web site at www.corning.com.

By order of the Board of Directors

Denise A. Hauselt
Secretary and Assistant General Counsel

March 1, 2005

APPENDIX A

Corning Incorporated
Audit Committee of the Board of Directors
Audit Committee Charter

PURPOSE AND ROLE

The Audit Committee is a committee of Corning's Board of Directors. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of internal control over financial reporting which management and the Board of Directors have established, and the audit process, as well as integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the internal auditor and the independent auditors. In addition, the Audit Committee provides an open avenue of communication between the internal auditors, the independent auditors, financial and senior management, and the Board of Directors. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

The Audit Committee recognizes that it is the duty of management and the independent auditor to plan and conduct audits and to determine that Corning's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The Audit Committee further recognizes that the conduct of investigations, compliance with laws, regulations and Corning's Code of Conduct are management functions.

COMPOSITION

The membership of the Audit Committee shall consist of at least three or more directors as determined by the Board of Directors, of whom in the judgment of the Board of Directors shall meet the independence and financial literacy requirements of the New York Stock Exchange, and be free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the Audit Committee. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an "audit committee financial expert" under rules and regulations of the Securities and Exchange Commission and one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange Listing Standards. Further, no member of the Audit Committee shall be an active or retired employee of Corning. Members of the Audit Committee shall serve at the pleasure of the Board of Directors. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The Audit Committee is appointed by the full Board of Directors at its annual organizational meeting.

MEETINGS

The Audit Committee shall meet in person at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary. In addition, management and the Audit Committee will meet telephonically to discuss and review Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release, as well as the quarterly financial statements and company disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to the filing of a report on Form 10-Q. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent auditor. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations as appropriate.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Financial Reporting

1. Perform a timely review of quarterly and annual financial statements and other financial information provided to shareholders.

2. Confirm that financial management and the independent auditor perform a timely analysis of significant reporting issues and judgments made and report key issues to the Committee, including discussion of major issues regarding accounting principles and financial statement presentation.

3. Inquire of management, the internal audit partner, and independent auditor about significant risks or exposures, assess the steps management has taken to minimize such risk to the company, and evaluate the need for disclosure thereof.

4. Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements of the company, including: (a) company disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q, and (c) items required by Statement of Auditing Standards 61, Statement of Auditing Standards 100 and Public Company Accounting Oversight Board Auditing Standard 2 in effect at that time for annual and quarterly statements.

5. Review and discuss with management Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release.

6. Review with the independent auditor, the internal auditor and management: (a) the adequacy and effectiveness of the systems of internal control over financial reporting (including any significant deficiencies and material weaknesses as well as significant changes in internal control over financial reporting reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures; and (b) current accounting trends and developments, and take such related action as appropriate.

7. Discuss with financial management and the independent auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial reporting practices used or proposed to be used, as well as the effect of regulatory and accounting initiatives and off-balance sheet structures.

8. Issue a letter for inclusion in Corning's Annual Report on Form 10-K that includes disclosures as required by SEC regulations.

9. Recommend to the Board of Directors whether the financial statements should be included in the Annual Report on Form 10-K.

Internal Control Over Financial Reporting

10. Review with the independent auditor and the internal audit partner the adequacy of the company's internal control over financial reporting (including information systems and security); and related significant findings and recommendations of the independent auditor and internal audit, together with management's responses.

11. Review and discuss disclosures made by management about any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in Corning's internal control over financial reporting.

12. Review and discuss management's plans to perform annual and quarterly assessments of the effectiveness of internal control over financial reporting to support the management report on internal control over financial reporting as required by SEC regulation.

13. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the internal auditor, procedures for implementing accepted recommendations made by the independent auditor, and any significant matters contained in reports from the internal auditor.

Audit Process

Appointment of auditors

14. On an annual basis, appoint or re-appoint the independent auditor and review and approve the discharge of the independent auditor. Instruct the independent auditor (a) that they are ultimately accountable to the Audit Committee; (b) that the Audit Committee has the authority and responsibility to appoint, retain, evaluate and replace the independent auditor; and (c) that the Audit Committee, as the shareholders' independent representative, is the independent auditor's client.

15. Approve management's recommendation of the internal auditors to be nominated. Review and approve the discharge of the internal auditors.

16. Review and concur in the appointment or replacement of the management individual charged with the role of overseeing internal audit processes.

Performance, independence and qualification of auditors

17. Annually, review and assess the following concerning the competence of the independent auditor and engagement team:

    - Resumes of key engagement audit personnel.
    - The quality control procedures of the firm serving as independent auditor.
    - The results of the most recent Public Company Accounting Oversight Board quality control review or other assessments of the firm serving as independent auditor.

18. Receive and review: (a) report by the independent auditor describing the independent auditor's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent auditor.

19. Discuss with the auditors and management the independence of the internal auditor and the independent auditor, including a review of services and related fees provided by the independent auditor and the internal auditors. Review disclosures from the independent auditor required by Independent Standards Board Standard No. 1.

20. Ensure the rotation of the lead audit partner having primary responsibility for the external audit and the audit partner responsible for reviewing the audit and other partners on the account as required SEC regulation.

21. Approve management's policies for Corning's hiring of employees or former employees of the independent auditor who participate in any capacity in the audit of Corning. On an annual basis, management should provide the Audit Committee Chair with information on compliance with that policy.

22. Review with management and the internal audit partner, annually, the internal audit department's charter, staffing and significant objectives.

Compensation of the independent auditor

23. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

24. The Audit Committee shall preapprove all auditing services and all permitted non-audit services (including fees and terms thereof) to be performed for Corning by its independent auditor. The Audit Committee may delegate authority to its chairman to grant preapprovals of permitted non-audit services, provided that decisions of such individual be presented to the full Audit Committee at its next scheduled meeting.

Review of audit plans and results

25. Review with the internal audit partner and the independent auditor the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

Review of audit results

26. Review and discuss with management, the internal audit partner and the independent auditor at the completion of the annual audit the following:

    a) Annual report of the company, including the consolidated financial statements and related footnotes.

    b) Results of the audit of the consolidated financial statements and the related report thereon.

    c) Review annually with the independent auditor the attestation to, and report on, the assessment of controls made by management and the effectiveness of internal control over financial reporting.

    d) Consider whether any changes to the internal controls or disclosure controls processes and procedures are appropriate in light of management's assessment or the independent auditor's report.

    e) Significant changes in the audit plan and any serious disputes or difficulties with management encountered during the audit.

    f) Other communications as required by generally accepted auditing standards.

Other Items

27. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and the results of the annual review of these areas conducted by internal audit.

28. Review legal and regulatory matters that may have a material impact on the financial statements and related corporate compliance policies, and programs and reports from regulators.

29. Review the status of compliance with laws, regulations and internal procedures; the scope and status of systems designed to promote company compliance with laws, regulations and internal procedures, through receiving reports from management, legal counsel and third parties as determined by the Audit Committee.

30. Discuss company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to Corning, as well as major legislative and regulatory developments which could materially impact Corning's contingent liabilities and risks.

31. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

32. Investigate and respond to any instances or allegations of inappropriate behavior by management concerning questions of compliance with securities laws or inquiries as may be reported by legal counsel.

General

33. At least semi-annually, meet with the internal audit partner, the independent auditor, and management in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

34. Establish policies for the hiring of employees and former employees of the independent auditor.

35. Report Audit Committee actions to the Board of Directors with such recommendations, as the Audit Committee may deem appropriate. At the Chairman's option, the independent auditor should be made available to meet with the Board of Directors annually or when otherwise appropriate.

36. Conduct an annual performance evaluation of the Audit Committee and evaluate the adequacy of the Audit Committee's charter annually.

37. The Audit Committee shall have the power to authorize investigations into any matters within the Audit Committee's scope of responsibilities and hire outside resources and professionals in conjunction therewith.

38. The Audit Committee will perform such others functions as assigned by law, the corporation's bylaws, or the Board of Directors.

39. Obtain advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee.

Report

40. The Audit Committee shall prepare a report each year for inclusion in the company's proxy statement.

APPENDIX B

Corning Incorporated
Compensation Committee of the Board of Directors
Committee Charter

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of the Company's CEO, other elected officers and directors; and to produce an annual report on executive compensation for inclusion in the company's annual proxy statement. The Committee has overall responsibility for approving and evaluating the director, elected officer and other key executive compensation, benefit and perquisite plans, policies and programs of the Company. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Committee Membership

The Compensation Committee shall consist of no fewer than three directors, all of whom in the judgment of the Board of Directors shall be independent. A person may serve on the Compensation Committee only if the Board of Directors determines he or she is a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934; satisfies the requirements of "outside director" under Section 162(m) of the Internal Revenue Code; and meets the independence requirements in the New York Stock Exchange listing standards. One member of the Compensation Committee will serve as the Chairperson of the Compensation Committee.

The members of the Compensation Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. Compensation Committee members may be replaced by the Board.

Committee Authority And Responsibilities

1. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to CEO and other officer compensation, evaluate the CEO's performance in light of those goals and objectives, and as a Committee or together with the independent members of the Board, determine and approve the CEO's compensation levels based on this evaluation. In determining the base salary, annual incentive and long-term incentive components of CEO compensation, the Compensation Committee will consider multiple factors including the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

2. The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors as deemed appropriate or necessary by the Committee.

3. The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of all directors, elected officers and other key non-CEO executives, including annual or multi-year incentive-compensation plans and equity-based incentive plans.

4. The Compensation Committee shall annually review and approve, for the CEO and the other elected officers and key executives of the Company:

   (a) the annual base salary level;

(b) the annual incentive opportunity level;

(c) the long-term incentive opportunity level;

(d) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and,

(e) any special, supplemental or nonqualified benefits or other perquisites relating to the CEO and other officers and key executives of the Company.

5. The Compensation Committee may form and delegate authority to subcommittees when appropriate. Members of a subcommittee may include directors of the Company, employees of the Company, consultants or any other parties as determined by the Compensation Committee in its sole discretion.

6. The Compensation Committee shall make regular reports to the Board. The Compensation Committee shall meet at each regularly scheduled meeting of the Board (currently established at five meetings per year). Additional special meetings of the Compensation Committee will be convened at such other times as it deems necessary to fulfill its responsibilities.

7. The Compensation Committee shall review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

APPENDIX C

Corning Incorporated
Finance Committee of the Board of Directors
Committee Charter

Purpose and Role

The Board of Directors has established a Finance Committee to assist the Board of Directors in fulfilling its oversight responsibilities across the principal areas of corporate finance for the company and its subsidiaries. As appropriate in its judgment from time to time, the Finance Committee may assist the Board by reviewing such matters as capital structure, equity and debt financing, capital expenditures, cash management, banking activities and relationships, investments, risk management, insurance and securities repurchase activities and making recommendations for consideration by the Board.

Composition

The membership of the Finance Committee shall consist of at least three independent directors or more as determined by the Board. At least one member shall have financial management expertise such as banking or investment management. Members of the Finance Committee shall serve at the pleasure of the Board of Directors.

The Finance Committee is appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Finance Committee or to adjust its membership as needs may arise from time to time.

Meetings

The Finance Committee shall normally meet four times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Finance Committee or Chairman of the Board may direct. The Finance committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Finance Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

Responsibilities and Duties

To assist the Board of Directors, the Finance Committee shall be responsible for reviewing with company management the strategies, plans, policies and actions related to the significant corporate finance matters of the company. Within the authorized levels delegated to it by the Board, the Finance Committee may approve actions within these areas of corporate finance. The matters within its review or approval scope shall include:

1. Capital structure plans and strategies;

2. Specific equity or debt financing and discuss the appropriateness, not just the acceptability, of all material capital raising activities or those proposed to be used prior to execution;

3. Capital expenditures plans and specific capital projects;

4. Financial investment plans and strategies and specific investments;

5. Mergers, acquisitions and divestitures;

6. Cash management plans and strategies and all activities relating to cash accounts and the cash and any short-term investment portfolio, including the establishment and maintenance of bank, investment and brokerage accounts;

7. Plans and strategies for managing certain exposures to economic risks including foreign currency, interest rate, commodities, and other economic risks that may from time-to-time arise in the normal course of business;

8. Plan and strategies for managing the company's insurance programs, including coverage for business interruption, property casualty, fiduciary, and directors and officers; and

9. The quarterly and annual financial statements and other financial information that management uses in its internal decision analysis activities.

Other Items

10. Policies and procedures with respect to Debt Management, Financial Risk Management, Credit Management, Global Cash Investments and Bank Relationship Management; and

11 Legal and regulatory matters that may have a material impact on the financial statements as they pertain to financing or risk management activities of the company.

General

12. Conduct an annual performance evaluation of the Committee and review the adequacy of the Committee's charter annually.

13. The Committee may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.

APPENDIX D

Corning Incorporated
Pension Committee of the Board of Directors
Committee Charter

Purpose and Role

The Board of Directors has established a Pension Committee to assist the Board of Directors in fulfilling its oversight responsibilities of pension plans (defined benefit plans in the US and similar style international plans) for the company and its subsidiaries. The Committee shall annually approve a pension policy, and as appropriate in its judgment from time to time, appoint investment managers, custodians, trustees, and other plan fiduciaries for the purpose of implementing the policy.

Composition

The membership of the Pension Committee shall consist of three or more directors as determined by the Board. At least one member shall have financial investment expertise such as banking, insurance or investment management. Members of the Pension Committee shall serve at the pleasure of the Board of Directors.

This Committee is appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Committee or to adjust its membership as needs may arise from time to time

Meetings

The Committee shall normally meet at least two times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Committee or Chairman of the Board may direct. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary. The Committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings.

Responsibilities and Duties

The Pension Committee shall be responsible for reviewing periodically with company management the funding and investment performance of the pension plans of the company. Within the authorized levels delegated to it by the Board, the Committee may approve actions or further delegate responsibilities for the purpose of implementing the pension policy. The matters within its review or approval scope shall include:

1. Approve annually a pension policy and method to implement the Plans' objectives;
2. The Committee shall exercise an oversight responsibility. It shall not be deemed the fiduciary of any of the Retirement Plans, nor shall it be responsible for the investment decisions made by others acting as fiduciaries under the Plan.
3. The Committee will conduct an annual performance evaluation and review the adequacy of the Committee's charter annually.

Oversight Responsibilities

- The Committee may rely upon presentations of management, investment advisors, actuaries, or other experts believed by the Committee to be informed and knowledgeable.
- It may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.
- Review at least annually presentations by the company's Treasurer or Director of Pension and Investments in their capacity as members of the Board-appointed Investment Committee. These presentations will include information concerning the pension plan funded status, actual asset allocation, performance and cash flows.

Corning Incorporated
Nominating and Corporate Governance
of the Board of Directors
Committee Charter

Purpose

The Nominating and Corporate Governance Committee shall: (1) identify and recommend qualified individuals to the Board for nomination as members of the Board, consistent with criteria approved by the Board; (2) develop and recommend to the Board a set of Corporate Governance Guidelines; (3) lead the Board in its annual review of the Board's performance and oversee the evaluation of management; (4) to recommend to the Board director nominees for the next annual meeting of shareholders; (5) recommend to the Board director nominees for each of its standing committees; and (6) undertake such other duties as may be delegated to it from time to time. The Committee shall report to the Board on a regular basis and not less often than twice a year.

Committee Membership

The Committee shall consist of three or more directors, all of whom, in the judgment of the Board, shall be "independent" under the New York Stock Exchange listing standards.

The members shall be appointed by the Board. They shall serve at the pleasure of the Board and for such term as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee to serve as chairperson of the Committee. The Committee shall meet in person or telephonically at least twice a year at a time and place determined by the Committee chairperson, with further meetings to occur when deemed necessary or desirable by the Committee or its chairperson.

Committee Duties and Responsibilities

To fulfill its responsibilities and duties the Committee shall:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable with regard to the appropriate size, functions and needs of the Board.

2. Establish the criteria for membership; such criteria should cover, among other things, diversity, experience, skill set and the ability to act on behalf of shareholders.

3. Identify individuals believed to be qualified to become Board members, and to recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders. In the case of a vacancy in the office of director, the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In nominating candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgment, experience, skills and personal character of the candidate, as well as its assessment of the needs of the Board and the Committee.

4. Conduct appropriate inquiries into the backgrounds and qualifications of possible candidates.

5. Review candidates recommended by shareholders.

6. Recommend to the Board the membership of any committee of the Board and to identify and recommend Board members qualified to fill vacancies on any committee of the Board.

7. Recommend director nominees for approval by the Board and its shareholders.

8. Assist the Board in assessing whether individual members of the Board are independent within the New York Stock Exchange listing standards.

9. Establish director retirement policies.

10. Review the outside activities of, and to consider questions of possible conflicts of interest of, Board members and senior executives.

11. Oversee and assist the Board with an annual assessment of the Board's performance through such process as the Committee shall determine advisable including, if appropriate, the solicitation of comments from each member of the Board. The annual assessment shall be discussed with the full Board following the end of each fiscal year.

12. Oversee and assist the Board in annually reviewing with the Chairman and Chief Executive Officer the job performance and evaluation of elected corporate officers and other senior executives.

13. Develop and recommend to the Board a set of corporate governance principles for the company, to review those principles at least annually, and to recommend any proposed changes to the Board as the Committee deems advisable.

14. Review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to obtain advice and assistance from internal or outside legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

APPENDIX F

Corning Incorporated
Corporate Relations Committee of the Board of Directors
Committee Charter

Purpose and Scope of the Committee's Work

The Purpose of the Corporate Relations Committee is to review and guide the company's work in the areas of Employment Policy, Public Policy and Community Relations in the context of the company's business strategy. The Committee's work focuses on the following general areas:

- The company's public relations and reputation.

  Areas include media relations strategies, corporate identity, corporate advertising, and product liability.

- The company's relationship and role with governmental agencies and public policy.

- The corporation's responsibilities as an employer and its relationship with employees.

  Areas include safety, health and environmental policies; code of conduct, values and operating environment; human resource and industrial relations strategies; security and internal communications strategies.

- The company's responsibilities as a community member, our relationship with major communities and our strategy with respect to charitable contributions and projects undertaken to improve the communities we operate in.

Meeting Schedule: Generally meets in February, July, October and December.

APPENDIX G

Corning Incorporated
Corporate Governance Guidelines

The Board of Directors of Corning Incorporated, acting on the recommendation of its Nominating and Corporate Governance Committee, has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of Corning Incorporated are managed by or under the direction of its Board of Directors in accordance with New York law. The directors' fiduciary duty is to exercise their business judgment in the best interests of Corning Incorporated's shareholders.

Board Structure and Composition

Board Size. The size of the Board will provide for sufficient diversity among non-employee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size, currently 14 members, will be set by the Board on recommendation of the Nominating and Corporate Governance Committee, and within the limits prescribed by Corning Incorporated's by-laws.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with Corning Incorporated, directly or indirectly. For this purpose, Corning Incorporated will ensure that it complies with the independence requirements of SEC and the NYSE Listing Standards, as well as director qualification standards recommended by the Nominating and Corporate Governance Committee.

"Immediate family member" includes a person's spouse, parents, children, siblings, in-laws, and any one (other than employees) who shares such person's home. Materiality for this purpose will be evaluated both from the standpoint of Corning Incorporated and from the standpoint of the director or the persons or entities with which the director is affiliated.

Notwithstanding the fact that an individual may not satisfy one or more of the above criteria, the Board may nevertheless determine that the director has no material relationship with the corporation that would interfere with independence and should be considered independent. In that case, the reasons for any such determination will be specifically set forth in the proxy statement for any meeting at which that director is standing for election.

Chairman and CEO. The Board believes it is appropriate for Corning Incorporated's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Lead Director. The Board will designate and publicly disclose a non-employee director who will lead the non-employee directors' executive sessions.

Term Limits. The Board believes that experience as a Corning Incorporated director is a valuable asset, especially in light of the size and global scope of the corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 72.

Other Directorships. Recognizing the substantial time commitment required of directors, it is expected that an employee director will serve on the board of no more than three other public companies and that a non-employee director will serve on the boards of other public and private companies and not-for-profit entities only to the extent that, in the judgment of the Nominating and Corporate Governance Committee, such services do not detract from the directors' ability to devote the necessary time and attention to Corning Incorporated. The Nominating and Corporate Governance Committee will periodically review all non-employee directors' service on the boards of other public companies.

Change in Status. To avoid any potential for a conflict of interest or potential conflict of interest, directors will not accept a seat on any additional public company board or any governmental position without first reviewing the matter with the Nominating and Corporate Governance Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Nominating and Corporate Governance Committee in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities. If the Nominating and Corporate Governance Committee determines that the resignation should be accepted, the Committee will refer that recommendation to the Board.

Director Selection; Qualifications; Education

Director Candidates. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. Candidates are selected for their character, judgment, diversity of experience, acumen and their ability to act on behalf of shareholders. Scientific expertise, business experience, prior governmental service and familiarity with national and international issues affecting business are among the relevant criteria. Final approval of a candidate is determined by the full Board.

Orientation. New directors will receive a comprehensive orientation from responsible executives regarding Corning Incorporated's business and affairs, including written materials, meetings with key management and visits to facilities.

Continuing Education. Reviews of particular aspects of Corning Incorporated's operations will be presented by responsible executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site inspection of a Corning Incorporated facility in conjunction with a regular Board meeting at least once every other year.

Board Meetings and Director Responsibilities

Number of Regular Meetings. The Board currently holds regular meetings five times per year.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director at least one week prior to each meeting. Briefing materials should be concise and yet sufficiently detailed to permit directors to make informed judgments. The Chairman will normally determine the agenda for Board meetings, but any director may request the inclusion of particular items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting, each annual meeting of shareholders and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary under the circumstances.

Director Preparedness. Each director should be familiar with the agenda for each meeting, should have carefully reviewed all other materials distributed in advance of the meeting, and should be prepared to participate meaningfully in the meeting and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Non-Employee Director Executive Sessions

An executive session of the non-employee directors will normally be held immediately before, during or after each meeting of the full Board. The Chair of the Nominating and Corporate Governance Committee or other non-employee director as chosen by the Board will preside at the executive sessions, and will be disclosed in the proxy statement per the NYSE rules. Any non-employee director may raise issues for discussion at an executive session.

Board Self-Evaluation

Annually, the Board will evaluate its performance and effectiveness as a Board as well as the performance and effectiveness of its committees and will abide by NYSE Listing Standards for self-evaluation for selected Committees.

Committees

Committees. The Board will appoint from among its members an executive committee and other committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Nominating and Corporate Governance Committee (which serves as the nominating and corporate governance committee within the meaning of the New York Stock Exchange rules), Pension Committee, Compensation Committee, Finance Committee, and Corporate Relations Committee.

Committee Composition. The Nominating and Corporate Governance Committee, Board Audit Committee, and Board Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee where the Chairman of the Board will be the Chair, the Nominating and Corporate Governance Committee will recommend committee Chairs to the Board for approval.

In addition:

- the membership of the Board Audit Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and the Securities and Exchange Commission;
- the membership of the Board Compensation Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and must qualify as an independent "non-employee directors" for purposes of Rule 16b-3 of the Securities and Exchange Commission; and
- no member of the Board Compensation Committee may be part of a compensation committee interlock within the meaning of Regulation S-K of the Securities and Exchange Commission.

Committee Charters. Each of the committees will have a written charter setting further its responsibilities if they are not stated in the company's by-laws. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments. Membership of each committee will be determined by the Board on the recommendation of the Nominating and Corporate Governance Committee. Consideration will be given to rotating committee memberships periodically.

Committee Self-evaluation. Annually, each of the Board committees will conduct an evaluation of its performance and effectiveness and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluations and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the non-employee directors will, in conjunction with the Board Compensation Committee, review the performance of the CEO in light of the corporation's goals and objectives. The Compensation Committee meets annually with the CEO to receive his or her recommendations concerning such goals.

Management Succession Planning and Performance Review

At least annually, the Board will review and approve succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of emergencies or unforeseen events. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

The function of the Board in monitoring the performance of senior management is fulfilled by the presence of outside directors who have a substantive knowledge of the business. The Board selects the senior management team, which is charged with the conduct of the company's business. Having selected the senior management team, the Board acts as an advisor to senior management and ultimately monitors its performance. The Compensation Committee also is responsible for setting performance goals and compensation for the direct reports to the CEO. These decisions are approved or ratified by action of the outside directors of the Board at a meeting or executive session of that group.

Board Resources

Access to Employees. Non-employee directors will have full access to the senior management of Corning Incorporated and other employees. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of senior management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding Corning Incorporated business and affairs will be provided to the Board by Corning Incorporated management and staff and by Corning Incorporated independent auditor. However, the Board and each committee have the authority to retain such outside independent advisors, including accountants, legal counsel, or other experts, as it deems appropriate. Non-employee directors will have full access to such outside independent advisors to ask questions regarding Corning Incorporated. The fees and expenses of any such advisors will be paid by the Corning Incorporated.

Code of Conduct

Corning Incorporated has adopted a comprehensive "Our Code of Conduct." These standards include policies calling for strict observance of all laws applicable to Corning Incorporated's business and describes conflicts of interest policies which, among other things, requires that directors avoid any conflict between their own interests and the interests of the corporation in dealing with suppliers, customers, and other third parties, and in the conduct of their personal affairs, including transactions in securities of the corporation, any affiliate, or any nonaffiliated organization. Each director is expected to be familiar with and to follow these policies to the extent applicable to them.

Communication by Interested Parties with the Non-Employee Directors

The Nominating and Corporate Governance Committee will maintain procedures for interested parties to communicate directly with the non-employee directors. The Board believes that it is management's role to speak for the company. These procedures will be published in the proxy statement for each annual meeting of shareholders and posted on Corning Incorporated's Internet site.

Corning Incorporated Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the independent members of the Board on the recommendation of the Compensation Committee, and will be reviewed annually at a minimum. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the corporation's business and the responsibilities of its directors. All directors are expected to own stock in the company in an amount that is appropriate for them. In considering benefits and compensation of non-employee directors, the Board will consider whether questions regarding directors' independence may be raised by anything that would be considered non-customary, or the company providing indirect forms of compensation or benefits to a director or any substantial charitable contributions to organizations in which a director is affiliated.

Option Repricing

The corporation will not, without shareholder approval, amend any employee stock option to reduce the exercise price (except for appropriate adjustments in the case of a stock split or similar change in capitalization); or offer to exchange outstanding employee stock options for options having a lower exercise price; or offer to exchange options having an exercise price below the current market price for cash, restricted stock, or other consideration.

Shareholder Matters

Shareholder matters such as voting rights, confidential voting, ratification of auditors, shareholder proposals receiving a majority approval and others are contained within, and governed by Corning Incorporated's by-laws and charter.

Re-Evaluation of Corporate Governance Guidelines

The Board will review and revise these Corporate Governance Guidelines as appropriate from time to time based on the recommendation of the Nominating and Corporate Governance Committee.

Director Qualification Standards

The Board adopted a formal set of director qualification standards under the NYSE Listing Standards approved by the SEC in November 2003 concerning determination of director independence. To be considered independent, a director must be determined by resolution of the Board after due deliberation, to have no material relationship with the company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and also apply the following standards:

1. A director will not be independent if within the preceding three years: (a) the director was employed by the company or any of its subsidiaries; (b) an immediate family member of the director was an executive officer of the company; (c) the director was employed by or affiliated with the company's independent internal or external auditor; (d) an immediate family member of the director was employed in a professional capacity by the company's independent internal or external auditor; or (e) an executive officer of the company was on the board compensation committee of a second company that employed either the director or an immediate family member as an executive officer.

2. A director will not be independent if within the preceding three years: (a) the director or an immediate family member receives more than $100,000 per year in direct compensation from the company, other than normal director and committee fees and pension or other forms of deferred compensation for prior services; (b) a director is an officer or employee of a second company that makes payments to, or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of the second company's consolidated gross revenues; (c) an immediate family member of a director is an executive officer of a second company that makes payments to, or receives payments from the company at the levels in 2(b); or (d) if a director serves as a paid executive officer of a charitable organization that received contributions in any single fiscal year that exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues. The Board shall consider the materiality of any such relationships, even if they are below the dollar thresholds.

3. The determination of whether a section 2 relationship is material or not (and whether a director is independent or not) shall be made by those directors on the Board who satisfy the independence guidelines.

4. The company will not make any personal loans or extensions of credit to directors or executive officers.

5. For independence, all directors must deal at arms' length with the company and its subsidiaries and disclose circumstances that are material to the director if they might be viewed as a conflict of interest.

APPENDIX H

Corning Incorporated
Code of Ethics
For Chief Executive Officer and Financial Executives

In my role as an executive of Corning Incorporated, I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1. I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2. I provide constituents with information that is accurate, complete, objective, relevant, timely, and understandable.

3. I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies. I provide full, fair, accurate, timely, and understandable disclosure to my constituents and/or in reports provided to external constituencies (SEC, shareholders, reporting agencies, etc.).

4. I act in good faith, responsibility, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5. I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6. I share knowledge and maintain skills important and relevant to my constituents' needs.

7. I proactively promote high integrity as a responsible member of my business team and/or in my work environment.

8. I achieve responsible use of and control over all company assets and resources employed or entrusted to me.

9. I will report any known or suspected violations of this code to the Corporate Controller or the General Counsel.

10. I am accountable for adhering to this code.

Dated: ______________________

Signed: ______________________

Corning Incorporated
Code of Conduct
For Directors and Executive Officers

In my role as a Director or Executive Officer of Corning Incorporated, I certify that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

1. I have read Our Code of Conduct, the code of business ethics that applies generally within the Company. I will abide by its standards in carrying out my role as a Director or Executive Officer of the Company. The Code of Business Ethics for Directors and Executive Officers incorporates the provisions of Our Code of Conduct, as supplemented by this document.

2. I act with honesty and integrity, avoiding actual and apparent conflicts with the interests of Corning Incorporated. A conflict of interest would occur when an individual's private interest interferes – or even appears to interfere – with the interests of the Company as a whole. When any issue arises that may present an actual or apparent conflict, I will bring that issue to the attention of Corning's Chairman or General Counsel and seek a waiver or recuse myself from action on the particular matter.

3. In acting on any business for Corning Incorporated, I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, and will act as appropriate within my position to assure that the Company complies with such rules and regulations.

4. I understand the requirement that the Company provide full, fair, timely and understandable disclosure to its external constituents (SEC, shareholders, reporting agencies) and will take that requirement into proper account in carrying out my duties as a Director or Executive Officer of the Company.

5. I understand that insider trading on the basis of non-public material information is both unethical and illegal and will not be tolerated by the Company. As a Director or Executive Officer, I will abide by guidance from the Company regarding appropriate periods when trading in securities of the Company may be permitted, as well as periods when such trading is not permitted.

6. I respect the confidentiality of Company information acquired in the course of my duties as a Director or Executive Officer of the Company. Confidential information of the Company or its customers may not be used for personal advantage. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

7. I understand that business opportunities within the scope of the business of the Company, as well as reasonable extensions of the scope of that business, represent corporate opportunities of Corning and may not be diverted for any separate personal purpose or benefit. I will not take for myself personally any opportunities that are discovered through the use of corporate property, information or position. I will not use corporate property, information or position for personal gain. I will not compete with the Company directly or indirectly. I will fulfill my duty to the company to advance its legitimate interests when the opportunity to do so arises.

8. I understand that the Company has a duty to deal fairly with its customers, suppliers, competitors and employees. It is a principle of the Company that no employee should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation, or any other practice of unfair dealing.

9. I understand that I have an obligation to protect the Company's assets and ensure their efficient use and, within the scope of my responsibilities as a director or executive officer, will ensure that Company assets are used for legitimate business purposes.

10. As a director or executive officer, I recognize that the Company should proactively promote ethical behavior. Through its Code of Conduct, the Company encourages its employees to talk to supervisors, managers, Corporations General Counsel or the Corporate Controller when in doubt about the best course of action in a particular situation. The Company also encourages that employees report violations of laws, rules, regulations or the Code of Conduct to the General Counsel of the Corporation. In addition, the Company ensures that its employees know that there will be no retaliation for reports made in good faith. I adhere to and support these principles.

Dated: ______________________

Signed:______________________

2004 Financial Information

CORNING
Discovering Beyond Imagination

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as "the Company," "the Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications, Environmental Technologies and Life Sciences.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), which are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan and Taiwan and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision, which is 50% owned by Corning) in South Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Affiliates of Samsung Electronics Co., Ltd. own the remaining 50% interest in Samsung Corning Precision, which sells glass to LCD panel manufacturers in Korea. Panel manufacturers in the other leading LCD-producing areas of the world, Japan, Taiwan, Singapore and China, are supplied by Corning.

Corning has consistently been a leader to market with new large-generation sized substrates used by our customers in the production of larger LCDs for monitors and television. The company continues to be one of the first with product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. Glass substrates are currently available in sizes up to Generation 6, and Generation 7 was introduced from Samsung Corning Precision in January 2005. Large generation substrates allow LCD manufacturers to produce larger and a greater number of panels from each substrate. This leads to economies of scale for LCD manufacturers and is expected to help lower display prices for consumers in the future. At the end of 2004, approximately 60% of Corning and Samsung Corning Precision's volume of LCD glass was Generation 5 and higher.

Corning's proprietary fusion manufacturing process was invented by the company. It is the cornerstone of Corning's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity – essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates.

LCD glass manufacturing is a highly capital intensive business. Corning continues to make significant investments to expand its liquid crystal display glass facilities in response to anticipated customer demand. The environment is very competitive and important success attributes include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Reference is made to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 29% of Corning's sales for 2004.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber more than 30 years ago. It offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-premises access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; NexCor™ fiber for converged services networks; SMF-28e® single mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; MetroCor® fiber products for metropolitan networks; LEAF® optical fiber for long-haul, regional and metropolitan networks; and Vascade® submarine optical fibers for use in undersea networks. Corning has two large optical fiber manufacturing facilities in North Carolina, as well as a controlling interest in Shanghai Fiber Optics Co., Ltd. in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. Corning believes that the Concord facility can be returned to productive capacity within six to nine months of a decision to reopen.

A significant portion of Corning's optical fiber is sold to subsidiaries such as CCS Holdings, Inc. (Corning Cable Systems), Corning Cable Systems Verwaltungs GmbH, and Norddeutsche Seekabelwerke GmbH & Co., KG (NSW) or to cable equity ventures such as Chengdu CCS Optical Fiber Cable Co. in China. Optical fiber is cabled prior to being sold in cable form. The remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include large facilities in North Carolina and Germany and smaller regional locations or equity affiliates, including those listed above.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of DSL) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina and Texas, as well as Europe, Mexico, China, and the Caribbean. Corning Gilbert Inc. offers products for the cable television industry, including coaxial connectors and associated tools. Corning Gilbert has manufacturing operations for coaxial connectors and associated assembly tools in Arizona, Mexico and Denmark.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, but such royalty revenue is not currently material to the business. Corning is also licensed to use certain patents owned by others, and such licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the company's patents and trademarks.

The Telecommunications segment represented 40% of Corning's sales for 2004.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. As regulations and laws on emission controls standards have tightened over time and additional countries have instituted requirements related to clean air, Corning has continued to develop more efficient emission-control catalytic converter substrate products with higher density and greater surface area. Corning manufactures these products in New York, Virginia, China, Germany and South Africa. Cormetech Inc., 50% owned by Corning and 50% owned by Mitsubishi Heavy Industries Ltd. of Japan, manufactures ceramic environmental substrate products at its North Carolina and Tennessee facilities for use in power plants. Corning is investing in new ceramic substrate and filter technologies for diesel emission control device products, with a new production facility in New York to produce such products for diesel vehicles worldwide. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment is also licensed to use certain patents owned by others, and such licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the company's patents and trademarks.

The Environmental Technologies segment represented 14% of Corning's sales for 2004.

Life Sciences Segment

Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under 3 primary brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, England and Mexico and markets them worldwide, primarily through distributors, to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities.

Patent protection is important to the segment's operations, particularly for some of its emerging products. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks is important to the segment. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the company's patents and trademarks.

The Life Sciences segment represented approximately 8% of Corning's sales for 2004.

Other Products

Other products made by Corning include semiconductor optics, ophthalmic glass and plastic products, technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products. Semiconductor optics manufactured by Corning include: high-performance optical material products; optical-based metrology instruments; and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies. Other specialty glass products are made in New York, Virginia, England and France. Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France manufacture smooth cooktop glass/ceramic products in France and in South Carolina.

Corning's conventional glass television business previously included a 51% owned affiliate, Corning Asahi Video Products Company (CAV), a producer of glass panels and funnels for cathode ray television tubes in Pennsylvania that ceased production in the second quarter of 2003. Corning owns a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. owns the remaining 50% interest in Samsung Corning.

Other products represented approximately 9% of Corning's sales for 2004.

We manufacture and process products at more than 45 plants and 15 countries.

Additional explanation regarding Corning and our four segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 18 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company in Michigan that manufactures silicone products worldwide. Dow Corning emerged from its Chapter 11 bankruptcy proceedings during 2004. Dow Corning's sales exceeded $3.3 billion in 2004. Additional discussion about this company appears in the Legal Proceedings section.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Additional discussion about PCC appears in the Legal Proceedings section. Corning also owns half of Pittsburgh Corning Europe N.V., a Belgian corporation that manufactures glass products for industrial uses primarily in Europe.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning is the largest worldwide producer of glass substrates for active matrix LCD displays. That market position remained relatively stable over the past year. Corning believes it has competitive advantages in LCD glass substrate products by investing in new technologies, offering a consistent source of reliable supply and using its proprietary fusion manufacturing process. This competitive advantage allows us to deliver glass that is larger, thinner and lighter with exceptional surface quality. Asahi Glass, Nippon Electric Glass and NH Techno are Corning's principal competitors in display glass substrates. In addition, new entrants are seeking to expand their presence in this business.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines. Price and new product innovations are significant competitive factors. The continued downturn in the telecommunications industry, particularly in Europe and North America, has changed the competitive landscape by increasing competition based upon pricing. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning obtained the first significant optical fiber patents and believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber products are Furukawa OFS, Fujikura, Sumitomo, Pirelli and Draka Comteq. Furukawa OFS is Corning's largest competitor. For optical fiber cable products, Corning's primary competitors are Furukawa OFS, Pirelli, Draka Comteq, Alcoa Fujikura and Sumitomo.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. The heavy duty and light duty diesel vehicle market opportunities are still emerging. Corning's Environmental Technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Life Sciences Segment

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a relatively stable laboratory glass products market presence during 2004. Corning seeks to maintain competitive advantages relative to its competitors by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes.

For laboratory products, Schott Glaswerke, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors. Corning also faces increasing competition from certain distributors that have backward integrated or introduced private label products.

Other Products

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry and that market position remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott Glaswerke, Shin-Etsu Quartz Products, Hoya and Hereaus are the main competitors.

Samsung Corning is the third largest worldwide producer of cathode ray tube glass products for conventional televisions. Its relative competitive position has remained stable over the past year, although there has been a shift in the industry as end-market customers have turned to flat panel displays or projection technologies. Samsung Corning seeks to maintain its competitive advantage through customer support, logistics expertise and a lower cost manufacturing structure. Nippon Electric Glass, Asahi, and various other Asian manufacturers compete with Samsung Corning.

Raw Materials

Corning's production of specialty glasses and related materials requires significant quantities of energy and batch materials.

Although energy shortages have not been a problem recently, the cost of energy has increased. Corning has achieved flexibility through important engineering changes to take advantage of the lowest-cost energy source in most significant processes. Specifically, many of Corning's principal manufacturing processes can now be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

As to resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, availability appears to be adequate. Corning's suppliers from time to time may experience capacity limitations in their own operations, or may eliminate certain product lines; nevertheless, Corning believes it has adequate programs to ensure a reliable supply of batch chemicals and raw materials. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials used in the manufacturing of products are currently sole sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments, or reduce Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States (U.S.) and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2004, Corning was granted over 300 patents in the U.S. and over 300 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2004, Corning and its subsidiaries owned over 4,900 unexpired patents in various countries of which over 2,400 were U.S. patents. Between 2005 and 2007, approximately 4% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 3,300 patent applications in process, with over 825 in process in the U.S. As a result, Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 200 patents in various countries of which over 80 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2005 and 2007.

The Telecommunications segment has over 2,100 patents in various countries of which over 1,000 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to packaging of lasers and designs for optical switch products; (iii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iv) patents relating to optical fiber and electrical connectors and associated methods of manufacture. While a particular U.S. patent related to one type of low loss optical fiber will expire in 2005, there is no group of important Telecommunications segment patents set to expire between 2005 and 2007.

The Environmental Technologies segment has over 550 patents in various countries of which over 250 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. While a particular U.S. patent related to the process of mixing and extruding certain ceramic materials will expire in 2005, there is no group of important Environmental segment patents set to expire between 2005 and 2007.

The Life Sciences segment has over 180 patents in various countries of which over 75 were U.S. patents. Although no one patent is considered material to this business segment, and new patents are frequently granted to Corning, some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products. There is no group of important Life Sciences segment patents set to expire between 2005 and 2007.

Many of these patents are used in Corning's operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, Discovering Beyond Imagination, DuraTrap, Eagle2000, Flame of Discovery Design, HPFS, LEAF, Pyrex, SMF-28e, Steuben, Lanscape and Vycor.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $16 million in 2004 and are estimated to be $26 million in 2005.

Corning's 2004 operating results from continuing operations were charged with approximately $40 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Risk factors

Set forth below and elsewhere in this Annual Report on Form 10-K and in other documents we file with the SEC are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements or other projections contained in this Report. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate statement labeled Forward-Looking Statements should be considered in addition to the statements below.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products

Our customer base is relatively concentrated with less than 10 significant customers accounting for a high percentage (greater than 50%) of net sales in most of our businesses, including those purchasing LCD glass. However, no individual customer accounts for more than 10% of consolidated sales.

Our Display Technologies, Telecommunications, Environmental Technologies, and Life Sciences segments have concentrated customer bases. If we lose a significant customer in any of these businesses, or if one or more significant customers reduce orders, our sales could be negatively impacted. Corning manufactures and sells glass substrates to a concentrated customer base comprised of LCD panel makers primarily located in Japan and Taiwan. The most significant customers in these markets are AU Optronics Corp., Chi Mei Optoelectronics Corp., Hannstar Display Corp., Quanta Display Inc., Sharp Corporation, and Toppan CFI (Taiwan) Co., Ltd. For the twelve months ended December 31, 2004, these six LCD customers accounted for 76% of the Display Technologies segment sales. In addition, Samsung Corning Precision's sales were also concentrated, with three LCD panel makers in Korea (Samsung Electronics Co., Ltd., LG Philips LCD Co., and BOE Hydis Technology Co., Ltd.) accounting for 88% of sales for the twelve months ended December 31, 2004.

Although the sale of LCD glass substrates increased in 2004, there can be no assurance that positive trends will continue. Our customers are LCD panel makers, and as they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, or price or other factors, may lead to pauses in market growth from time to time. There is further risk that our customers may not be able to maintain profitable operations or access sufficient capital to fund ongoing expansions.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. For the twelve months ended December 31, 2004, one customer accounted for approximately 13% of our Telecommunications segment sales, and 10 customers accounted for 47% of total segment sales. Sales growth in the Telecommunications segment is largely dependent on the continuation of the recent Verizon fiber-to-the-premises project. Should this deployment not occur at the pace anticipated, our future sales would be adversely impacted.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control fluctuate with production and sales of automobiles and other vehicles, as well as changes in governmental laws and regulations for air quality and emission controls. Sales in our Environmental Technologies segment are primarily to four manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers.

Sales in our Life Sciences segment are primarily through two large distributors to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. One of Life

Sciences primary distributors has recently communicated its intent to change its ongoing business strategy. Subsequent to December 31, 2004, Corning notified this distributor that we will not renew its existing distribution agreement, which will expire in April 2005. We are actively working to transition the sales through this distributor to our remaining primary distributor and other existing and developing channels. However, this change will likely adversely impact sales volumes in the short term.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results could suffer, and we may not achieve profitability levels anticipated

We are investing heavily in additional manufacturing capacity of certain businesses, including $640 million in 2004 to expand our liquid crystal display glass facilities in response to anticipated increases in customer demand and $124 million in anticipation of the emerging market for diesel emission control systems. The speed of constructing the new facilities presents challenges. We may face technical and process issues in moving to commercial production capacity. There can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. While the industry has grown rapidly, it is possible that glass manufacturing capacity may exceed customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Any changes in our manufacturing processes or those of our suppliers could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the volume or requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our yield and margin targets.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

As a result of a severe decline in the telecommunications industry beginning in 2001, we have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity based investments, most recently in the third quarter of 2004. It is possible we may record additional charges for restructuring or other asset impairments if additional actions become necessary to align costs to a reduced level of demand, or respond to increased competition, regulatory actions, or other factors impacting our businesses.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline further, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry government standards and frequent new product introductions. Our success is expected to depend, in substantial part, on the timely and successful introduction of new products, upgrades of current products to comply with emerging industry government standards, our ability to acquire technologies needed to remain competitive and our ability to address competing technologies and products. In addition, the following factors related to our products and the markets for them, if not achieved, could have an adverse impact on our results of operations and financial performance:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and environmental substrate products that can command competitive prices in the marketplace;
- our ability to maintain or achieve a favorable sales mix of large generation sizes of display glass;
- our ability to continue to develop new product lines to address our customers' diverse needs within the several market segments that we participate in, which requires a high level of innovation, as well as the accurate anticipation of technological and market trends;
- our ability to develop new products in response to favorable government regulations and laws driving customer demand, particularly environmental substrate diesel filter products in the Environmental

Technologies segment and Telecommunications segment products associated with fiber-to-the-premises;
- continued strong demand for notebook computers;
- the rate of substitution by end-users purchasing LCD monitors to replace cathode ray tube monitors;
- the rate of growth in purchases of LCD televisions to replace other technologies;
- fluctuations in inventory levels in the supply chain of LCD-based consumer electronics;
- the ability to reallocate LCD glass to other customers in response to canceled orders; or
- the rate of growth of the fiber-to-the-premises build-out in North America.

We face pricing pressures in each of our leading businesses that could adversely affect our results of operations and financial performance

We periodically face pricing pressures in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to respond to the pricing pressures that may continue, we may not be able to achieve proportionate reductions in costs. As a result of overcapacity and the current economic and industry downturn in the Telecommunications segment, pricing pressures continued in 2004, particularly in our optical fiber and cable products. We anticipate pricing pressures will continue into 2005 and beyond. Increased pricing pressure is likely in our Display Technologies segment as our customers strive to reduce their costs.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2004, Corning had goodwill of $282 million (including $123 million related to the Telecommunications segment). During the third quarter of 2004, we recorded a $1,420 million impairment charge to write-down the Telecommunications segment goodwill balance to its estimated fair value.

While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur or change based on market conditions.

We may be limited in our ability to obtain additional capital on commercially reasonable terms

Although we believe existing cash, short-term investments and borrowing capacity, collectively, provide adequate resources to fund ongoing operating requirements, we may be required to seek additional financing to compete effectively in our markets. Our public debt ratings affect our ability to raise capital and the cost of such capital. Our ratings as of February 22, 2005 were BB+ from both Fitch and Standard & Poor's and Ba2 from Moody's. Any downgrades may increase our borrowing costs and affect our ability to access the debt capital markets.

We are subject under our revolving credit facility to a covenant that requires us to maintain a ratio of total debt to capital, as defined under the credit facility, of not greater than 60%. Our total debt to capital ratio was 41% at December 31, 2004. This covenant limits our ability to borrow funds. Future losses or significant charges could materially increase our total debt to capital ratio which may reduce the amounts we are able to borrow under our existing revolving credit facility or adversely affect our ability to negotiate a new revolving credit facility in 2005. Our revolving credit facility expires in August 2005 and we are currently negotiating with leading financial institutions to arrange a new credit facility. We believe that a new credit facility will be arranged and executed in the first half of 2005 on competitive terms and conditions. Corning is seeking up to a $1 billion credit facility with up to a five year term. Among the terms and conditions being negotiated, Corning believes it will be subject to two financial covenants.

If our products or materials purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of excellent products of consistently high quality. To this end, our products, including materials purchased from our suppliers, are tested for quality both by us and our customers. Nevertheless, our products are highly complex, and our customers' testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and materials purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing or testing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, product redesigns or additional capital equipment may be required to correct a defect. In addition, any significant or systemic product failure could result in customer relations problems and harm the future sales of our products.

We face intense competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. Because some of the markets in which we compete have been historically characterized by rapid growth and are characterized by rapid technology changes, smaller niche and start-up companies, or companies with lower operating costs may become our principal competitors in the future. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors or competitive technologies. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue or require us to incur substantial costs. We cannot assure you as to the outcome of such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits against PCC and several other defendants involving claims alleging personal injury from exposure to asbestos. As described in Legal Proceedings, our negotiations with the representatives of asbestos claimants have produced a tentative settlement, but certain cases may still be litigated. Final approval of a global settlement through the PCC bankruptcy process may impact the results of operations for the period in which such costs, if any, are recognized. Total charges of $446 million have been incurred through December 31, 2004; however, the final settlement value will be dependent on the price of our common stock at the time it is contributed to the settlement trust. Management cannot provide assurances that the ultimate outcome of a settlement will not be materially different from the amount recorded to date.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in the Asia-Pacific region, including equity investments in companies operating in South Korea that make liquid crystal display glass and in China that make telecommunications products, and several significant customers are located in this region. As a result of these and other international operations, we face a number of risks, including:

- major health concerns such as SARS;
- difficulty of effectively managing our diverse global operations;
- change in regulatory requirements;
- tariffs, duties and other trade barriers including anti-dumping duties;
- undeveloped legal systems; and
- political and economic instability in foreign markets.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2004, we have recognized $443 million of equity earnings, of which $393 million came from our two largest investments; Dow Corning Corporation (which makes silicone products) and Samsung Corning Precision Glass Co., Ltd. (which makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and, as such, is subject to those geographic risks referred to above. With 50% or lower ownership, we do not control such equity companies nor their management and operations. Performance of our equity investments may not continue at the same levels in the future. During 2003, we recognized charges associated with Samsung Corning Co., Ltd. (our 50% equity method investment that makes glass panels and funnels for conventional televisions), which recorded significant fixed asset impairment charges. During 2004, we have recognized charges associated with Dow Corning Corporation, which recorded charges for restructuring actions and bankruptcy related settlement activities. It is possible that future earnings could be negatively impacted by additional charges recorded by our equity method investments.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese Yen and Euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar. Sales in our Display Technologies segment are denominated in Japanese Yen. For 2004, the Display Technologies segment represented 29% of Corning's sales. Based on the expected sales growth of the Display Technologies segment, our exposure to currency fluctuations is increasing. Although we hedge significant transaction risk, we do not currently hedge translation risk.

If the financial condition of our customers declines, our credit risks could increase

We have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable, as well as the loss of such customer's ongoing business. If our customers fail to meet their payment obligations to us, including deposits due under long-term purchase and supply agreements in our Display Technologies segment, we could experience reduced cash flows and losses in excess of amounts reserved. As of December 31, 2004, reserves for trade receivables totaled approximately $30 million.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from, and adverse publicity associated with, product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs have increased and may increase further. We may not be able to get adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into excess layers. The financial health of other insurers may deteriorate and these insurers may not be able to respond if we should have claims reaching into excess layers. In addition, we may not be able to insure against certain risks or obtain some types of insurance, such as terrorism or war insurance.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 11 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued approximately $14 million for its estimated liability for environmental cleanup and litigation at December 31, 2004. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Schwinger and Stevens Toxins Lawsuits. In April 2002, Corning was named as a defendant in two actions, Schwinger and Stevens, filed in the U.S. District Court for the Eastern District of New York, which asserted various personal injury and property damage claims against a number of corporate defendants. These claims allegedly arise from the release of toxic substances from a Sylvania nuclear materials processing facility near Hicksville, New York. Amended complaints naming 205 plaintiffs and seeking damages in excess of $3 billion were served in September 2002. The sole basis of liability against Corning was plaintiffs' claim that Corning was the successor to Sylvania-Corning Nuclear Corporation, a Delaware corporation formed in 1957 and dissolved in 1960. Management intends to vigorously contest all claims against Corning for the reason that Corning is not the successor to Sylvania-Corning. Management will also defend on the grounds that almost all of the wrongful death claims and personal injury claims are time-barred. At a status conference in December 2002, the Court decided to "administratively close" the Schwinger and Stevens cases and ordered plaintiffs' counsel to bring new amended complaints with "bellwether" plaintiffs. In these actions, known as Schwinger II and Astuto, the plaintiffs have not named Corning as a defendant. Although it appears that plaintiffs may proceed only against the other corporate defendants, the original Schwinger and Stevens cases remain pending and no order has been entered dismissing Corning. Based upon the information developed to date, and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning, which was in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code between May 1995 and June 2004. Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits each of which typically sought damages in excess of one million dollars. On November 8, 1998, Dow Corning and the Tort Claimants Committee jointly filed a revised Plan of Reorganization (Joint Plan) which provided for the settlement or other resolution of implant claims. After review and approvals by the Bankruptcy Court and the U.S. District Court of the Eastern District of Michigan, and an appeal, the District Court on April 2, 2004 entered an order establishing June 1, 2004 as the effective date of the Joint Plan.

Under the terms of the Joint Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Of the approximately $3.2 billion of required funding, Dow Corning has paid approximately $1.6 billion (inclusive of insurance) and expects to pay up to an additional $1.6 billion ($710 million after-tax) over 16 years. Corning and Dow Chemical have each agreed to provide a credit facility to Dow Corning of up to $150 million ($300 million in the aggregate), subject to the terms and conditions stated in the Joint Plan. As required by the Joint Plan, Dow Corning has fully satisfied (or reserved for) the claims of its commercial creditors in accordance with a March 31, 2004 ruling of the District Court determining the amount of pendency interest allowed on the $810 million in principal owing on such claims. In the second quarter of 2004, Dow Corning recorded a $47 million pre-tax adjustment to its interest liabilities relating to this matter; Corning recognized $14 million in its second quarter equity earnings for its after tax share of this adjustment. Certain commercial creditors have appealed that ruling to the U.S. Court of Appeals of the Sixth Circuit seeking from Dow Corning an additional sum of approximately $80 million for interest at default rates and enforcement costs. Corning believes the risk of loss to Dow Corning (net of sums reserved) is remote.

In addition, Dow Corning has received a statutory notice of deficiency from the United States Internal Revenue Service asserting tax deficiencies totaling approximately $65.3 million relating to its federal income tax returns for the 1995 and 1996 calendar years. This matter is pending before the U.S. District Court in Michigan. Dow

Corning has also received a proposed adjustment from the IRS (approximately $116.9 million) with respect to its federal income tax returns for the 1997, 1998 and 1999 calendar years. Dow Corning is vigorously contesting these deficiencies and proposed adjustments which it believes are excessive.

In 1995, Corning fully impaired its investment in Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable. Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $249 million. Subject to future rulings by the bankruptcy court and potential changes in estimated bankruptcy-related liabilities, it is possible that Dow Corning may record bankruptcy-related charges in the future.

Corning received no dividends from Dow Corning in 2004 or in 2003. Corning anticipates that Dow Corning will begin to pay dividends in 2005.

The Joint Plan includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Joint Plan. Although claims against the shareholders were included in several thousand state and federal lawsuits filed pre-bankruptcy, alleging injuries arising from Dow Corning's implant products, Corning was awarded summary judgment in federal court and in several state jurisdictions. The remaining claims against Corning will be channeled by the Joint Plan into facilities established by the Joint Plan. Management believes that the likelihood of a materially adverse impact to Corning's financial statements arising from these remaining claims against shareholders is remote.

Federal Securities Cases. A federal securities class action lawsuit was filed in 1992 in the U.S. District Court for the Southern District of New York against Corning and certain individual defendants. The action was brought in the name of a class of purchasers of Corning stock who allege misrepresentations and omissions of material facts relative to the silicone gel breast implant business conducted by Dow Corning. The nominal class consisted of those purchasers of Corning stock in the period from June 14, 1989 to January 13, 1992. No amount of damages was specified in the complaint. In 1997, the Court dismissed the individual defendants from the case. On December 21, 2004, the Court granted summary judgment in favor of Corning, dismissing all claims against it. Plaintiffs may file an appeal to the U.S. Court of Appeals. Based upon the information developed to date and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

From December 2001 through April 2002, Corning and three of its officers and directors were named defendants in lawsuits alleging violations of the U.S. securities laws in connection with Corning's November 2000 offering of 30 million shares of common stock and $2.7 billion zero coupon convertible debentures, due November 2015. In addition, the Company and the same three officers and directors were named in lawsuits alleging misleading disclosures and non-disclosures that allegedly inflated the price of Corning's common stock in the period from October 2000 through July 9, 2001. The plaintiffs in these actions seek to represent classes of purchasers of Corning's stock in all or part of the period indicated. On August 2, 2002, the U.S. District Court of the Western District of New York entered an order consolidating these actions for all purposes, designating lead plaintiffs and lead counsel, and directing service of a consolidated complaint. The consolidated amended complaint requests substantial damages in an unspecified amount to be proved at trial. In February 2003, defendants filed a motion to dismiss the complaint for failure to allege the requisite elements of the claims with particularity. The Court heard arguments on May 29 and June 9, 2003 and on April 9, 2004 entered a Decision and Order dismissing the complaint. Plaintiffs appealed to the U.S. Court of Appeals of the Second Circuit. Oral argument was held on February 2, 2005, and the Court reserved decision. Management is prepared to defend these lawsuits vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements, net of applicable insurance, is remote.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. ("PPG") each own 50% of the capital stock of PCC. Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,400 other cases (approximately 43,400 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court, PCC in April 2000 obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time (the Injunction Period) in which to negotiate a plan of reorganization for PCC ("PCC Plan").

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had also reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that was thereafter incorporated into the PCC Plan. This settlement remains subject to a number of contingencies, including approval by the bankruptcy court. Corning's settlement will require the contribution, if the Plan is approved and becomes effective, of its equity interest in PCC, its one-half equity interest in PCE, and 25 million shares of Corning common stock. The settlement also requires Corning to make cash payments of $144 million (net present value as of December 31, 2004) in six installments beginning one year after the Plan is effective. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights to proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

Corning recorded an initial charge of $298 million in the period ending March 31, 2003 to reflect the settlement terms. However, the amount of the charge for this settlement requires adjustment each quarter based upon movement in Corning's common stock price prior to contribution of the shares to the trust. During 2004, Corning recorded a charge of $33 million to reflect the mark-to-market of Corning common stock. Beginning with the first quarter of 2003 and through December 31, 2004, Corning recorded total net charges of $446 million to reflect the initial settlement and mark-to-market the value of Corning common stock.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the Plan were held in the Bankruptcy Court in May 2004. The parties filed post-hearing briefs and made final oral arguments to the Bankruptcy Court in November 2004. The Bankruptcy Court has allowed an additional round of briefing to address current case law developments, with briefs due on February 28, 2005 and March 10, 2005, leading to a hearing on March 16, 2005. The timing and outcome are uncertain. If the Bankruptcy Court does not confirm the PCC Plan in its current form, changes to the settlement agreement are reasonably possible. Further judicial review is also reasonably possible. Although the confirmation of the PCC Plan is subject to a number of contingencies, apart from the quarterly adjustment in the value of 25 million shares of Corning common stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Astrium. In December of 2000, Astrium, SAS and Astrium, Ltd. filed a complaint for negligence in the U.S. District Court for the Central District of California against TRW, Inc., Pilkington Optronics Inc., Corning NetOptix, Inc., OFC Corporation and Optical Filter Corporation claiming damages in excess of $150 million. The complaint alleges that certain cover glasses for solar arrays used to generate electricity from solar energy on satellites sold by Astrium's corporate successor were negligently coated by NetOptix or its subsidiaries (prior to

Corning's acquisition of NetOptix) in such a way that the amount of electricity the satellite can produce and their effective life were materially reduced. NetOptix has denied that the coatings produced by NetOptix or its subsidiaries caused the damage alleged in the complaint, or that it is legally liable for any damages that Astrium may have experienced. In April 2002, the Court granted motions for summary judgment by NetOptix and other defendants to dismiss the negligence claims, but permitted plaintiffs to add fraud and negligent misrepresentation claims against all defendants and a breach of warranty claim against NetOptix and its subsidiaries. In October 2002, the Court again granted defendants' motions for summary judgment and dismissed the negligent misrepresentation and breach of warranty claims. The intentional fraud claims were dismissed against all non-settling defendants on February 25, 2003. On March 19, 2003, Astrium appealed all of the Court's Rulings regarding the various summary judgment motions to the Ninth Circuit Court of Appeals. The period of briefing the appeal was extended, and oral argument has not been scheduled. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Furukawa Electric Company. On February 3, 2003, The Furukawa Electric Company filed suit in the Tokyo District Court in Japan against Corning Cable Systems International Corporation ("CCS International") alleging infringement of Furukawa's Japanese Patent No. 2,023,966 which relates to separable fiber ribbon units used in optical cable. Furukawa's complaint requests slightly over ¥6 billion in damages (approximately $56 million) and an injunction against further sales in Japan of these fiber ribbon units. CCS International has denied the allegation of infringement, asserted that the patent is invalid, and is defending vigorously against this lawsuit. On October 29, 2004, the Tokyo District Court issued it's ruling in favor of CCS on both non-infringement and patent invalidity. Furukawa has filed an appeal from this ruling. Management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

PicVue Electronics Ltd., PicVue OptoElectronics International, Inc. and Eglasstrek Gmbh. In June 2002, Corning brought an action seeking to restrain the use of its trade secrets and for copyright infringement relating to certain aspects of the fusion draw machine used for liquid crystal display glass melting. This action is pending in the U.S. District Court for the Western District of New York against these three named defendants. The District Court in July 2003 denied the PicVue motion to dismiss and granted a preliminary injunction in favor of Corning, subject to posting a bond in an amount to be determined. PicVue, a Taiwanese company, responded in July 2003 with a counterclaim alleging violations of the antitrust laws and claiming damages of more than $120 million as well as requesting trebled damages. PicVue has appealed the District Court's ruling and the District Court has deferred ruling on the bond amount until the completion of such appeal. The appellate court affirmed the grant of the preliminary injunction, but remanded the case for the District Court to clarify the scope of the injunction and to consider what, if any, bond should be posted. The parties have submitted papers to the District Court addressing the issues remanded. Additional proceedings in the District Court are expected in the first half of 2005. Recognizing that the outcome of litigation is uncertain, management believes that the PicVue counterclaim is without merit and that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Tyco Electronics Corporation and Tyco Technology Resources, Inc. On August 13, 2003, CCS Holdings Inc. ("CCS"), a Corning subsidiary, filed an action in the U.S. District Court for the Middle District of North Carolina against Tyco Electronics Corporation and Tyco Technology Resources, Inc. ("Tyco"), asking the court to declare a Tyco patent invalid and not infringed by CCS. The patent generally relates to a type of connector for optical fiber cables. Tyco has responded with a motion to dismiss the action for lack of jurisdiction, but that motion has been withdrawn. Tyco has filed an answer and counterclaims to CCS's complaint. Tyco's counterclaims allege patent infringement by CCS and seeks unspecified monetary damages and an injunction. Recognizing that the outcome of litigation is uncertain, management believes that the risk of a material impact on Corning's financial statements is remote.

Grand Jury Investigation of Conventional Cathode Ray Television Glass Business. In August 2003, CAV was served with a federal grand jury document subpoena related to pricing, bidding and customer practices involving conventional cathode ray television glass picture tube components. Seventeen employees or former employees have each received a related subpoena. CAV is a general partnership, 51% owned by Corning and 49% owned by Asahi Glass America, Inc. CAV's only manufacturing facility in State College, Pennsylvania closed in the first half of 2003 due to declining sales. CAV is cooperating with the government investigation. Management is not able to estimate the likelihood that any charges will be filed as a result of the investigation.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Price range				
High	**$13.89**	**$13.19**	**$13.03**	**$12.96**
Low	**$10.00**	**$10.08**	**$ 9.29**	**$10.16**
2003				
Price range				
High	$ 6.40	$ 8.49	$10.06	$12.34
Low	$ 3.34	$ 5.27	$ 7.15	$ 9.23

As of December 31, 2004, the approximate number of record holders of common stock was 28,000 and approximately 636,000 beneficial shareholders.

Corning discontinued the payment of dividends on our common stock in 2001.

The section entitled "Equity Compensation Plan Information" is included in our definitive Proxy Statement for our 2005 annual meeting of shareholders to be held on April 28, 2005.

(b) Not applicable.

(c) This table provides information about our purchases of our common stock during the fiscal fourth quarter of 2004:

Issuer Purchases of Equity Securities*

Period	Total Number of Shares Purchased**	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plan*	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan*
October 1-31, 2004	4,533	$11.77	0	$0
November 1-30, 2004	60,544	$12.26	0	$0
December 1-31, 2004	0	$ 0	0	$0
Total	65,077	$12.22	0	$0

* During the quarter ended December 31, 2004, we did not have a publicly announced program for repurchase of shares of our common stock and did not repurchase our common stock in open-market transactions outside of such a program.

** This column reflects the following transactions during the fiscal fourth quarter of 2004: (i) the deemed surrender to us of 60,544 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 4,533 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

2004 Financials

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2004	2003	2002	2001	2000
Results of Operations					
Net sales	**$ 3,854**	$ 3,090	$ 3,164	$ 6,047	$ 6,920
Research, development and engineering expenses	**$ 355**	$ 344	$ 483	$ 622	$ 531
Equity in earnings of associated companies, net of impairments	**$ 443**	$ 209	$ 116	$ 148	$ 149
(Loss) income from continuing operations	**$ (2,185)**	$ (223)	$ (1,780)	$ (5,532)	$ 363
Income from discontinued operations	**20**		478	34	59
Net (loss) income	**$ (2,165)**	$ (223)	$ (1,302)	$ (5,498)	$ 422
Basic (loss) earnings per common share from:[1]					
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)	$ (5.93)	$ 0.42
Discontinued operations	**0.01**		0.46	0.04	0.07
Basic (loss) earnings per common share	**$ (1.56)**	$ (0.18)	$ (1.39)	$ (5.89)	$ 0.49
Diluted (loss) earnings per common share from:[1]					
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)	$ (5.93)	$ 0.41
Discontinued operations	**0.01**		0.46	0.04	0.07
Diluted (loss) earnings per common share	**$ (1.56)**	$ (0.18)	$ (1.39)	$ (5.89)	$ 0.48
Common dividends declared				$ 0.12	$ 0.24
Shares used in computing per share amounts:[1]					
Basic (loss) earnings per common share	**1,386**	1,274	1,030	933	858
Diluted (loss) earnings per common share	**1,386**	1,274	1,030	933	879
Financial Position					
Working capital	**$ 945**	$ 1,141	$ 2,145	$ 2,113	$ 2,685
Total assets	**$ 9,710**	$10,752	$11,406	$12,793	$17,526
Long-term debt	**$ 2,214**	$ 2,668	$ 3,963	$ 4,463	$ 3,966
Shareholders' equity	**$ 3,816**	$ 5,464	$ 4,691	$ 5,414	$10,633
Supplemental Data for SFAS No. 142					
Adjusted net (loss) income excluding amortization of goodwill	**$ (2,165)**	$ (223)	$ (1,302)	$ (5,153)	$ 625
Basic (loss) earnings per common share from:[1]					
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)	$ (5.56)	$ 0.66
Discontinued operations	**0.01**		0.46	0.04	0.07
Basic (loss) earnings per common share	**$ (1.56)**	$ (0.18)	$ (1.39)	$ (5.52)	$ 0.73
Diluted (loss) earnings per common share from:[1]					
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)	$ (5.56)	$ 0.64
Discontinued operations	**0.01**		0.46	0.04	0.07
Diluted (loss) earnings per common share	**$ (1.56)**	$ (0.18)	$ (1.39)	$ (5.52)	$ 0.71
Selected Data					
Capital expenditures	**$ 857**	$ 366	$ 357	$ 1,741	$ 1,485
Depreciation and amortization	**$ 523**	$ 517	$ 661	$ 1,060	$ 747
Number of employees[2]	**24,700**	20,600	23,200	30,300	40,400

Reference should be made to the Notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Adjusted to reflect the three-for-one stock split of Corning common stock, in the form of a 200% stock dividend, paid on October 3, 2000.

(2) Amounts do not include employees of discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We continued to focus on three significant priorities in 2004: protect our financial health, improve profitability, and invest in our future. We made significant progress towards all three in 2004.

Financial Health

During 2004, we continued to strengthen our balance sheet and delivered positive cash flows for the year. The following are key accomplishments for 2004:

- As part of a debt reduction program, we retired $487 million of long-term debt. Additionally, we repaid $115 million of debt, primarily attributable to certain bondholders exercising their early repayment option.
- We issued $400 million of long-term debt, the proceeds of which will be used to repay debt, fund capital expenditures and extend the duration of our debt portfolio.
- We reduced our DSOs to 52 days, compared to 58 days as of December 31, 2003. This was accomplished through the negotiation of improved payment terms with customers, primarily in the Display Technologies segment.
- Negotiated multi-year supply agreements with customers in the Display Technologies segment, including the receipt of deposits against orders, to meet the rapid growth of the liquid crystal display (LCD) market. During 2004, we received deposits totaling $204 million under such agreements.
- We generated sufficient cash flows from operating activities to cover our capital expenditures.

We ended 2004 with $1.9 billion in cash, cash equivalents and short-term investments. This represents an increase of $615 million from December 31, 2003. We continue to have unrestricted access to a $2 billion revolving credit facility, and have $2.5 billion of capacity under our existing universal shelf registration statement. Our revolving credit facility expires in August 2005. We are currently in negotiations with leading financial institutions to arrange a credit facility, and believe a new facility will be executed in the first half of 2005. We believe we have sufficient liquidity for the next several years to fund operations, capital expenditures and scheduled debt repayments.

Profitability

Although 2004 resulted in a net loss of $2,165 million, this included a number of charges that are not anticipated to recur in the future, and is therefore not indicative of our projections for profitability in 2005. The most significant charges included in our net loss were:

- Goodwill and asset impairment charges of $1,746 million, primarily in our Telecommunications segment.
- An increase in our provision for income taxes of $937 million caused by our decision to record a valuation allowance against certain deferred tax assets.

The goodwill and fixed asset impairment charges were triggered from the results of our annual strategic planning process of the Telecommunications segment. Specifically, we determined that we needed to lower our estimates and forecasts for the long-term revenue growth of the Telecommunications segment. Although we are currently experiencing stronger than expected volume in this segment, the improved demand comes from a narrow band of customers, and we see few signs of a broader recovery in overall demand, mix of premium products, and pricing for our products. The lack of industry consolidation, increased competitive pressures in the industry, and revised estimates of future customer demand for the types of products they will deploy have caused us to change our assessment of the future pace of recovery. The primary estimates and forecasts driving this change in our outlook are:

- Revised estimates of future pricing for fiber and cable: Pricing in the telecommunications industry remains depressed as the industry has failed to reduce capacity. Our previous projections assumed some rationalization of capacity that would lead to more stable pricing. We now expect the current depressed pricing conditions to persist into 2005 and beyond.

- Revised estimates of demand for premium fiber product: Based on competitive conditions and projected future customer requirements, we do not expect to achieve the level of demand for premium fiber products we previously forecasted. Although we have introduced innovative products to the market, we have not been able to obtain the historical premium prices for such products. Additionally, demand for premium fiber has declined as there are fewer long-haul projects. As a result, we have significantly reduced our outlook for future revenue and profitability from premium products. We now do not expect any significant increase in premium fiber mix for the foreseeable future.
- Revised estimates for the long-term worldwide market volume growth: As we project customer demand, we have lowered the rate of volume growth in the longer range.

As a result of the impairment charges and lower long-term outlook for our Telecommunication segment, we have also concluded that we must provide a valuation allowance against certain of our deferred tax assets in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109). The valuation allowance relates to our domestic (U.S. federal, state and local) and German deferred tax assets. We have incurred significant losses in the U.S. and Germany due primarily to the Telecommunications restructuring and impairment charges and operating losses over the last four years. Although Corning's profitability has improved over the last several quarters, a growing portion of our sales and earnings is outside of the U.S., particularly in Asia. The U.S. portion of our operations operated at a loss in 2004. This portion not only includes most of our Telecommunications segment, but also a significant portion of our global research, development and engineering and corporate infrastructure spending. As we have taken additional significant impairment charges and lowered our outlook for our largest U.S. based business during the third quarter, we believe that a valuation allowance against these tax assets is required until realization is more assured. We remain committed to return to profitability in the U.S. and Germany so that we will be able to use these deferred tax assets before they expire. In general, U.S. tax laws allow 20 years to use operating loss carryforwards.

The above charges more than offset the significant earnings growth in our Display Technologies segment and the gross margin improvements resulting from restructuring actions taken in 2003, most notably the exit of the conventional television and photonics businesses. We remain confident in our ability to execute our plans and return to profitability in 2005.

Investing in our future

We remain committed to investing in innovation. We are investing in a wide variety of technologies with our focus being glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable, and hardware and equipment that will enable fiber-to-the-premises.

Our research, development and engineering expenditures have moderately increased compared to 2003. We believe our spending levels are adequate to support our growth strategies.

We also remain committed to investing in manufacturing capacity to match increased demand in our businesses. Our capital expenditures are primarily focused on expanding manufacturing capacity for LCD glass substrates in the Display Technologies segment and diesel products in the Environmental Technologies segment. Total capital expenditures for 2004 were $857 million, of which $640 million was directed toward our Display Technologies segment and $124 million in anticipation of the emerging market for diesel emission control systems.

We expect our 2005 capital spending to be in the range of $1.2 billion to $1.4 billion, of which $900 million to $1.1 billion will be directed toward our Display Technologies segment and approximately $140 million will be directed toward our Environmental Technologies segment.

RESULTS OF CONTINUING OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

				% Change	
	2004	2003	2002	04 vs. 03	03 vs. 02
Net sales	**$ 3,854**	$ 3,090	$ 3,164	25	(2)
Gross margin	**$ 1,415**	$ 849	$ 602	67	41
(gross margin %)	**37%**	27%	19%		
Selling, general and administrative expenses	**$ 653**	$ 599	$ 716	9	(16)
(as a % of revenues)	**17%**	19%	23%		
Research, development and engineering expenses	**$ 355**	$ 344	$ 483	3	(29)
(as a % of revenues)	**9%**	11%	15%		
Restructuring, impairment and other charges and (credits)	**$ 1,789**	$ 111	$ 2,080	1,512	(95)
(as a % of revenues)	**46%**	4%	66%		
Asbestos settlement	**$ 33**	$ 413		(92)	
(as a % of revenues)	**1%**	13%			
Loss from continuing operations before income taxes	**$(1,580)**	$ (759)	$(2,720)	108	(72)
(as a % of revenues)	**(41)%**	(25)%	(86)%		
(Provision) benefit for income taxes	**$(1,031)**	$ 254	$ 726	(506)	(65)
(as a % of revenues)	**(27)%**	(8)%	(23)%		
Equity in earnings of associated companies, net of impairments	**$ 443**	$ 209	$ 116	112	80
(as a % of revenues)	**11%**	7%	4%		
Loss from continuing operations	**$(2,185)**	$ (223)	$(1,780)	880	(87)
(as a % of revenues)	**(57)%**	(7)%	(56)%		

Net Sales

The net sales increase in 2004 was the result of strong demand for glass substrates in our Display Technologies segment, demand for hardware and equipment products in our Telecommunications segment, and improvements across the majority of our other businesses. These improvements were partially offset by the 2003 exit of our photonic technologies and U.S. conventional television glass businesses. Movements in foreign exchange rates, primarily the Japanese Yen and Euro, did not significantly impact the comparison of net sales between 2004 and 2003.

The net sales decline in 2003 was primarily due to the exit of the photonic technologies and U.S. conventional television glass businesses during 2003. Based on the exchange rates at the beginning of 2003, our sales were favorably impacted by the weakening U.S. dollar against the Yen and the Euro by approximately 3%.

Reflecting the growth in our Display Technologies segment, net sales into international markets are increasing at a faster rate than those into the U.S. market. For 2004, sales into international markets accounted for 65% of net sales while sales to the U.S. market accounted for 35%. For 2003, sales to international markets accounted for 60% of net sales while sales to the U.S. market for 40%.

Gross Margin

As a percentage of net sales, gross margin improved 10 points in 2004. The improvement in overall gross margin dollars and as a percentage of net sales was driven by (a) net sales growth in the Display Technologies segment of 87%, (b) operating efficiencies in our Telecommunications segment and (c) the 2003 exit of the conventional television glass business.

For 2003, gross margins improved eight points. This improvement was primarily the result of lower costs resulting from our 2002 restructuring programs, primarily in the Telecommunications segment. Gross margin improved in all other reportable segments; however, the gains achieved were partially offset by a $13 million write-down of inventory related to the exit of the U.S. conventional television business.

Selling, General and Administrative Expenses

The 2004 increase in selling, general and administrative expenses was primarily driven by increases in compensation costs. For 2003, the decrease in selling, general and administrative expenses reflects cost savings primarily from the 2003 and 2002 restructuring actions.

Research, Development and Engineering Expenses

Research, development and engineering expenditures increased modestly in 2004, but the focus of our spending has shifted from Telecommunications projects to Display Technologies projects. Expenditures on Environmental Technologies projects have remained relatively constant and spending on Life Sciences projects has increased $10 million. The 2003 decrease reflects the cost savings that resulted from the 2002 restructuring actions, including the closure and consolidation of research facilities.

Restructuring, Impairment and Other Charges and (Credits)

Corning recorded significant net charges in 2004, 2003 and 2002. These charges are summarized in the following table (in millions):

	For the years ended December 31,		
	2004	2003	2002
Impairment of goodwill	**$1,420**		$ 400
Impairment of long-lived assets other than goodwill			
Assets to be disposed of by sale or abandonment	**302**	$ 41	701
Assets to be held and used	**24**		409
Accelerated Depreciation	**37**	12	
Loss on sale of businesses	**12**	13	16
Impairment of cost investments		4	107
Restructuring charges and (credits)	**(6)**	41	447
Total restructuring, impairment other charges and (credits)	**$1,789**	$111	$2,080

Impairment of Goodwill

2004 Impairment Charge

Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) goodwill is required to be tested for impairment annually at the reporting unit level. In addition, goodwill should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its related carrying value. Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process that runs from June to October. This process includes reviewing expectations for the long-term growth of our businesses and forecasting future cash flows. In the third quarter, we identified certain factors during this annual strategic planning process that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that it was more likely than not that the fair value of the Telecommunications segment reporting unit was less than its carrying value. As such, we performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004, the results of which were reviewed with Corning's board of directors on October 6, 2004.

We estimated the fair value of the Telecommunications segment using a discounted cash flow model based on our current estimates for the long-term growth of the Telecommunications segment, and concluded that the fair value of the Telecommunications segment was below its carrying amount. Accordingly, we recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its estimated fair value. We updated our Telecommunications segment goodwill test in the fourth quarter. The result of the test concluded that the fair value of the reporting unit exceeded its book value.

2002 Impairment Charge

In the fourth quarter of 2002, we conducted our annual impairment tests and concluded that an impairment charge of $400 million was necessary to reduce the carrying value of goodwill in the Telecommunications reporting unit to its estimated fair value of $1.6 billion. The decrease in fair value at the end of 2002 from that measured in the initial benchmark assessment on January 1, 2002 primarily reflected the following:

- a delay in the timing of the expected recovery from late 2002, or early 2003 to 2005,
- a reduction in the short-term cash flow expectations of the fiber and cable business and a lower base from which the expected recovery will occur, and
- a reduction in the short and long-term cash flow expectations of the photonic technologies product line.

We retained valuation specialists to assist in the valuation of our tangible and identifiable intangible assets for the purpose of determining the implied fair value of goodwill at December 31, 2002.

Impairment Of Long-Lived Assets Other Than Goodwill

Given our restructuring actions and the market conditions facing our businesses, at various times throughout 2002 to 2004, we performed evaluations of the recoverability of our held for use long-lived assets other than goodwill. In each case that an impairment evaluation was required, we developed expected future cash flows against which to compare the carrying value of the asset group being evaluated. If our projections indicated that our long lived assets were not recoverable through future cash flows, we were then required to estimate the fair value of the long-lived assets, which were limited to property, plant and equipment, using the expected cash flow approach as a measure of fair value.

2004 Impairment Charge

Assets to be disposed of by sale or abandonment

These charges comprise the following:

- *Telecommunications segment*: In 2004, we recorded a net charge of $344 million to impair plant and equipment related to certain facilities to be disposed of or shutdown. Approximately $332 million of this net charge is comprised of the partially completed sections of our Concord, N.C. optical fiber facility. As a result of our lowered outlook, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility. Corning will continue to mothball and depreciate the separate previously-operated portion of the Concord fiber facility.

- *Other businesses*: We recorded net credits of $42 million, primarily for gains on the sale of assets of Corning Asahi Video Products Company (CAV) sold to a third party in China. This represented proceeds in excess of assumed salvage values for assets previously impaired. In July 2004, we completed the sale of CAV's assets.

Assets to be held and used

Due to our decision to permanently abandon certain assets and lower our long-term outlook for the Telecommunications segment during the third quarter of 2004, we determined that an event of impairment had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. As a result of this impairment evaluation, we recorded a $24 million impairment charge in the third quarter of 2004 to write-down certain assets to fair value.

2003 Impairment Charge

Assets to be disposed of by sale or abandonment

These charges comprise the following:

- *Telecommunications segment:* We recorded charges of $24 million to impair plant and equipment related to the shutdown of a cabling plant and the final exit of the photonic technologies business. The charges were more than offset by a $61 million credit related to previous restructuring plans, primarily the result of decision not to exit two of the cable sites previously marked for shutdown in 2002.

- *Other businesses:* We recorded charges of $78 million, primarily related to our decision to shutdown CAV, and the closure of our North Brookfield semiconductor materials plant.

2002 Impairment Charges

Assets to be disposed of by sale or abandonment

In 2002, in connection with the restructuring actions we recorded a net charge of $701 million related to facilities to be shut down or dispose of, and the abandonment of certain construction projects. These net charges were primarily related to the Telecommunications segment and certain research facilities.

Assets to be held and used

These charges comprise the following:

- *Telecommunications segment:* In 2002, the telecommunications market underwent a dramatic decline in demand for its products as major buyers of network equipment in this industry reduced their capital spending. As a result of our impairment evaluation, the photonics assets were written down to estimated salvage value, as this amount was our best estimate of fair value. This resulted in a $269 million write-down of the long-lived assets including $90 million related to patents.
- *Other businesses:* In 2002, the market was impacted by a decline in demand for conventional television glass and a dramatic increase in the importation of television glass, tubes and sets from Asia. As a result of our impairment evaluation, CAV's assets were written down to their estimated fair values. This resulted in a $140 million write-down of the assets.

Accelerated Depreciation

2004 Accelerated Depreciation

We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.

2003 Accelerated Depreciation

We recorded $12 million of accelerated depreciation as a result of our decision to shutdown our semiconductor materials manufacturing facility in Charleston, South Carolina by March 31, 2004.

Loss on Sale of Businesses

2004 Loss on Sale of Business

On September 1, 2004 we completed the sale of our frequency controls business, which was part of the Telecommunications segment, for net cash proceeds of $80 million. We recorded a loss on the sale of $14 million, which included an allocation of $30 million of the Telecommunications segment goodwill. The frequency controls business had 2003 annual sales of $76 million.

2003 Loss on Sale of Business

In the third quarter of 2003, we recorded a $13 million loss on the sale of a significant portion of our photonic technologies business, which was part of our Telecommunications segment.

2002 Loss on Sale of Business

We recorded a loss of $16 million upon the sale of a portion of the controls and connectors product line, which was part of the Telecommunications segment.

Impairment of Cost Investments

2003 Impairment Charge

In the first quarter of 2003, we recorded a $5 million charge for other than temporary declines in certain cost investments in the Telecommunications segment. In the third quarter of 2003, we sold these investments for $4 million in cash, which was $1 million more than previously expected. We reported this gain as a credit to restructuring actions.

2002 Impairment Charge

We impaired cost based investments in a number of private telecommunications companies based upon a decision in the fourth quarter of 2002 to divest the portfolio. As a result of this decision, we recorded a charge of $107 million.

Restructuring Actions

2004 Restructuring Actions

There were no significant restructuring actions taken during 2004, nor were there any significant revisions to estimates used in prior year restructuring plans.

2003 Restructuring Actions

Corning recorded net restructuring charges of $41 million in 2003. Major actions approved and initiated in 2003 included the following:

- The shutdown of CAV.
- The exit of our photonics products within the Telecommunications segment.
- Credits to prior year restructuring plans, primarily the result of our decision not to exit two small cabling sites previously marked for shutdown in 2002.
- The shutdown of two of our specialty materials manufacturing facilities in North Brookfield and Charleston, South Carolina.

2002 Restructuring Actions

Corning recorded net restructuring charges of $447 million in 2002. Major actions approved and initiated in 2002 included the following:

- Permanent closure of our optical fiber manufacturing facilities in Noble Park, Victoria, Australia, and Neustadt bei Coburg, Germany. We also mothballed our optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to our Wilmington, North Carolina facility.
- Reductions in capacity and employment in our cabling and hardware and equipment locations worldwide to reduce costs.
- Permanent closure of our photonic technologies thin film filter manufacturing facility in Marlborough, Massachusetts.
- Permanent abandonment of certain construction projects that had been stopped in 2001 in the fiber and cable business within the Telecommunications segment.
- Closure of minor manufacturing facilities, primarily in the Telecommunications segment.
- Closure and consolidation of research facilities.
- Elimination of positions worldwide through voluntary and involuntary programs.

Asbestos settlement

On March 28, 2003, we announced that we had reached agreement with the representatives of asbestos claimants for the settlement of all current and future non-premises asbestos claims against us and Pittsburgh Corning Corporation (PCC), which might arise from PCC products or operations.

The agreement is expected to be incorporated into a settlement fund as part of a reorganization plan for PCC. The plan was submitted to the federal bankruptcy court at the end of 2003, received a favorable vote from creditor classes in the first quarter of 2004, but remains subject to a number of contingencies. The Bankruptcy Court has allowed an additional round of briefing to address current case law developments, with briefs due on February 28, 2005 and March 10, 2005, leading to a hearing on March 16, 2005. The timing and outcome of these proceedings are uncertain. If the Bankruptcy Court does not confirm the PCC Plan in its current form, changes to the settlement agreement are reasonably possible. Further judicial review is also reasonably possible. Our contributions to the settlement trust under the agreement are not required unless the plan is approved, becomes effective and is no longer subject to appeal.

If the plan becomes effective, our settlement will require the contribution of our equity interest in PCC, our one-half equity interest in Pittsburgh Corning Europe N.V. (PCE), and 25 million shares of our common stock. The common stock will be marked-to-market each quarter until it is contributed to the settlement trust, thus resulting in adjustments to income and the settlement liability as appropriate. We will also make cash payments with a current value of $144 million over six years beginning one year after the plan becomes effective. In addition, we will assign insurance policy proceeds from our primary insurance and a portion of our excess insurance as part of the settlement.

The following summarizes the charges we have recorded for the asbestos settlement (in millions):

	For the years ended December 31,	
	2004	2003
Initial settlement charge		$298
Mark-to-market common stock	**$33**	115
Asbestos settlement	**$33**	$413

See Legal Proceedings for a history of this matter.

Loss From Continuing Operations Before Income Taxes

In addition to the drivers identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits) and Asbestos Settlement, we also retired a significant amount of our outstanding debentures during 2004, 2003 and 2002 that resulted in the following (losses) gains on these transactions for the respective periods (in millions):

	Book Value of Debentures Retired	Cash Paid	Shares Issued	Gain (Loss)
2004 activity:				
Convertible debentures, 3.5%, due 2008	**$ 368**	**$ 37**	**38**	**$ (36)**
Zero coupon convertible debentures, 2%, due 2015	**119**	**117**		
Total 2004 activity	**$ 487**	**$ 154**	**38**	**$ (36)**
2003 activity:				
Zero coupon convertible debentures, 2%, due 2015	$1,239	$1,121	6	$ 20
Euro notes, 5.625%, due 2005	67	68		(1)
Total 2003 activity	$1,306	$1,189	6	$ 19
2002 activity:				
Zero coupon convertible debentures, 2%, due 2015	$ 493	$ 308		$175
Euro notes, 5.625%, due 2005	1	1		1
Total 2002 activity	$ 494	$ 309		$176

(Provision) Benefit for Income Taxes

Our (provision) benefit for income taxes and the related effective (income tax) benefit rates were as follows (in millions):

	For the years ended December 31,		
	2004	2003	2002
(Provision) benefit for income taxes	**$ (1,031)**	$ 254	$ 726
Effective (income tax) benefit rate	**(65.3)%**	33.4%	26.7%

The effective (income tax) benefit rate for 2004, 2003 and 2002 differed from the U.S. statutory rate of 35% primarily due to increases in the valuation allowance against certain domestic (U.S. federal, state and local) and foreign deferred tax assets, and, for 2004 only, the write-off of nondeductible goodwill.

During 2004, we increased our tax expense by $937 million as a result of our decision to establish a valuation allowance against a significant portion of our deferred tax assets, primarily in the U.S. and Germany. We reached this decision by performing a review of all positive and negative evidence regarding the realization of the net deferred tax assets in accordance with SFAS No. 109. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax-planning strategies, as well as related key assumptions. SFAS 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS 109 further requires that "greater weight be given to previous cumulative losses than the outlook for future profitability when determining whether deferred tax assets can be used."

We have incurred significant losses in the U.S. and Germany due primarily to the restructuring and impairment charges and operating losses in our Telecommunications segment over the last four years. As a result of the third quarter of 2004 impairment charges and the lowering of our long-term outlook for the Telecommunications segment, our largest U.S. and German business, we concluded that a valuation allowance against certain deferred tax assets was required.

We expect to maintain a valuation allowance on future tax benefits until an appropriate level of profitability, primarily in the U.S. and Germany, is sustained or we are able to develop tax planning strategies that enable us to conclude that it is more likely than not that a larger portion of our deferred tax assets would be realizable, or if the PCC settlement is finalized earlier than we anticipate. Until then, our tax provision will include only the net tax expense attributable to certain foreign operations. Refer to Note 6 (Income Taxes) to the consolidated financial statements for additional information.

Equity in Earnings of Associated Companies, Net of Impairments

The following provides a summary of equity earnings of associated companies, net of impairments (in millions):

	2004	2003	2002
Samsung Corning Precision	**$277**	$144	$ 80
Dow Corning	**116**	82	
All other	**50**	(17)	36
Total equity earnings	**$443**	$209	$116

The 2004 and 2003 increases in equity earnings of associated companies, net of impairments, are primarily due to the following:

- Strong sales and earnings performance at Samsung Precision Glass Co., Ltd. (Samsung Corning Precision), our 50% owned South Korea-based manufacturer of LCD glass.
- The recognition of equity earnings from Dow Corning Corporation (Dow Corning) in 2003 and strong sales and earnings performance in 2004.

In addition to the above, equity in earnings of associated companies, net of impairments, included the following restructuring and impairment charges:

- $35 million, $7 million and $34 million of charges to impair equity method investments in the Telecommunications segment to their estimated fair value in 2004, 2003 and 2002, respectively.
- In 2004, Dow Corning recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2003, Samsung Corning Co., Ltd. recorded asset impairment charges. Our equity earnings included $66 million related to these charges.
- In 2002, Samsung Corning Micro Optics recorded asset impairment charges. Our equity earnings included $20 million related to these charges.

Loss From Continuing Operations

As a result of the above, the loss from continuing operations and per share data was as follows (in millions, except per share amounts):

	For the years ended December 31,		
	2004	2003	2002
Loss from continuing operations	**$(2,185)**	$ (223)	$(1,780)
Basic and diluted loss per common share from continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)
Shares used in computing basic and diluted per share amounts	**1,386**	1,274	1,030

RESULTS OF DISCONTINUED OPERATIONS

On December 13, 2002, we completed the sale of our precision lens business to 3M Company (3M) for cash proceeds up to $850 million, of which $50 million was deposited in an escrow account. During 2002, we received approximately $800 million in cash and recorded a gain on the sale of $415 million, net of tax, in income from discontinued operations in the consolidated statements of operations. 3M notified Corning that 3M believed it had certain claims arising out of the representations and warranties made by Corning in connection with the sale of the precision lens business to 3M. In the third quarter of 2004, Corning and 3M reached a final settlement agreement for the funds held in escrow. Accordingly, we received $20 million in cash and recorded a gain of $20 million.

The precision lens business operating results and cash flows have been removed from our results of continuing operations for all periods presented, and have been excluded from the operating segments data. Refer to Note 2 (Discontinued Operations) to the consolidated financial statements for selected financial information for the years ended December 31, 2004 and 2002. There were no results from discontinued operations in 2003.

OPERATING SEGMENTS

Our reportable operating segments included Display Technologies, Telecommunications, Environmental Technologies, and Life Sciences. The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods. The following provides a brief description of the products and markets served by each reportable segment:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays;
- Telecommunications - manufactures optical fiber and cable, and hardware and equipment components for the worldwide telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

Our segment presentation reflects how Corning's Chief Operating Decision Making group (CODM) allocates resources and assesses the performance of its businesses.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements.

Display Technologies

The following table provides net sales and other data for the Display Technologies segment (dollars in millions):

				% Change	
	2004	2003	2002	04 vs. 03	03 vs. 02
Net sales	**$1,113**	$595	$405	87	47
Income before equity earnings	**$ 258**	$ 91	$ 39	184	133
Equity earnings of associated companies	**$ 288**	$144	$ 80	100	80
Net income	**$ 546**	$235	$119	132	97

2004 vs. 2003

The 2004 sales increase is largely reflective of the overall LCD-market growth. During 2004, glass substrate volumes (measured in square feet of glass sold) increased approximately 65%. Sales also benefited from modest average price increases, primarily the result of a change in product mix as the market continues to trend toward large size glass substrates (generation 5 and above) which carry a higher selling price per square foot. The sales of the Display Technologies segment are denominated in Japanese Yen and, as such, our revenues are susceptible to movements in the US dollar – Japanese Yen exchange rates. Sales benefited by approximately 10% from a weakening of the U.S. dollar compared to 2003.

For 2004, the key drivers for the increase in income before equity earnings were the impact of incremental volumes and efficiencies realized through the shift in production toward large size glass substrates. Movements in exchange rates did not have a significant impact on income before equity earnings. The increase in our equity earnings from Samsung Corning Precision were largely driven by the same factors identified for our wholly-owned business.

The Display Technologies segment manufactures and sells glass substrates to a concentrated customer base comprised of LCD panel makers primarily located in Japan and Taiwan. The most significant customers in these markets are AU Optronics Corp., Chi Mei Optoelectronics Corp., Hannstar Display Corp., Quanta Display Inc., Sharp Corporation, and Toppan CFI (Taiwan) Co., Ltd. LCD panels are used in computer products, such as notebook computers and desktop monitors, consumer electronics products, such as digital cameras and camcorders and car navigation systems, and LCD televisions. In 2004, these six LCD customers accounted for 76% of the Display Technologies segment sales. In addition, Samsung Corning Precision's sales were also concentrated, with three LCD panel makers in Korea (Samsung Electronics Co., Ltd., LG Philips LCD Co., and BOE Hydis Technology Co., Ltd.) accounting for 88% of sales.

Corning and these customers have typically entered into multi-year supply agreements for the purchase and sale of glass substrates. These agreements provide for Corning to supply a percentage of the customers' requirements and include mechanisms for forecasting and ordering. During 2004, Corning improved the payment terms under these agreements to improve cash flow and reduce its working capital requirements.

We expect the LCD market to continue to grow rapidly. We anticipate higher demand for LCD televisions, for which our LCD customers require larger size glass substrates. During 2004, Corning held discussions with several of its customers to discuss how to meet this demand. As part of its discussions, Corning has sought improved payment terms, including deposits against orders, to provide a greater degree of assurance that we are effectively building capacity to meet the needs of a rapidly growing industry. There can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. While the industry has grown rapidly, the pace of growth may be less than we anticipate, and it is possible that glass manufacturing capacity may exceed demand during certain periods.

In 2004, Corning and a Taiwanese customer entered into a long-term purchase and supply agreement (as amended) in which the Display Technologies segment will supply LCD glass to the customer over a five-year period. As part of the agreement, the customer will make advance cash deposits of $460 million to Corning through 2006 for a portion of the contracted glass to be purchased. Corning received a total of $204 million of deposits against orders in 2004 and expects to receive an additional $171 million in 2005. Refer to Note 1 (Summary of Significant Accounting Policies) and Note 10 (Other Liabilities) to the consolidated financial statements for further information.

In the ordinary course of business, Corning will continue to negotiate multi-year supply agreements with its large customers where feasible.

2003 vs. 2002

The 2003 sales increase was primarily due to volume gains of approximately 43%, as penetration of liquid crystal display panels in the desktop market increased, and favorable exchange rates. Earnings approximately doubled in 2003 compared to the prior year due to the increase in volume and significant gains in equity earnings from Samsung Corning Precision over the prior year.

In July 2003, we announced a $180 million expansion of our liquid crystal display glass manufacturing facility in Taiwan.

Outlook:
We expect to see a continuation of the overall industry growth and the trend toward large size substrates. We continue to see positive trends in the penetration rates of LCD's into the end-markets (notebook computers, monitors and televisions), and increasing demand for the large size substrates. Volume growth for the LCD market is anticipated to be between 40% and 60% in 2005, and we anticipate adding sufficient capacity to meet market growth. This market growth will occur at varying rates in the principal LCD markets of Japan, Taiwan and Korea. Sales of our wholly-owned business are primarily to panel manufacturers in Japan and Taiwan with customers in Korea being serviced by Samsung Corning Precision. The actual growth rates in these markets will impact our sales and earnings performance. For 2005, we are anticipating price declines after two years of price stability as competitors bring on additional capacity. We also anticipate our costs will continue to decline. There can be no assurance that the end-market rates of growth will continue at the high rates experienced in recent years or that the rate of cost declines will offset price declines in any given period. Consumer preferences for panels of differing sizes, or price or other factors, may lead to pauses in market growth from time to time. For 2005, Corning's rate of sales growth is expected to be higher in the second half of the year based on anticipated increases in panel manufacturers' capacity to meet the anticipated market demands for LCD televisions. We expect net income in the segment to increase significantly in 2005 based on the strong volume growth in our wholly-owned business and increased equity earnings from Samsung Corning Precision.

Telecommunications

The following table provides net sales and other data for the Telecommunications segment (dollars in millions):

				% Change	
	2004	2003	2002	04 vs. 03	03 vs. 02
Net sales:					
Optical fiber and cable	**$ 755**	$ 760	$ 859	(1)	(12)
Hardware and equipment	**784**	612	661	28	(7)
Photonic technologies		54	111	--	(51)
Total net sales	**$ 1,539**	$1,426	$ 1,631	8	(13)
Net loss	**$(1,893)**	$ (169)	$(1,897)	(1,020)	(91)

2004 vs. 2003

During 2004 we experienced a stabilization of the telecommunications industry. Fiber volumes grew at a stronger than anticipated 18%, but pricing declined by 9% from 2003 levels. Although we are encouraged by the volume growth, the demand comes from a narrow band of customers and we do not view this as the beginning of a broader recovery in the industry. The primary driver for the 2004 sales growth was Verizon Communications' fiber-to-the-premises project in North America, with the most significant benefit realized in our hardware and equipment products. During 2004, one customer accounted for 13% of total segment sales, and 10 customers accounted for 47% of total segment sales.

Offsetting this sales performance were the following items:
- During 2003 we completed the sale and exit of our photonic technologies business.
- On September 1, 2004 we completed the sale of our frequency controls business. This business had 2003 annual sales of $76 million.
- Sales in Japan were down in 2004, largely due to 2003 projects that were not repeated in 2004.

Movements in foreign exchange rates, primarily the Japanese Yen and Euro, did not have a significant impact on 2004 sales compared to 2003.

In June 2004, the Chinese Ministry of Commerce issued an anti-dumping preliminary determination asserting that Corning had dumped optical fiber into China during 2002 and 2003 and imposed a 16% duty on Corning's optical fiber imports. Corning contested this preliminary determination, and in December 2004, the Ministry of Commerce concluded that Corning had not dumped optical fiber into China and the 16% duty was removed.

The increased net loss for 2004 is primarily attributable to the goodwill, fixed asset and equity method investments impairment charges recorded in the third quarter of 2004. Refer to Results of Continuing Operations for additional information on these charges.

2003 vs. 2002

The 2003 sales decrease is primarily attributable to the global telecommunications market downturn that continued into 2003. Overall fiber volumes increased 11%, and pricing pressures continued with overall declines of 31%. The lack of capital spending by our customers negatively affected all product lines, and the sale of our appliance controls group further reduced hardware and equipment sales. Also during 2003, we completed the sale and exit of our photonic technologies business. Partially offsetting this was strong demand for optical fiber and cable products in Japan and China. 2003 volumes benefited from having the full year results of the Chinese fiber and cable entities acquired from Lucent Technologies in the fourth quarter of 2002.

Outlook:
We expect sales in 2005 to increase over 2004. We expect the worldwide telecommunications industry market to grow, particularly in North America, but still do not view this as the beginning of a broad-based industry recovery. We expect fiber volumes to increase modestly and pricing pressures should again be moderate. Sales improvement will largely be dependent on the continuation of Verizon's fiber-to-the-premises project, and should these plans not occur at the pace anticipated our sales and earnings would be adversely affected. We expect to realize a loss in 2005, although at significantly lower levels than 2004. This reduction in anticipated segment loss is largely attributed to the impairment charges incurred in 2004, as well as the operational efficiencies from increased volumes in 2005.

Environmental Technologies

The following table provides net sales and other data for the Environmental Technologies segment (dollars in millions):

				% Change	
	2004	2003	2002	04 vs. 03	03 vs. 02
Net sales:					
Automotive	**$479**	$430	$375	11	15
Diesel	**69**	46	19	50	142
Total net sales	**$548**	$476	$394	15	21
Net income	**$ 4**	$ 9	$ 32	(56)	(72)

2004 vs. 2003

The 2004 increase in net sales is primarily the result of demand for our automotive and diesel ceramic filters and substrates in response to tightening emissions control standards around the world. Volumes for our automotive products were up slightly from 2003 and sales benefited from a higher mix of our thin-wall and ultra thin-wall substrates, which allow engine manufacturers to meet their emissions control requirements in a more cost effective manner. Our diesel products sales growth was primarily driven by demand from retrofit markets, although we experienced a softening in Asian retrofit markets in the second half of 2004. A portion of the sales of the Environmental Technologies segment are susceptible to movements in the U.S. dollar-Euro exchange rates. Movements in exchange rates did not have a significant impact on sales for 2004 compared to 2003.

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters are generally required by the specifications of the automotive and diesel engine manufacturers. For 2004, four customers accounted for 69% of total segment sales.

The 2004 decline in net income is primarily the result of increased development costs and plant start-up costs to support our emerging diesel products. These costs offset the gross margin benefits of increased volumes and the higher mix of premium automotive products. Movements in exchange rates did not significantly impact net income.

2003 vs. 2002

The 2003 increase in net sales was primarily due to increased U.S. auto production driven by financing incentives, favorable mix of premium products, favorable exchange rates and higher sales for diesel products. The net income decrease was primarily due to a decrease in equity earnings from Cormetech, a U.S. designer and manufacturer of industrial catalysts, and higher development spending for the diesel product line.

Outlook:
We expect sales to increase in 2005. For automotive products, we expect to see stable demand based on anticipated worldwide auto production, and a continuation of a shift to premium products; although at slightly slower rates than 2004. Although volumes are anticipated to be stable, a slowdown in auto production, particularly in North America, could adversely impact our growth projections. Diesel product sales are also expected to grow. Demand for diesel products in 2005 will be largely based on retrofit markets, and we expect a recovery of the Asian market during the year. In 2005, we must successfully complete the development of our diesel technology and have our filters designed into the specifications of engine manufacturers to meet anticipated demand in 2006 and beyond as diesel engine manufacturers ramp up production for the 2007 model years. The retrofit market is somewhat volatile, and any unanticipated declines in demand could adversely impact our expected 2005 sales growth. Net income for the segment is expected to increase only slightly in 2005 as we continue to spend heavily on research, development and engineering for diesel products.

Life Sciences

The following table provides net sales and other data for the Life Sciences segment (dollars in millions):

				% Change	
	2004	2003	2002	04 vs. 03	03 vs. 02
Net sales	**$304**	$281	$280	8	
Net income (loss)	**$ 12**	$ 14	$ 25	(14)	(44)

2004 vs. 2003

The 2004 increase in net sales is primarily due to volume increases across the majority of our product lines. Demand from research, development and production end-users remained steady for 2004, which represented an improvement over the industry-wide softness experienced in 2003. Movements in foreign exchange rates, primarily the Euro, did not have a significant impact on sales for 2004 compared to 2003.

The Life Sciences segment sells to a concentrated customer base, primarily distributors, who in turn sell to end-users such as pharmaceutical and biotechnology companies, government entities, academic institutions and other research facilities. For 2004, two distributors accounted for 56% of total segment sales. One of these distributors communicated its intent to change its ongoing business strategy in the second half of 2004. Subsequent to December 31, 2004, Corning notified this distributor that we will not renew its existing distribution agreement, which will expire in April 2005. Approximately 30% of Life Sciences 2004 sales were made through this distributor. We are actively working to transition the sales through this distributor to our remaining primary distributor and other existing and developing channels. However, this change will likely adversely impact sales volumes in the short term.

The 2004 decrease in net income is largely attributable to gross margin improvements resulting from the increase in sales volume being substantially offset by new product development costs. In addition, in 2003 net income benefited from a gain recognized on the disposition of a minor product line. Movement in exchange rates did not significantly impact net income.

2003 vs. 2002

Sales were flat in 2003, compared to 2002, primarily due to weak sales in Europe and a general softness in the market. Earnings were down 44% compared to the prior year. Improved manufacturing efficiencies, and a gain on the disposition of a minor product line, were more than offset by higher development spending.

Outlook:
We expect to see a continuation of the research, development and production spending in the life sciences market. Sales will likely be adversely impacted by as much as 10% to 20% by the recent changes in the distribution channel described above; particularly in the U.S. Net income for 2005 is expected to decline from 2004 levels, largely due to increases in new product development and commercialization expenditures and the anticipated impact of the changes in distribution channel.

Unallocated and Other

The following table provides net sales and other data (dollars in millions):

	2004	2003	2002	% Change 04 vs. 03	% Change 03 vs. 02
Conventional video components	**$ 3**	$ 65	$ 166	(95)	(61)
Other businesses	**347**	247	288	40	(14)
Total net sales	**$ 350**	$ 312	$ 454	12	(31)
Net (loss) income	**$(834)**	$(312)	$ 419	167	(174)

Unallocated and Other includes all other operating segments that do not meet the quantitative threshold for separate reporting (e.g. Specialty Materials, and Conventional Video Components), certain corporate investments (e.g. Dow Corning, Samsung Corning and Steuben), discontinued operations, and unallocated expenses. Unallocated expenses include research and other expenses related to new business development; gains or losses on repurchases and retirement of debt; charges related to the asbestos litigation; restructuring and impairment charges related to the corporate research and development or staff organizations; and charges for increases in our tax valuation allowance. Unallocated and Other also represents the reconciliation between the totals for the reportable segments and our consolidated total.

The 2004 increase in net sales is primarily attributable to improvements in our Specialty Materials segment. Although this segment experienced strong sales growth in 2004, primarily for semiconductor lens glass, we do not expect the pace of growth to continue into 2005. The 2004 decrease in Conventional Video Components sales is due to our 2003 decision, along with our partner, to shutdown CAV. The 2003 decrease in net sales is primarily due to the shutdown of CAV and weak demand for semiconductor lens glass due to softness in the semiconductor market.

Refer to Restructuring, Impairment, and Other Charges and (Credits), Asbestos settlement, and (Provision) Benefit for Income Taxes for a description of the key drivers of net (loss) income for 2004 vs. 2003 and 2003 vs. 2002.

LIQUIDITY AND CAPITAL RESOURCES

Financing Structure

During 2004, we engaged in the following significant transactions:

- Issued $400 million of senior unsecured notes under our existing universal shelf registration statement. At December 31, 2004, our remaining capacity under the shelf registration is approximately $2.5 billion.
- Retired a total of $487 million of our 3.5% convertible debentures and zero coupon convertible debentures in exchange for $154 million of cash and 38 million shares of common stock.
- Repaid $115 million of loans payable, the majority of which related to our 7.625% debentures due 2024, as a result of certain bond holders exercising their early repayment option.

We currently have unrestricted access to a $2 billion revolving credit facility with 16 banks. At December 31, 2004, there were no borrowings under the credit facility. The facility includes one financial covenant limiting the ratio of total debt to total capital, as defined, to not greater than 60%. At December 31, 2004, this ratio was 41%. Our revolving credit facility expires in August 2005 and we are currently negotiating with leading financial institutions to arrange a new credit facility. We believe that a new credit facility will be arranged and executed in the first half of 2005 on competitive terms and conditions. Corning is seeking up to a $1.0 billion credit facility with up to a five year term. Among the terms and conditions being negotiated, Corning believes it will be subject to two financial covenants.

The remaining zero coupon convertible debentures, totaling $272 million at December 31, 2004, will likely be put back to us on November 8, 2005, at $819.54 per debenture or on November 8, 2010, at $905.29 per debenture. We have the option of settling this obligation in cash, common stock, or a combination of both. From time to time, we may retire additional debt securities for cash or equity.

Additionally, effective November 8, 2004, we have the right to redeem some or all of the outstanding 3.5% convertible debentures at any time prior to maturity at redemption prices ranging from 102.0% to 100.5% of the principal amount based on the date we exercise our redemption options. It is possible that during 2005 we may exercise this redemption option, or execute other privately negotiated transactions, to retire some or all of our $297 million outstanding 3.5% convertible debentures.

Capital Spending

Capital spending totaled $857 million, $366 million and $357 million in 2004, 2003 and 2002, respectively. Capital spending activity in 2004, 2003 and 2002 primarily included expansion of LCD capacity and new capacity for diesel substrates. Our 2005 capital spending program is expected to be in the range of $1.2 billion to $1.4 billion, of which $900 million to $1.1 billion will be to expand manufacturing capacity for LCD glass substrates in the Display Technologies segment. These expenditures primarily relate to previously announced expansion plans for our existing manufacturing facilities in Tainan, Taiwan and Shizuoka, Japan and for the construction of a new facility in Taichung, Taiwan. Additionally, approximately $140 million will be directed toward our Environmental Technologies segment in anticipation of the emerging diesel emissions control market.

Restructuring

During 2004, 2003 and 2002, we made payments of $85 million, $233 million and $278 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Cash payments for employee-related costs will be substantially completed by the end of 2005, while payments for exit activities will be substantially completed by the end of 2007.

Key Balance Sheet Data

At December 31, 2004, cash, cash equivalents and short-term investments totaled $1.9 billion, compared with $1.3 billion at December 31, 2003. The increase from December 31, 2003, was primarily due to the issuance of $400 million of long-term debt and improved operating cash flows, including the receipt of $204 million in customer deposits.

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	As of December 31,	
	2004	2003
Working capital	**$ 945**	$1,141
Working capital, excluding cash and short-term investments	**$ (936)**	$ (125)
Current ratio	**1.4:1**	1.7:1
Trade accounts receivable, net of allowances	**$ 585**	$ 525
Days sales outstanding	**52**	58
Inventories	**$ 535**	$ 467
Inventory turns	**4.9**	4.8
Days payable outstanding	**67**	52
Long-term debt	**$2,214**	$2,668
Total debt to total capital	**41%**	34%

Credit Ratings

As of February 22, 2005, our credit ratings were as follows:

RATING AGENCY Last Update	Rating Long-Term Debt	Outlook Last Update
Fitch August 12, 2004	BB+	Positive August 12, 2004
Standard & Poor's July 29, 2002	BB+	Stable January 16, 2004
Moody's July 29, 2002	Ba2	Positive January 14, 2005

Our 2004 earnings were not adequate to cover our fixed charges (principally interest and related charges on debt), primarily as a result of the impairment charges in the Telecommunications segment and our decision to increase our valuation allowance against certain deferred tax assets. We expect our full year 2005 earnings will be sufficient to cover our fixed charges.

Management Assessment of Liquidity

Our major source of funding for 2005 and beyond will be our existing balance of cash, cash equivalents and short-term investments. From time to time we may also issue debt or equity securities to raise additional cash to fund a portion of our capital expenditures related to our growth businesses. We are currently negotiating with leading financial institutions for a new credit facility and believe we will arrange and execute one in the first half of 2005. We believe we have sufficient liquidity for the next several years to fund operations, restructuring, the asbestos settlement, research and development, capital expenditures and scheduled debt repayments.

Contractual Obligations

		Amount of commitment and contingency expiration per period				
(In millions)	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 104	$ 26	$ 2	$ 1	$ 1	$ 74
Credit facilities for equity companies	167				17	150
Stand-by letters of credit(1)	52	42				10
Loan guarantees	12	1				11
Purchase obligations(2)	67	49	16			2
Capital expenditure obligations(3)	388	388				
Total debt(4)	2,694	482	16	119	411	1,666
Minimum rental commitments	223	40	32	37	39	75
Total commitments and contingencies	**$3,707**	**$1,028**	**$66**	**$157**	**$468**	**$1,988**

(1) At December 31, 2004, $34 million of the $52 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Balance primarily represents obligations associated with the Telecommunications segment.
(3) Capital expenditure obligations primarily related to our Display Technologies segment expansions, which are included on our balance sheet.
(4) At December 31, 2004, $2,692 million of the $2,694 million was included on our balance sheet. Amounts above are stated at their maturity value.

We have provided other financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds, some of which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning as discussed in Note 7 (Investments) to the consolidated financial statements. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. We believe the significant majority of these guarantees and contingent liabilities will expire without being funded.

Pensions

We have a number of defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2004, this plan accounted for 82% of our consolidated defined benefit pension plans' projected benefit obligation and 91% of the related plans' assets. In 2004 and 2003, although global equities had positive returns, interest rates continued to decline. As a result, at December 31, 2004 and 2003, the accumulated benefit obligation (ABO) for our domestic qualified and non-qualified plans and several international plans exceeded the fair value of related plan assets, which required Corning to record an additional minimum pension liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

Balances of these non-cash adjustments follow (in millions):

	December 31,	
	2004	2003
Minimum pension liability	**$417**	$310
Intangible assets	**42**	51
Other accumulated comprehensive loss, pre-tax	**375**	259
Other accumulated comprehensive loss, after-tax	**273**	159

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until at least 2008. We contributed $40 million in 2004 to our U.S. pension plan. For 2005, we anticipate making voluntary contributions of at least $100 million in cash or common stock to this plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates that required us to make difficult, subjective or complex judgments follow.

Impairment of goodwill

SFAS 142 requires us to make certain difficult, subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units, which are the same as our segments.

We measure fair value on the basis of discounted expected future cash flows. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

Telecommunications

Pricing in the telecommunications industry remains depressed. Our previous forecasts assumed some rationalization of capacity that would lead to more stable pricing. We now expect the current depressed pricing conditions to persist. Based on competitive conditions and forecasted future customer requirements, we do not expect the level of demand for premium fiber products we previously forecasted. As a result, we have significantly reduced our outlook for future revenue and profitability from premium products. As we forecast customer demand, we have lowered the rate of volume growth in the longer range. Further negative developments in the telecommunications industry could cause us to change our forecasts for fiber volumes, pricing or mix of premium products which may result in additional goodwill impairment charges of up to $123 million.

Terminal value of the business assumes a growth in perpetuity of 3%. These cash flows are also used to value intangible and tangible assets which determine the implied value of reporting unit goodwill. The discount rate applied to these cash flows represents a telecommunications weighted average cost of capital based upon current debt and equity activity of 11 public companies representing a cross section of worldwide competitors of the reporting unit. For our 2004 impairment test, we used a discount rate of 12.5% in our calculation of fair value of the expected future cash flows. An impairment charge of $1,420 million was recorded in 2004. Had we used a discount rate of 12%, the impairment charge would have been approximately $90 million lower. Had we used a discount rate of 13%, the impairment charge would have been approximately $80 million higher. In 2003, we used a 12% discount rate for our annual impairment test. The results of our 2003 test indicated that goodwill was not impaired. The 2003 results would not have changed had we used a discount rate of 11.5% or 12.5%.

Specialty Materials

Our discounted cash flow test for this reporting unit assumes a growth in perpetuity of 3%. The discount rate applied to the forecasted cash flows represents weighed average cost of capital based upon current debt and equity activity of eight public companies representing a cross section of worldwide competitors of the reporting unit. For the 2004 and 2003 impairment tests we used a discount rate of 12% in our calculation of the fair value of the expected future cash flows. The results of our 2004 and 2003 tests indicated that goodwill was not impaired. The results would not have changed had we used a discount rate of 11.5% or 12.5%.

Impairment of assets held for use

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

In 2004, based on our decision to permanently abandon certain assets and lower our outlook for the Telecommunications segment, we determined an event of impairment had occurred in our Telecommunications segment. We performed an impairment test on the segment's long-lived assets, and recorded a $24 million charge to write-down certain assets to their fair value.

In 2003, we concluded events of impairment had occurred in our semiconductor materials product line, which is part of the specialty materials segment, and performed an impairment test. The results of our test indicated that our long-lived assets held for use were not impaired.

Restructuring charges and impairments resulting from restructuring actions

During 2004 and 2003, we recorded write-downs of property, plant and equipment as a result of decisions to exit facilities, primarily in the Telecommunications segment. Assets impaired were primarily equipment, construction in progress and buildings, which were sold or abandoned. We used information available from recent auctions of telecommunications equipment to estimate salvage value when measuring impairment. The estimated salvage values were very low, primarily due to the depressed market for telecommunications related equipment. The salvage values of property impaired were also estimated to be minimal as certain facilities will be abandoned and not sold. It is possible that actual results will differ from assumptions and require adjustments to reserves.

Valuation allowances for deferred income taxes

SFAS 109 requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. At December 31, 2004, Corning had gross deferred tax assets of approximately $2.3 billion. We determined that the likelihood of realization of certain deferred tax assets is less than 50% and recorded additional valuation allowances of $1.2 billion in 2004 to reduce our net deferred tax assets to $532 million. If we sustain an appropriate level of profitability, primarily in the U.S. and Germany, or if we are able to develop additional tax-planning strategies, or if the PCC settlement is finalized earlier than we anticipate, adjustments to these allowances will be required and may affect future net income.

In determining the amount of domestic deferred tax assets that we believe are more likely than not to be realized through a tax planning strategy involving the sale of a non-strategic asset, we estimated the fair value of the underlying non-strategic asset based primarily on discounted cash flows and precedent transactions. Changes in fair value of the non-strategic asset may also affect future net income.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Legal Proceedings for a detailed discussion of the key litigation matters we face. The most significant matter involving judgment is the PCC asbestos liability. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending ourselves against asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives, and other factors. We have reached a tentative settlement on PCC as disclosed in Legal Proceedings and Note 7 (Investments) to the Consolidated Financial Statements. The settlement is subject to a number of contingencies, including approval by the bankruptcy court and resolution of any appeals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans (as of December 31, 2004 the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,056 million and the minimum pension liability charges to equity with respect to U.S. pension plans was $279 million net of tax):

Change in Assumption	Effect on 2005 Pre-Tax Pension Expense	Effect on December 31, 2004 PBO
25 basis point decrease in discount rate	+$4 million	+$57 million
25 basis point increase in discount rate	-$ 4 million	-$ 55 million
25 basis point decrease in expected return on assets	+$4 million	
25 basis point increase in expected return on assets	-$ 4 million	

The above sensitivities reflect impact of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

These changes in assumptions would have no effect on Corning's funding requirements. In addition, at December 31, 2004, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $55 million before tax; a 25 basis point increase in the discount rate would increase stockholders' equity by $53 million. With a 25 basis point decrease in the discount rate, certain pension plans would become Accumulated Benefit Obligation (ABO) underfunded resulting in a significantly larger impact on equity compared to a 25 basis point increase in the discount rate. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in Assumption	Effect on 2005 Pre-Tax OPEB Expense	Effect on December 31, 2004 APBO
25 basis point decrease in discount rate	+$1 million	+$19 million
25 basis point increase in discount rate	-$ 1 million	-$ 19 million

The above sensitivities reflect the impact of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 11 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. We have accrued approximately $14 million for the estimated liability for environmental cleanup and related litigation at December 31, 2004. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

NEW ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends ARB No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Corning is required to adopt SFAS 151 effective January 1, 2006. Corning does not expect the adoption of SFAS 151 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements at fair value beginning in Corning's third quarter. Under SFAS 123R, Corning must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The standard permits three transition method adoption alternatives:

- "Prospective adoption" would require Corning to begin expensing share-based payments after July 1, 2005. Prior interim and annual periods would not be restated.
- "Modified prospective adoption" would require Corning to begin expensing share-based payments effective January 1, 2005. Prior annual periods would not be restated.
- "Modified retrospective adoption" would require Corning to begin expensing share-based payments effective January 1, 2005. Prior annual periods would be restated.

We are currently evaluating the impact that SFAS 123R will have on its consolidated results of operations and financial condition, which in part will be dependent on the transition and amortization methods used to adopt the new rules in 2005. Our current estimate is that our 2005 pretax expense will be in the range of $25 million to $50 million, and that future years expense will approximate $60 million.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Corning is required to adopt SFAS 153 effective January 1, 2006. Corning does not expect the adoption of SFAS 153 will have a material impact on its consolidated results of operations and financial condition.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes.

Equity in earnings of associated companies has historically contributed a significant amount of our income from continuing operations. Equity in earnings of associated companies, net of impairments was $443 million in 2004 and $209 million in 2003 with foreign-based affiliates comprising over 70% of this amount. Equity earnings from Samsung Corning and Samsung Corning Precision totaled $309 million for 2004 and $105 million in 2003. Exchange rate fluctuations and actions taken by management of these entities to reduce this risk can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2004, we had open forward contracts, open option contracts, foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2004. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $122 million. Specific to the Japanese Yen, a 10% adverse movement in quoted Yen exchange rates could result in a loss in fair value of these instruments of $45 million.

The nature of our foreign exchange rate risk exposures has not changed materially from December 31, 2003.

As we derive more than 60% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our outlooks included in Management's Discussion and Analysis assume no significant changes in currency exchange rates during 2005. A plus or minus 10 point movement in the U.S. dollar - Japanese yen exchange rate would result in a change to net sales of approximately $180 million and net income of approximately $150 million. A plus or minus 10 point movement in the U.S. dollar - Euro exchange rate would result in a change to net sales of approximately $50 million but would have a negligible effect on net income.

Interest Rate Risk Management

In March and April of 2002, we entered into three interest rate swaps that are fair value hedges and economically exchanged a notional amount of $275 million of fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we paid the counterparty a floating rate that is indexed to the six-month LIBOR rate and received the fixed rates of 8.3% to 8.875%, which are the stated interest rates on the long-term debt instruments. As a result of these transactions, Corning was exposed to the impact of interest rate changes.

In 2004 and 2003, we terminated the interest rate swap agreements described above. The termination of these swaps resulted in gains of $5 million in 2004 and $15 million in 2003 which we will amortize to earnings as a reduction of interest expense over the remaining life of the debt. The cash proceeds from the termination of the swaps totaled $8 million in 2004 and $17 million in 2003 and are included in the financing section of our consolidated statements of cash flows.

It is our policy to conservatively manage our exposure to changes in interest rates. Our policy sets a maximum cap that total variable rate debt will not exceed 35% of the total debt portfolio at anytime. At December 31, 2004, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Corning and for our assessment of the effectiveness of internal control over financial reporting. Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of Corning's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 102.

James R. Houghton
Chairman and Chief Executive Officer

James B. Flaws
Vice Chairman and Chief Financial Officer

Executive Officers

James R. Houghton *Chairman and Chief Executive Officer*
Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive Chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected to his current position. Mr. Houghton will retire as our chief executive officer effective April 28, 2005. He will continue as chairman of the board of Corning. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Mr. Houghton has been a member of Corning's Board of Directors since 1969. Age 69.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 56.

Wendell P. Weeks *President and Chief Operating Officer*
Mr. Weeks joined Corning in 1983 and has served in various accounting, business development, and business manager positions. He was named a vice president and deputy general manager of the Opto-Electronics Components Business in 1995, vice president and general manager of Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president of Corning Optical Technologies in 2001 and to his current position in 2002. Mr. Weeks will become president and chief executive officer of Corning on April 28, 2005. Mr. Weeks is a director of Merck & Co., Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 45.

Peter F. Volanakis *President, Corning Technologies*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and to his current position in 2001. Mr. Volanakis will become chief operating officer of Corning on April 28, 2005. Mr. Volanakis is a director of Dow Corning Corporation, Samsung Corning Co., Ltd., and Samsung Corning Precision Glass Co., Ltd. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 49.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, administration in December 1997 and to his current position in 2002. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 45.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. Mr. Miller is a director of Avanex Corporation, Wilson Greatbatch Technologies and Dow Corning Corporation. He began his career with DuPont in 1966. Age 63.

Katherine A. Asbeck *Senior Vice President and Controller*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and to her current position in 2001. Age 48.

William D. Eggers *Senior Vice President and General Counsel*
Mr. Eggers joined Corning in 1997 as vice president and deputy general counsel. He was elected senior vice president and general counsel in February 1998. Mr. Eggers was a Partner with the Rochester firm of Nixon, Hargrave, Devans & Doyle, LLP, before joining Corning. Mr. Eggers is a director of Chemung Financial Corp. Age 60.

Mark S. Rogus *Senior Vice President and Treasurer*
Mr. Rogus joined Corning in 1996 as manager of corporate finance. He was appointed assistant treasurer in 1999, vice president and treasurer in 2000 and to his current position in 2004. Prior to joining Corning, Mr. Rogus held various business development positions at Wachovia Bank. Age 45.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer and in 1995 vice president for Corning Consumer Products Company. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and Diversity Officer for Corning. Ms. Schneider was appointed to her present position in April 2002. Age 50.

Larry Aiello Jr. *President and Chief Executive Officer – Corning Cable Systems*
Mr. Aiello joined Corning in 1973 and served in several positions in manufacturing from 1975 to 1981. He was named manager-Domestic Accounting in 1981, controller-Telecommunications Products Division in 1984, director-Control and Analysis in 1987 and assistant controller and director in 1989. He was named division vice president and director-Business Development and Planning, Opto-Electronics Group in 1990, general manager-Component Products Group in 1992, vice president and controller, Corning Incorporated in 1993, senior vice president-International and president-Corning International Corporation in 1997, senior vice president and chief of staff-Corning Optical Communications in 2000 and to his current position in 2002. Age 55.

Robert B. Brown *Senior Vice President and General Manager, Environmental Technologies*
Mr. Brown joined Corning in 1972 and served in a variety of manufacturing and engineering positions. He was appointed division vice president-manufacturing and engineering, Telecommunications Products Division in 1995, vice president manufacturing and engineering, Opto-Electronics in 1999, president-Corning Lasertron in February 2000, vice president and general manager-Amplification Products in December 2000, vice president and general manager – Optical Fiber in April 2002, to senior vice president and general manager – Telecommunications in 2003 and to his current position on January 1, 2005. Age 54.

Robert L. Ecklin *Executive Vice President, Environmental Technologies and Strategic Growth*
Mr. Ecklin joined Corning in 1961 and served in a variety of U.S. and international manufacturing and engineering managerial positions. He was named vice president of Corning Engineering in 1982, president of Corning Engineering in 1983, vice president of Business Development in 1986, general manager of the Industrial Products Division in 1989 and senior vice president of the Industrial Products Division in 1990. He was appointed executive vice president of the Environmental Products Division in 1999, executive vice president, Optical Communications in 2001 and to his current position in 2002. Mr. Ecklin is a director of Pittsburgh Corning Corporation, Cormetech Incorporated and Macdermid Incorporated. Age 66.

Donald B. McNaughton *Senior Vice President – Display*
Mr. McNaughton joined Corning in 1989 and served in a variety of managerial positions. He was named general manager, Display Technologies and president, Display Technologies Asia in 2000, vice president, Display in 2002 and to his current position in 2003. Age 45.

Gerald J. Fine was a senior vice president on sabbatical leave from October 1, 2003 until October 1, 2004, when he resigned from Corning.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

We have completed an integrated audit of Corning Incorporated's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004, and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 22, 2005

Consolidated Statements of Operations

Corning Incorporated and Subsidiary Companies

(In millions, except per share amounts)	2004	2003	2002
	For the years ended December 31,		
Net sales	**$ 3,854**	$3,090	$ 3,164
Cost of sales	**2,439**	2,241	2,562
Gross margin	**1,415**	849	602
Operating expenses:			
Selling, general and administrative expenses	**653**	599	716
Research, development and engineering expenses	**355**	344	483
Amortization of purchased intangibles	**38**	37	43
Restructuring, impairment and other charges and (credits) (Note 3)	**1,789**	111	2,080
Asbestos settlement (Note 7)	**33**	413	
Operating loss	**(1,453)**	(655)	(2,720)
Interest income	**25**	32	41
Interest expense	**(141)**	(154)	(179)
(Loss) gain on repurchases and retirement of debt, net (Note 11)	**(36)**	19	176
Other income (expense), net	**25**	(1)	(38)
Loss before income taxes	**(1,580)**	(759)	(2,720)
(Provision) benefit for income taxes (Note 6)	**(1,031)**	254	726
Loss before minority interests and equity earnings	**(2,611)**	(505)	(1,994)
Minority interests	**(17)**	73	98
Equity in earnings of associated companies, net of impairments (Note 7)	**443**	209	116
Loss from continuing operations	**(2,185)**	(223)	(1,780)
Income from discontinued operation (Note 2)	**20**		478
Net loss	**(2,165)**	(223)	(1,302)
Dividend requirements of preferred stock			(128)
Loss attributable to common shareholders	**$(2,165)**	$ (223)	$(1,430)
Basic and diluted (loss) earnings per common share from (Note 15):			
Continuing operations	**$ (1.57)**	$ (0.18)	$ (1.85)
Discontinued operation	**0.01**		0.46
Basic and diluted loss per common share	**$ (1.56)**	$ (0.18)	$ (1.39)

The accompanying notes are an integral part of these consolidated financial statements.

(In millions, except share and per share amounts)	December 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,009**	$ 688
Short-term investments, at fair value	**872**	578
Total cash, cash equivalents and short-term investments	**1,881**	1,266
Trade accounts receivable, net of doubtful accounts and allowances - $30 and $38	**585**	525
Inventories (Note 5)	**535**	467
Deferred income taxes (Note 6)	**92**	242
Other current assets	**188**	194
Total current assets	**3,281**	2,694
Investments (Note 7)	**1,484**	1,045
Property, net of accumulated depreciation - $3,532 and $3,415 (Note 8)	**3,941**	3,620
Goodwill and other intangible assets, net (Note 9)	**398**	1,901
Deferred income taxes (Note 6)	**440**	1,225
Other assets	**166**	267
Total Assets	**$ 9,710**	$10,752
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings, including current portion of long-term debt (Note 11)	**$ 478**	$ 146
Accounts payable	**682**	333
Other accrued liabilities (Note 10)	**1,176**	1,074
Total current liabilities	**2,336**	1,553
Long-term debt (Note 11)	**2,214**	2,668
Postretirement benefits other than pensions (Note 12)	**600**	619
Other liabilities (Note 10)	**715**	412
Total liabilities	**5,865**	5,252
Commitments and contingencies (Note 13)		
Minority interests	**29**	36
Shareholders' equity (Note 14):		
Preferred stock – Par value $100.00 per share; Shares authorized: 10 million		
Series C mandatory convertible preferred stock – Shares issued: 5.75 million; Shares outstanding: 637 thousand and 854 thousand	**64**	85
Common stock – Par value $0.50 per share; Shares authorized: 3.8 billion Shares issued: 1,424 million and 1,401 million	**712**	701
Additional paid-in capital	**10,363**	10,298
Accumulated deficit	**(7,309)**	(5,144)
Treasury stock, at cost; Shares held: 16 million and 58 million	**(162)**	(574)
Accumulated other comprehensive income	**148**	98
Total shareholders' equity	**3,816**	5,464
Total Liabilities and Shareholders' Equity	**$ 9,710**	$10,752

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	For the years ended December 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Loss from continuing operations	**$(2,185)**	$ (223)	$(1,780)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:			
Depreciation	**485**	480	618
Amortization of purchased intangibles	**38**	37	43
Asbestos settlement	**33**	413	
Restructuring, impairment and other charges and (credits)	**1,789**	111	2,080
Loss (gain) on repurchases and retirement of debt	**36**	(19)	(176)
Undistributed earnings of associated companies	**(303)**	(97)	(33)
Minority interests, net of dividends paid	**17**	(77)	(98)
Deferred taxes	**947**	(263)	(432)
Interest expense on convertible debentures	**4**	18	38
Restructuring payments	**(85)**	(233)	(278)
Income tax refund		191	
Customer deposits	**204**		
Employee benefit payments in excess of expense	**(19)**	(142)	(55)
Changes in certain working capital items:			
Trade accounts receivable	**(40)**		153
Inventories	**(68)**	108	135
Other current assets	**(7)**	49	(363)
Accounts payable and other current liabilities, net of restructuring payments	**143**	(219)	(158)
Other, net	**20**	(1)	(18)
Net cash provided by (used in) operating activities	**1,009**	133	(324)
Cash Flows from Investing Activities:			
Capital expenditures	**(857)**	(366)	(357)
Acquisitions of businesses, net of cash acquired		(6)	(56)
Net proceeds from sale of businesses	**100**	9	787
Net proceeds from sale or disposal of assets	**49**	46	92
Net decrease (increase) in long-term investments and other long-term assets	**5**	(10)	(31)
Short-term investments - acquisitions	**(1,685)**	(2,122)	(2,258)
Short-term investments - liquidations	**1,389**	2,557	2,543
Restricted investments - acquisitions			(119)
Restricted investments - liquidations	**7**	19	88
Net cash (used in) provided by investing activities	**(992)**	127	689
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(115)**	(181)	(506)
Proceeds from issuance of long-term debt, net	**442**		11
Retirements of long-term debt	**(154)**	(1,189)	(309)
Proceeds from issuance of Series C preferred stock, net			557
Proceeds from issuance of common stock, net	**42**	657	52
Repurchases of stock			(31)
Cash dividends to preferred shareholders	**(7)**	(19)	(88)
Proceeds from the exercise of stock options	**49**	9	
Other, net	**8**	15	
Net cash provided by (used in) financing activities	**265**	(708)	(314)
Effect of exchange rates on cash	**39**	60	43
Cash provided by (used in) continuing operations	**321**	(388)	94
Cash provided by discontinued operations			60
Net increase (decrease) in cash and cash equivalents	**321**	(388)	154
Cash and cash equivalents at beginning of year	**688**	1,076	922
Cash and cash equivalents at end of year	**$ 1,009**	$ 688	$ 1,076

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)

	Series C Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2001		$512	$ 9,532	$(3,610)	$(827)	$(193)	$ 5,414
Net loss				(1,302)			(1,302)
Foreign currency translation adjustment						208	208
Minimum pension liability adjustment						(173)	(173)
Net unrealized gain on investments						6	6
Other comprehensive loss						(18)	(18)
Total comprehensive loss							(1,279)
Issuance of Series C preferred stock, net	$ 575		(18)				557
Series C preferred stock conversions	(420)	107	313				
Shares issued in acquisitions		15	34				49
Shares issued to benefit plans			(97)		148		51
Purchase of common stock for treasury					(23)		(23)
Dividends on preferred stock			(118)				(118)
Other, net			49	(9)			40
Balance, December 31, 2002	155	634	9,695	(4,921)	(702)	(170)	4,691
Net loss				(223)			(223)
Foreign currency translation adjustment						239	239
Minimum pension liability adjustment						26	26
Net unrealized gain on investments						1	1
Other comprehensive income						2	2
Total comprehensive income							45
Series C preferred stock conversions	(70)	18	52				
Shares issued in equity offerings		47	583				630
Shares issued to benefit plans			(37)		65		28
Shares issued in debt retirements			12		65		77
Other, net		2	(7)		(2)		(7)
Balance, December 31, 2003	85	701	10,298	(5,144)	(574)	98	5,464
Net loss				(2,165)			(2,165)
Foreign currency translation adjustment						174	174
Minimum pension liability adjustment						(126)	(126)
Net unrealized gain on investments						8	8
Other comprehensive loss						(6)	(6)
Total comprehensive loss							(2,115)
Series C preferred stock conversions	(21)	5	16				
Shares issued to benefit plans			5		36		41
Shares issued in debt retirements			(11)		379		368
Other, net		6	55		(3)		58
Balance, December 31, 2004	**$ 64**	**$712**	**$10,363**	**$(7,309)**	**$(162)**	**$ 148**	**$ 3,816**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a world-leading provider of high-performance glass for computer monitors and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for the automotive and diesel industries; scientific laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest. We consolidate one variable interest entity in which we are the primary beneficiary.

The equity method of accounting is used for investments in associated companies which are not controlled by Corning and in which our interest is generally between 20% and 50%. Our share of earnings or losses of associated companies, in which at least 20% of the voting securities is owned, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

On December 13, 2002, we completed the sale of the precision lens business to 3M Company. Our consolidated statements of operations and cash flows and related notes present the precision lens business as a discontinued operation.

Certain prior year amounts have been reclassified to conform to the current-year presentation, including the classification of auction rate securities as available-for-sale securities, which are reported as short-term investments, instead of cash equivalents. These reclassifications had no impact on our results of operations or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, environmental and legal liabilities, income taxes and deferred tax valuation allowances, and the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

We recognize revenue when it is realized or realizable and has been earned. Net sales consist of revenue related to sales of product, which generally comprise standard products. We recognize product revenue when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, customer acceptance has occurred, and payment is reasonably assured.

At the time revenue is recognized, accruals are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty issues. Warranty liabilities are adjusted when experience indicates an expected settlement will differ from initial estimates.

1. Summary of Significant Accounting Policies (continued)

Corning periodically enters into long-term supply contracts and receives advance payments for product to be delivered in future periods. Upon receipt of the cash deposits made by customers, Corning records a customer deposit liability, which will be applied in the form of credits against future product purchases over the life of the contract. As product is shipped to a customer, Corning will recognize revenue at the selling price and issue a credit memorandum for an agreed amount of the customer deposit liability. The credit memorandum will be applied against customer receivables resulting from the sale of product, thus reducing operating cash flows over the customer contract's life.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic and management indicators. For most foreign operations, the local currencies are generally considered to be the functional currencies. Prior to 2005, non-U.S. operations which do not use the local currency as the functional currency use the U.S. dollar. Effective January 1, 2005, our Taiwan subsidiary's functional currency will change from the new Taiwan dollar (its local currency) to the Japanese yen due to the increased significance of Japanese yen based transactions of that subsidiary.

For foreign subsidiary functional currency financial statements, balance sheet accounts are translated at current exchange rates, and statements of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), we apply the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (APB 25), to our stock options and other stock-based compensation plans. These plans are more fully described in Note 16 (Stock Compensation Plans).

In accordance with APB 25, stock option compensation expense is recognized in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. The exercise price for stock options granted to employees equals or exceeds the fair market value of our common stock at the date of grant.

The following table illustrates the effect on loss from continuing operations and loss per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. The estimated fair value of each Corning option is calculated using the Black-Scholes option-pricing model.

(In millions, except per share amounts):

	Years ended December 31,		
	2004	2003	2002
Loss from continuing operations – as reported	**$(2,185)**	$ (223)	$(1,780)
Less: Dividend requirements of preferred stock			(128)
Loss from continuing operations attributable to common shareholders – as reported	**(2,185)**	(223)	(1,908)
Add: Stock-based employee compensation expense determined under APB 25, included in reported loss from continuing operations, net of tax	**11**	1	1
Less: Stock-based employee compensation expense determined under fair value based method, net of tax	**(168)**	(162)	(278)
Loss from continuing operations attributable to common shareholders – pro forma	**$(2,342)**	$ (384)	$(2,185)
Loss per common share from continuing operations:			
Basic and diluted – as reported	**$ (1.57)**	$(0.18)	$ (1.85)
Basic and diluted – pro forma	**$ (1.69)**	$(0.30)	$ (2.12)

1. Summary of Significant Accounting Policies (continued)

On December 1, 2004, Corning's Compensation Committee of the Board of Directors considered and adopted a proposal that accelerated the vesting of all unvested underwater options held by active employees. Unvested underwater options were defined as options granted prior to December 1, 2004 with a grant price greater than $12.70. Approximately 7 million stock options or 5 percent of Corning's outstanding stock options were accelerated. This action was one of a series of actions taken to manage Corning's anticipated future compensation cost for all forms of equity incentives within an acceptable range once SFAS 123R is adopted. Other actions included reducing the use of stock options for all employees, increasing the use of performance shares in the executive plan, and reviewing the cost considerations of the global employee share purchase program. As a result of this action, the 2004 "stock-based employee compensation expense determined under fair value based method, net of tax" amount above includes $13 million of incremental expense relating to these accelerated options.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Non-cash financing transaction:			
Retirement of short-term borrowings	**$ 26**		
Cash paid (received) for interest and income taxes:			
Interest expense	**$129**	$ 124	$112
Income taxes, net of refunds received	**$ 64**	$(145)	$ 60

Short-Term Investments

Our short-term investments consist of debt securities classified as available-for-sale, which are stated at estimated fair value. These debt securities include U.S. treasury notes, state and municipal bonds, asset-backed securities, auction rate securities, corporate bonds, commercial paper and certificates of deposit. These investments are on deposit with a major financial institution. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 3 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for the majority of our equipment.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either one level below the operating segment level or an aggregation of two or more reporting units within the same operating segment if such reporting units share similar economic characteristics. Goodwill relates and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Notes 3 (Restructuring, Impairment and Other Charges and (Credits)) and 9 (Goodwill and Other Intangible Assets) for additional information.

1. Summary of Significant Accounting Policies (continued)

Other intangible assets include patents, trademarks and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis with estimated useful lives ranging from 5 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written-down to the greater of their fair value or salvage value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added or deducted from additional paid-in capital.

Income Taxes

We use the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax base using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts, foreign exchange option contracts, and interest rate swaps entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends ARB No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Corning is required to adopt SFAS 151 effective January 1, 2006. Corning does not expect the adoption of SFAS 151 to have a material impact on its consolidated results of operations and financial condition.

1. Summary of Significant Accounting Policies (concluded)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements at fair value beginning in Corning's third quarter of 2005. Under SFAS 123R, Corning must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The standard permits three transition method adoption alternatives:

- "Prospective adoption" would require Corning to begin expensing share-based payments after July 1, 2005. Prior interim and annual periods would not be restated.
- "Modified prospective adoption" would require Corning to begin expensing share-based payments effective January 1, 2005. Prior annual periods would not be restated.
- "Modified retrospective adoption" would require Corning to begin expensing share-based payments effective January 1, 2005. Prior annual periods would be restated.

We are currently evaluating the impact that SFAS 123R will have on its consolidated results of operations and financial condition, which in part will be dependent on the transition and amortization methods used to adopt the new rules in 2005. Our current estimate is that our 2005 pretax expense will be in the range of $25 million to $50 million, and that future years expense will approximate $60 million.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (SFAS 153). SFAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Corning is required to adopt SFAS 153 effective January 1, 2006. Corning does not expect the adoption of SFAS 153 will have a material impact on its consolidated results of operations and financial condition.

2. Discontinued Operation

On December 13, 2002, we completed the sale of our precision lens business to 3M Company (3M) for cash proceeds up to $850 million, of which $50 million was deposited in an escrow account. During 2002, we received approximately $800 million in cash and recorded a gain on the sale of $415 million, net of tax, in income from discontinued operation in the consolidated statements of operations. In 2003, 3M notified Corning that 3M believed it had certain claims arising out of the representations and warranties made by Corning in connection with the sale of the precision lens business to 3M. In the third quarter of 2004, Corning and 3M reached a final settlement agreement for the funds held in escrow. Accordingly, we received $20 million in cash and recorded a gain of $20 million. This gain is included in income from discontinued operation in the consolidated statements of operations.

The precision lens business operating results and cash flows have been removed from our results of continuing operations for all periods presented and have been excluded from the operating segments data. There were no results from discontinued operations in 2003.

Summarized selected financial information for the precision lens business discontinued operation follows (in millions):

	For the year ended December 31, 2004	For the year ended December 31, 2002
Net sales		$ 268
Income before taxes		$ 100
Gain on sale before taxes	**$20**	652
Provision for income taxes		(274)
Net income	**$20**	$ 478

3. Restructuring, Impairment and Other Charges and (Credits)

2004 Actions

Corning recorded net charges of $1,789 million in 2004. A summary of the significant charges and credits follows:

- We recorded a charge of $1,420 million to impair a significant portion of our Telecommunications segment goodwill balance. Refer to Note 9 (Goodwill and Other Intangible Assets) for additional information on this charge.
- We recorded a $350 million charge to impair certain fixed assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This charge primarily relates to our third quarter decision to permanently abandon approximately $332 million of construction in progress at our optical fiber manufacturing facility in Concord, North Carolina that had been stopped in 2002. As a result of our lowered outlook for the Telecommunications segment, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility.
- We recorded an asset held for use impairment charge of $24 million to impair certain fixed assets and intangible assets other than goodwill in accordance with SFAS 144. Due to our decision to permanently abandon certain fixed assets and lower our long-term outlook for the Telecommunications segment, we determined that an event of impairment, as defined by SFAS 144, had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. We estimated the fair value of the long-lived assets using the discounted cash flow approach as a measure of fair value. As a result of our impairment evaluation, we recorded an impairment charge to write-down certain assets to their estimated fair values.
- We recorded a gain of $33 million related to proceeds in excess of assumed salvage values for assets of Corning Asahi Video Products Company (CAV) that were previously impaired but later sold to a Henan Anyang CPT Glass Bulb Group, Electronic Glass Co., Ltd. (Henan Anyang), located in China. CAV, our 51% owned affiliate that manufactured glass panels and funnels for use in conventional televisions, was shut down in 2003. This represents the substantial completion of the sale of CAV's assets.
- We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.
- We recorded a loss of $14 million on the sale of our frequency controls business for net cash proceeds of $80 million. The frequency controls business, which was part of our Telecommunications segment, had annual sales of $76 million.
- We recorded net credits of $25 million related to adjustments to prior period restructuring, impairment, and other charges.

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2004 (in millions):

	Reserve at January 1, 2004	Year ended December 31, 2004			Cash payments	Reserve at Dec. 31, 2004
		Charges	Revisions to existing plans	Net charges/ (reversals)		
Restructuring:						
Employee related costs	$ 78				$(60)	$18
Exit costs	108	$ 2	$ (8)	$ (6)	(25)	77
Total restructuring charges	$186	$ 2	$ (8)	$ (6)	$(85)	$95
Impairment of long-lived assets:						
Goodwill		$1,420		$1,420		
Assets to be disposed of by sale or abandonment		350	$(48)	302		
Asset to be held and used		24		24		
Total impairment charges		$1,794	$(48)	$1,746		
Other:						
Accelerated depreciation		$ 37		$ 37		
Loss on sale of business		14	$ (2)	12		
Total other charges		$ 51	$ (2)	$ 49		
Total restructuring, impairment and other charges and (credits)		**$1,847**	**$(58)**	**$1,789**		

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

Cash payments for employee-related costs will be substantially completed by the end of 2005, while payments for exit activities will be substantially completed by the end of 2008.

The following table summarizes the net charge (reversals) for 2004 restructuring actions by operating segment (in millions):

	Telecom-munications	Unallocated and Other	Total
Net charges (reversals) for restructuring actions	$1,798	$(9)	$1,789

2003 Actions

Corning recorded net charges of $111 million in 2003. Major actions approved and initiated in 2003 included the following:

- The shutdown of CAV.
- The exit of our photonic technologies products within the Telecommunications segment, which included the sale of certain assets to Avanex Corporation (Avanex).
- Credits to prior year restructuring plans, primarily the result of our decision not to exit two cabling sites previously marked for shutdown in 2002.
- The shutdown of two of our specialty materials manufacturing facilities in North Brookfield and Charleston, South Carolina.

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2003 (in millions):

		Year ended December 31, 2003					
	Reserve at January 1, 2003	Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses	Cash payments	Reserve at Dec. 31, 2003
Restructuring:							
Employee related costs	$273	$ 90	$ (63)	$ 27	$(27)	$(195)	$ 78
Exit costs	132	37	(23)	14		(38)	108
Total restructuring charges	$405	$127	$ (86)	$ 41	$(27)	$(233)	$186
Impairment of long-lived assets:							
Assets to be disposed of by sale or abandonment		$ 40	$ (61)	$ (21)			
Assets to be held and used		62		62			
Cost investments		5	(1)	4			
Total impairment charges		$107	$ (62)	$ 45			
Other:							
Accelerated depreciation		$ 12		$ 12			
Loss on Avanex transaction		13		13			
Total other charges		$ 25		$ 25			
Total restructuring, impairment and other charges and (credits)		$259	$(148)	$111			

The following table summarizes the net charge (reversals) for 2003 restructuring actions by operating segment (in millions):

	Telecom-munications	Unallocated and Other	Total
Net charges (reversals) for restructuring actions	$(36)	$147	$111

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the headcount reduction related to the 2003 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	975	750	250	1,975

As of December 31, 2004, all of the 1,975 employees from the 2003 restructuring plans had been separated.

2002 Actions

Corning recorded net charges of $2,080 million in 2002. Major actions approved and initiated in 2002 included the following:

- Permanent closure of our optical fiber manufacturing facilities in Noble Park, Victoria, Australia, and Neustadt bei Coburg, Germany. We also mothballed our optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to our Wilmington, North Carolina facility.
- Reductions in capacity and employment in our cabling and hardware and equipment locations worldwide to reduce costs.
- Permanent closure of our photonic technologies thin film filter manufacturing facility in Marlborough, Massachusetts.
- Permanent abandonment of certain construction projects that had been stopped in 2001 in the fiber and cable business within the Telecommunications segment.
- Closure of minor manufacturing facilities, primarily in the Telecommunications segment.
- Closure and consolidation of research facilities.
- Elimination of positions worldwide through voluntary and involuntary programs.
- Impairment of a significant portion of our Telecommunications segment goodwill balance.
- An asset held for use impairment charge to impair certain fixed assets and intangible assets other than goodwill in the Telecommunications and conventional video segments in accordance with SFAS 144.
- Charges for other than temporary declines in certain cost investments in the Telecommunications segment.
- Divestiture of a portion of the controls and connectors product line in the Telecommunications segment. We received proceeds of $30 million and realized a loss on sale of approximately $16 million ($10 million after-tax).

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2002 (in millions):

		Year ended December 31, 2002					
	Reserve at January 1, 2002	Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses	Cash payments	Reserve at Dec. 31, 2002
Restructuring:							
Employee related costs	$198	$ 376	$ (5)	$ 371	$(40)	$(256)	$273
Exit costs	78	85	(9)	76		(22)	132
Total restructuring charges	$276	$ 461	$(14)	$ 447	$(40)	$(278)	$405
Impairment of long-lived assets:							
Goodwill		$ 400		$ 400			
Assets to be disposed of by sale or abandonment		712	$(11)	701			
Assets to be held and used		409		409			
Cost investments		107		107			
Total impairment charges		$1,628	$(11)	$1,617			
Other:							
Loss on sale of business		$ 16		$ 16			
Total restructuring, impairment and other charges and (credits)		$2,105	$(25)	$2,080			

3. Restructuring, Impairment and Other Charges and (Credits) (concluded)

The following table summarizes the net charges (reversals) for 2002 restructuring actions by operating segment (in millions):

	Telecommunications	Environmental Technologies	Life Sciences	Unallocated and Other	Total
Net charges for restructuring actions	$1,722	$2	$1	$355	$2,080

The following table summarizes the headcount reduction related to the 2002 plans:

	U.S. Hourly	U.S. Salaried	Non-U.S.	Total
Headcount reduction	1,650	2,950	2,500	7,100

As of December 31, 2004, all of the 7,100 employees from the 2002 restructuring plans had been separated.

4. Short-Term Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31,	
	2004	2003
Bonds, notes and other securities		
U.S. government and agencies	**$ 85**	$ 88
States and municipalities	**216**	226
Asset-backed securities	**245**	93
Commercial paper	**20**	25
Other debt securities	**306**	146
Total short-term investments	**$872**	$578

Gross unrealized gains and losses were insignificant at December 31, 2004 and 2003.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2004 (in millions):

Less than one year	**$110**
Due in 1-2 years	**118**
Due in 2-5 years	**246**
Due after 5 years	**398**
Total	**$872**

Proceeds from sales and maturities of short-term investments totaled $1.4 billion, $2.6 billion and $2.5 billion in 2004, 2003 and 2002, respectively. The gross realized gains related to sales of short-term investments were insignificant in 2004 and 2003 and $10 million in 2002. The gross realized losses related to sales of short-term investments were insignificant in 2004 and 2003 and $8 million in 2002.

5. Inventories

Inventories consist of the following (in millions):

	December 31,	
	2004	2003
Finished goods	**$136**	$141
Work in process	**172**	113
Raw materials and accessories	**139**	138
Supplies and packing materials	**88**	75
Total inventories	**$535**	$467

6. Income Taxes

Loss from continuing operations before income taxes follows (in millions):

	Years ended December 31,		
	2004	2003	2002
U.S. companies	**$(1,554)**	$(927)	$(2,045)
Non-U.S. companies	**(26)**	168	(675)
Loss from continuing operations before income taxes	**$(1,580)**	$(759)	$(2,720)

The increase in the loss from continuing operations before income taxes in 2004 compared to 2003 is due primarily to several non-cash charges associated with goodwill and other long-lived asset impairments. Refer to Note 3 (Restructuring, Impairments and Other Charges and (Credits)) for additional information.

The current and deferred amounts of the (provision) benefit for income taxes follow (in millions):

	Years ended December 31,		
	2004	2003	2002
Current:			
Federal	**$ 20**	$ 11	$330
State and municipal	**7**	3	7
Foreign	**(111)**	(23)	(43)
Deferred:			
Federal	**(547)**	258	263
State and municipal	**(220)**	24	70
Foreign	**(180)**	(19)	99
(Provision) benefit for income taxes	**$(1,031)**	$254	$726

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide income taxes on the earnings of foreign subsidiaries and associated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2004, taxes have not been provided on approximately $1.5 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. The Act introduced a special one-time (for 2004 or 2005) 85% dividends received deduction for certain repatriated foreign earnings. At this point in time, we do not expect our remittance plans to change as a result of this provision. Our accumulated foreign unremitted earnings are expected to remain invested indefinitely.

The Act also provided for the repeal of the extraterritorial income tax regime (through reduced benefits in 2005 and 2006, with full repeal effective for 2007) and the allowance of a deduction for qualified domestic production activities (phased in over the years 2005 to 2009 and fully effective in 2010). Neither of these changes is expected to have a significant impact on our effective tax rate or U.S. tax liabilities because of our loss position in the U.S. and the resulting recording and maintaining of valuation allowances against our U.S. deferred tax assets.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2004	2003	2002
Statutory U.S. benefit rate	**35.0%**	35.0%	35.0%
State income benefit, net of federal benefit	**2.4**	5.3	2.7
Nondeductible goodwill and other expenses	**(27.3)**	(0.6)	(1.1)
Valuation allowances	**(76.2)**	(4.9)	(10.2)
Other items, net	**0.9**	(1.4)	0.3
Effective (income tax) benefit rate	**(65.2)%**	33.4%	26.7%

6. Income Taxes (continued)

The component percentages above reflect the increase in loss from continuing operations before income taxes in 2004 compared to 2003 due primarily to the impairment charges. In addition, as further described below, our 2004 provision for income taxes reflects charges to increase our valuation allowance against certain U.S. and German deferred tax assets.

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2004	2003
Loss and tax credit carryforwards	**$ 1,189**	$1,045
Capitalized research and development	**207**	252
Restructuring reserves	**237**	146
Postretirement medical and life benefits	**243**	244
Inventory	**35**	55
Intangible and other assets	**98**	125
Other accrued liabilities	**156**	177
Other employee benefits	**97**	14
Other	**86**	79
Gross deferred tax assets	**2,348**	2,137
Valuation allowance	**(1,685)**	(469)
Deferred tax assets	**663**	1,668
Fixed assets	**(131)**	(201)
Deferred tax liabilities	**(131)**	(201)
Net deferred tax assets	**$ 532**	$1,467

We have performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax-planning strategies, as well as related key assumptions. SFAS 109 requires that greater weight be given to previous cumulative losses than the outlook for future profitability when determining whether deferred tax assets can be used.

Prior to our 2004 assessment of realizability, we believed that it was more likely than not that our net U.S. (federal, state and local) and foreign deferred tax assets would be realized. This assessment was based on the following:

- Approximately $140 million of our net U.S. deferred tax assets were expected to have been realized through net operating loss carryback claims to be filed over the next three to five years, which would have generated cash refunds during such period.
- We expected the remaining net U.S. and foreign deferred tax assets to be realized from future earnings.
- In the event future earnings were insufficient, approximately $500 million of our net U.S. deferred tax assets were expected to have been realized through a tax-planning strategy involving the sale of a non-strategic appreciated asset.

The 2004 assessment produced the following conclusions:

- Due to delays in finalizing the Pittsburgh Corning Corporation settlement, we no longer believe that it is more likely than not that we will realize a portion of our net U.S. deferred tax assets through net operating loss carryback claims.
- We have incurred significant losses in the U.S. and Germany due primarily to the Telecommunications restructuring and impairment charges and operating losses over the last four years. Although Corning's business environment has improved, a growing portion of our sales and earnings are outside of the U.S., particularly in Asia. The U.S. portion of our operations operated at a loss in 2004. This portion not only includes most of our Telecommunications segment, but also a significant portion of our global research,

6. Income Taxes (concluded)

development and engineering and corporate infrastructure spending. As we have taken additional significant impairment charges and lowered the outlook for our largest U.S. based business during 2004, we believe that a valuation allowance against these tax assets is required until realization is more assured. The valuation allowance is primarily attributable to the uncertainty regarding the realization of specific U.S. and foreign deductible temporary differences, U.S. net operating losses and tax credit carryforwards that expire through 2024, and foreign net operating losses, primarily in Germany, which allows for an indefinite carryforward period. Refer to Notes 3 (Restructuring, Impairment and Other Charges and (Credits)) and 9 (Goodwill and Other Intangible Assets) for additional information.

Based on our 2004 assessment of realizability, we increased our valuation allowance by $1.2 billion in 2004 to reduce our net deferred tax assets to approximately $532 million, which are primarily U.S. net deferred tax assets. This amount is comprised of $937 million recorded in the third quarter to establish a valuation allowance against deferred tax assets recorded prior to July 1, 2004 and $279 million recorded in the third and fourth quarters, the majority of which relates to deferred tax assets recorded in connection with third quarter fixed asset impairment charges. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) for additional information on these charges. We continue to believe that it is more likely than not that we could realize these net U.S. deferred tax assets through a tax-planning strategy involving the sale of a non-strategic appreciated asset.

We expect to maintain a valuation allowance on future tax benefits until an appropriate level of profitability, primarily in the U.S. and Germany, is sustained or we are able to develop tax planning strategies that enable us to conclude that it is more likely than not that a larger portion of our deferred tax assets would be realizable, or if the Pittsburgh Corning Corporation settlement is finalized earlier than we anticipate. Until then, our tax provision will include only the net tax expense attributable to certain foreign operations.

Corning expects to take a worthless stock deduction in its 2004 U.S. Federal consolidated tax return for the loss on its investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. The tax benefit of the deduction, before consideration of any valuation allowance, is approximately $1.54 billion. We have not recorded a deferred tax asset for this item as the ultimate realization of such deduction is uncertain, and consistent with the requirements of SFAS No. 5, "Accounting for Contingencies," recognition of an asset prior to the time management determines the realization of the asset to be probable is prohibited.

In 2001, tax legislation was enacted in the U.S. that temporarily extended the net operating loss carryback period from two to five years. Due to this legislative change, we were able to carryback the 2002 U.S. federal net operating loss and claim a refund that would not have otherwise been available. Corning received a $191 million refund in the first quarter of 2003.

7. Investments

Investments comprise the following (in millions):

	Ownership Interest	December 31, 2004	December 31, 2003
Associated companies at equity			
Samsung Corning Precision Glass Co., Ltd.	50%	**$ 572**	$ 299
Samsung Corning Co., Ltd.	50%	**365**	320
Dow Corning Corporation	50%	**324**	185
All other	25%-51%(1)	**162**	174
		1,423	978
Other investments(2)		**61**	67
Total		**$1,484**	$1,045

(1) Amounts reflect Corning's direct ownership interests in the respective associated companies. Corning does not control any of such entities.

(2) Amounts reflect $53 million and $14 million at December 31, 2004 and 2003, respectively, of available-for-sale securities stated at market value.

7. Investments (continued)

Associated Companies at Equity

The financial position and results of operations of these investments follow (in millions):

	For the years ended December 31,		
	2004	2003	2002
Statement of Operations:			
Net sales	**$6,146**	$4,971	$4,456
Gross profit	**$2,341**	$1,649	$1,375
Net income	**$1,036**	$ 505	$ 376
Corning's equity in earnings of affiliated companies(1)(2)(3)	**$ 443**	$ 209	$ 116

	December 31,	
	2004	2003
Balance Sheet:		
Current assets	**$2,779**	$3,591
Noncurrent assets	**$5,426**	$4,998
Short-term borrowings, including current portion of long-term debt	**$ 75**	$ 142
Other current liabilities	**$1,442**	$1,695
Long-term debt	**$ 252**	$ 219
Other long-term liabilities	**$2,777**	$ 285
Liabilities subject to compromise(1)		$3,615
Minority interest	**$ 245**	$ 207

	For the years ended December 31,		
	2004	2003	2002
Dividends received from affiliated companies	**$ 140**	$ 112	$ 83
Royalty income from affiliated companies	**$ 47**	$ 25	$ 21

(1) Corning recognized equity earnings in Dow Corning Corporation in 2004 and 2003. See Dow Corning Corporation discussion below.
(2) Equity in earnings shown above and in the consolidated statements of operations are net of amounts recorded for income tax.
(3) *Amounts include the following restructuring and impairment charges:*

- $35 million, $7 million and $34 million of charges to impair equity method investments in the Telecommunications segment to their estimated fair value in 2004, 2003 and 2002, respectively.
- In 2004, Dow Corning Corporation recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2003, Samsung Corning Co., Ltd. recorded asset impairment charges. Our equity earnings included $66 million related to these charges.
- In 2002, Samsung Corning Micro-Optics Company Ltd. recorded restructuring and impairment charges. Our equity earnings included $20 million related to these charges.

At December 31, 2004, approximately $1.2 billion of equity in undistributed earnings of equity companies was included in our accumulated deficit.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements. Except for Samsung Corning Precision Glass Co., Ltd., as noted below, transactions with and balances due to and from these related companies are not material to the consolidated financial statements taken as a whole.

A discussion and summarized results of Corning's significant investees at December 31, 2004 follows:

7. Investments (continued)

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)

Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2004	2003	2002
Statement of Operations:			
Net sales	**$1,097**	$ 590	$ 335
Gross profit	**$ 820**	$ 424	$ 217
Net income	**$ 561**	$ 295	$ 162
Corning's equity in earnings of Samsung Corning Precision	**$ 277**	$ 144	$ 80
Related Party Transactions:			
Corning sales to Samsung Corning Precision(1)	**$ 96**	$ 68	$ 39
Corning purchases from Samsung Corning Precision	**$ 76**	$ 26	$ 10

	December 31,	
	2004	2003
Balance Sheet:		
Current assets	**$ 200**	$ 162
Noncurrent assets	**$1,506**	$ 720
Short-term borrowings, including current portion of long-term debt	**$ 54**	$ 38
Other current liabilities	**$ 368**	$ 204
Long-term debt	**$ 97**	$ 24
Other long-term liabilities	**$ 45**	$ 17

	For the years ended December 31,		
	2004	2003	2002
Dividends received from Samsung Corning Precision	**$ 71**	$ 33	$ 23
Royalty income from Samsung Corning Precision	**$ 42**	$ 22	$ 12

(1) For 2004, includes $6 million for inventory and $90 million for machinery and equipment.

Balances due to and from Samsung Corning Precision were immaterial at December 31, 2004 and 2003.

7. Investments (continued)

Samsung Corning Co., Ltd. (Samsung Corning)

Samsung Corning is a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors. In 2003, Samsung Corning recorded a significant asset impairment charge, our portion of which was $66 million after tax. It is possible that future equity results may include operating losses or significant restructuring or fixed asset impairment charges recorded by Samsung Corning. Samsung Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2004	2003	2002
Statement of Operations:			
Net sales	**$1,019**	$ 895	$ 854
Gross profit	**$ 245**	$ 199	$ 225
Net income (loss)	**$ 94**	$ (74)	$ 99
Corning's equity in earnings (losses) of Samsung Corning	**$ 32**	$ (39)	$ 44

	December 31,	
	2004	2003
Balance Sheet:		
Current assets	**$ 425**	$ 467
Noncurrent assets	**$ 652**	$ 572
Short-term borrowings, including current portion of long-term debt		$ 72
Other current liabilities	**$ 163**	$ 116
Long-term debt	**$ 47**	$ 87
Other long-term liabilities	**$ 56**	$ 68
Minority interest	**$ 73**	$ 55

	For the years ended December 31,		
	2004	2003	2002
Dividends received from Samsung Corning	**$ 18**	$ 29	$ 17

7. Investments (continued)

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S. based manufacturer of silicone products. In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information for a history of this matter. With the exception of the possibility of future bankruptcy related charges, Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $249 million.

Corning received no dividends from Dow Corning in 2004 or 2003.

Dow Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2004	2003	2002
Statement of Operations:			
Net sales	**$3,373**	$2,873	$2,610
Gross profit	**$1,036**	$ 820	$ 727
Net income	**$ 238**	$ 177	$ 59
Corning's equity in earnings of Dow Corning	**$ 116**	$ 82	
	December 31,		
	2004	2003	
Balance Sheet:			
Current assets	**$1,828**	$2,619	
Noncurrent assets	**$2,988**	$3,420	
Short-term borrowings, including current portion of long-term debt	**$ 14**	$ 17	
Other current liabilities	**$ 764**	$1,178	
Long-term debt	**$ 60**	$ 52	
Other long-term liabilities	**$2,660**	$ 182	
Liabilities subject to compromise(1)		$3,615	
Minority interest	**$ 172**	$ 152	

(1) Dow Corning's 2003 financial statements were prepared in conformity with the American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the filing date (May 15, 1995) and identification of all transactions and events that are directly associated with the reorganization.

7. Investments (continued)

Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning, which was in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code between May 1995 and May 2004. Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits each of which typically sought damages in excess of $1 million. On November 8, 1998, Dow Corning and the Tort Claimants Committee jointly filed a revised Plan of Reorganization (Joint Plan) which provided for the settlement or other resolution of implant claims. After review and approvals by the Bankruptcy Court and the U.S. District Court of the Eastern District of Michigan, and an appeal, the District Court on April 2, 2004 entered an order establishing June 1, 2004 as the effective date of the Joint Plan.

Under the terms of the Joint Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Of the approximately $3.2 billion of required funding, Dow Corning has paid approximately $1.6 billion (inclusive of insurance) and expects to pay up to an additional $1.6 billion ($710 million after-tax) over 16 years. Corning and Dow Chemical have each agreed to provide a credit facility to Dow Corning of up to $150 million ($300 million in the aggregate), subject to the terms and conditions stated in the Joint Plan. As required by the Joint Plan, Dow Corning has fully satisfied (or reserved for) the claims of its commercial creditors in accordance with a March 31, 2004 ruling of the District Court determining the amount of pendency interest allowed on the $810 million in principal owing on such claims. In the second quarter of 2004, Dow Corning recorded a $47 million adjustment to its interest liabilities relating to this matter, of which Corning recognized $14 million in its second quarter equity in earnings of associated companies, net of impairments. Certain commercial creditors have appealed that ruling to the U.S. Court of Appeals of the Sixth Circuit seeking from Dow Corning an additional sum of approximately $80 million for interest at default rates and enforcement costs. Corning believes the risk of loss to Dow Corning (net of sums reserved) is remote.

In addition, Dow Corning has received a statutory notice of deficiency from the United States Internal Revenue Service asserting tax deficiencies totaling approximately $65 million relating to its federal income tax returns for the 1995 and 1996 calendar years. This matter is pending before the U.S. District Court in Michigan. Dow Corning has also received a proposed adjustment from the IRS (approximately $117 million) with respect to its federal income tax returns for the 1997, 1998 and 1999 calendar years. Dow Corning is vigorously contesting these deficiencies and proposed adjustments which it believes are excessive.

The Joint Plan includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Joint Plan. Although claims against the shareholders were included in several thousand state and federal lawsuits filed pre-bankruptcy, alleging injuries arising from Dow Corning's implant products, Corning was awarded summary judgment in federal court and in several state jurisdictions. The remaining claims against Corning will be channeled by the Joint Plan into facilities established by the Joint Plan. Management believes that the likelihood of a materially adverse impact to Corning's financial statements arising from these remaining shareholder claims is remote.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the common stock of PCC. Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,300 other cases (approximately 42,800 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

7. Investments (concluded)

In the bankruptcy court, PCC in April 2000 obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time (the Injunction Period) in which to negotiate a plan of reorganization for PCC (PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had also reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that will be incorporated into the PCC Plan. This settlement is subject to a number of contingencies, including approval by the bankruptcy court. Corning's settlement will require the contribution, when the Plan becomes effective, of its equity interest in PCC, its one-half equity interest in Pittsburgh Corning Europe N.V. (PCE), and 25 million shares of Corning common stock. The common stock will be marked-to-market each quarter until it is contributed to the settlement trust. Corning also will be making cash payments of $144 million (net present value as of December 31, 2004) in six installments beginning one year after the Plan is effective. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights to proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

The following summarizes the charges we have recorded for the asbestos settlement (in millions):

	For the years ended December 31,	
	2004	2003
Initial settlement charge		$298
Mark-to-market common stock	**$33**	115
Asbestos settlement	**$33**	$413

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the Plan were held in the Bankruptcy Court in May 2004. The parties filed post-hearing briefs and made final oral arguments to the Bankruptcy Court in November 2004. The Bankruptcy Court has allowed an additional round of briefing to address current case law developments, with briefs due on February 28, 2005 and March 10, 2005, leading to a hearing on March 16, 2005. The timing and outcome are uncertain. If the Bankruptcy Court does not confirm the PCC Plan in its current form, changes to the settlement agreement are reasonably possible. Further judicial review is also reasonably possible. Although the confirmation of the PCC Plan is subject to a number of contingencies, apart from the quarterly adjustment in the value of 25 million shares of Corning common stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

8. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31, 2004	December 31, 2003
Land	**$ 76**	$ 80
Buildings	**1,943**	1,874
Equipment	**4,569**	4,357
Construction in progress	**885**	724
	7,473	7,035
Accumulated depreciation	**(3,532)**	(3,415)
Total	**$ 3,941**	$ 3,620

Approximately $22 million, $9 million and $13 million of interest costs were capitalized as part of property, net in 2004, 2003 and 2002, respectively.

9. Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill for the year ended December 31 by segment follows (in millions):

	Telecom-munications	**Display Technologies**	**Other [(1)]**	**Total**
Balance at January 1, 2003	$ 1,556	$9	$150	$ 1,715
Divestitures	(21)			(21)
Foreign currency translation & other	41			41
Balance at December 31, 2003	$ 1,576	$9	$150	$ 1,735
Impairment	**(1,420)**			**(1,420)**
Divestitures	**(30)**			**(30)**
Foreign currency translation & other	**(3)**			**(3)**
Balance at December 31, 2004	**$ 123**	**$9**	**$150**	**$ 282**

(1) This balance relates to our Specialty Materials operating segment.

2004 Assessment

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process that runs from June to October. This process includes reviewing expectations for the long-term growth of our businesses and forecasting future cash flows. In the third quarter, we identified certain factors during this annual strategic planning process that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that it was more likely than not that the fair value of the Telecommunications segment reporting unit was less than its carrying value. As such, we performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004, the results of which were reviewed with Corning's board of directors on October 6, 2004.

9. Goodwill and Other Intangible Assets (continued)

Although we are currently experiencing stronger than expected volume in this segment, the improved demand comes from a narrow band of customers, and we see few signs of a broader recovery in overall demand, mix of premium products, and pricing for our products. The lack of industry consolidations, increased competitive pressures in the industry, and revised estimates of future customer demand for the types of products they will deploy have caused us to change our assessment of the future pace of recovery. The primary estimates and forecasts driving this change in our outlook and reducing the fair value of the Telecommunications segment from that measured in 2003 follow:

- *Revised estimates of future pricing for fiber and cable:* Pricing in the telecommunications industry remains depressed as the industry has failed to reduce capacity. Our previous projections assumed some rationalization of capacity that would lead to more stable pricing. We now expect the current depressed pricing conditions to persist into 2005 and beyond.
- *Revised estimates of demand for premium fiber product:* Based on competitive conditions and projected future customer requirements, we do not expect to achieve the level of demand for premium fiber products we previously projected. Although we have introduced innovative products to the market, we have not been able to obtain the historical premium prices for such products. Additionally, demand for premium fiber has declined as there are fewer projects demanding premium fiber. As a result, we have significantly reduced our outlook for future revenue and profitability from premium products. We now do not expect any significant increase in premium fiber mix for the foreseeable future.
- *Revised estimates for the long-term worldwide market volume growth:* As we forecast customer demand, we have lowered the rate of volume growth in the longer range.

We estimated the fair value of the Telecommunications segment using a discounted cash flow model based on our current estimates for the long-term growth of the Telecommunications segment, and concluded that the fair value of the Telecommunications segment was below its carrying amount. Accordingly, we recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its implied fair value. The goodwill impairment charge has been included in restructuring, impairment and other charges and (credits) on the consolidated statements of operations. We updated our Telecommunications segment goodwill test in the fourth quarter. The result of the test concluded that the fair value of the reporting unit exceeded its book value.

We performed a goodwill impairment test for our Specialty Materials reporting unit in the fourth quarter. The result of this impairment test indicated that the fair value of our reporting unit exceeded its book value.

As discussed in Note 3 (Restructuring, Impairment and Other Charges and (Credits)), in the third quarter of 2004, we completed the sale of our frequency controls business, which was part of the Telecommunications segment. As required by SFAS No. 142, "Goodwill and Other Intangible Assets," we allocated a portion of the Telecommunications segment goodwill balance to the carrying amount of the frequency controls business in determining the loss on disposal. The amount of goodwill to be included in that carrying amount was based on the relative fair value of the business to be disposed and the portion of the Telecommunications segment to be retained. The amount of goodwill allocated to the carrying value of frequency controls business was $30 million.

2003 Assessment

We performed goodwill impairment tests for our Telecommunications and Specialty Materials segment reporting units in the fourth quarter of 2003. The results of our impairment tests indicated that the fair value of each reporting unit exceeded its book value.

In the third quarter we completed the sale of certain photonic technologies assets, which was part of the Telecommunications segment. We allocated a portion of the Telecommunications segment goodwill balance to the carrying amount of the photonic technologies assets in determining the loss on disposal. The amount of goodwill allocated to the photonic technologies assets was $21 million.

9. Goodwill and Other Intangible Assets (concluded)

Other Intangible Assets

The carrying amount of other intangible assets follows (in millions):

	December 31,					
	2004			2003		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	**$148**	**$ 79**	**$ 69**	$145	$ 57	$ 88
Non-competition agreements	**118**	**116**	**2**	113	89	24
Other	**4**	**1**	**3**	4	1	3
Total amortized intangible assets	**270**	**196**	**74**	262	147	115
Unamortized intangible assets:						
Intangible pension assets	**42**		**42**	51		51
Total	**$312**	**$196**	**$116**	$313	$147	$166

Amortized intangible assets are primarily related to the Telecommunications segment.

Amortization expense related to these intangible assets is expected to be approximately $17 million in 2005, $13 million in 2006, $12 million in 2007, $11 million in 2008, and insignificant thereafter.

10. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2004	2003
Current liabilities:		
Wages and employee benefits	**$ 291**	$ 238
Asbestos settlement	**315**	282
Income taxes	**153**	88
Other current liabilities	**417**	466
Other accrued liabilities	**$1,176**	$1,074
Non-current liabilities:		
Asbestos settlement	**$ 144**	$ 136
Customer deposits	**197**	
Other non-current liabilities	**374**	276
Other liabilities	**$ 715**	$ 412

Asbestos Settlement

The current liability represents the cost of our investment in PCE and the fair value of the 25 million shares of Corning common stock as of December 31, 2004, which will be contributed to the Plan when it becomes effective. As the timing of this obligation's settlement is controlled by a third party (not Corning), this portion of the PCC liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability, even though it is possible that the contribution could be made in 2006 or later. The non-current liability represents the net present value of cash payments as of December 31, 2004, which will be contributed to the Plan in six installments beginning one year after the Plan is effective. Refer to Note 7 (Investments) for additional information on the asbestos settlement.

Customer Deposits

During 2004, in response to the rapid growth of the liquid crystal display (LCD) market, Corning held discussions with several of its customers to discuss how to meet this demand. Corning and these customers have typically entered into multi-year supply agreements for the purchase and sale of glass substrates. These agreements provide for Corning to supply a percentage of the customers' requirements and include mechanisms for forecasting and ordering. As part of its discussions, Corning has sought improved payment terms, including deposits against orders, to provide a greater degree of assurance that we are effectively building capacity to meet the needs of a rapidly growing industry.

In 2004, Corning and a Taiwanese customer entered into a long-term purchase and supply agreement (as amended) in which the Display Technologies segment will supply LCD glass to the customer over a five-year period. As part of the agreement, the customer will make advance cash deposits of $460 million to Corning through 2006 for a portion of the contracted glass to be purchased. Corning received a total of $204 million of deposits against orders in 2004 and expects to receive an additional $171 million in 2005.

In the event the customer does not make all customer deposit installment payments or elects not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreement, Corning may retain certain amounts of the customer deposit. Likewise, if Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreement, Corning may be required to return certain amounts of the customer deposit.

11. Debt

(In millions):

	December 31,	
	2004	2003
Short-term borrowings, including current portion of long-term debt		
Short-term borrowings		$ 26
Current portion of long-term debt	**$ 478**	120
Total	**$ 478**	$ 146
Long-term debt		
Euro notes, 5.625%, due 2005	**$ 189**	$ 173
Debentures, 7%, due 2007, net of unamortized discount of $15 million in 2004 and $20 million in 2003	**85**	80
Convertible notes, 4.875%, due 2008	**96**	96
Convertible debentures, 3.50%, due 2008	**297**	665
Notes, 6.3%, due 2009	**150**	150
Euro notes, 6.25%, due 2010	**408**	374
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	
Zero coupon convertible debentures, 2%, due 2015, redeemable and callable in 2005	**272**	385
Debentures, 6.20%, due 2016	**200**	
Debentures, 8.875%, due 2016	**81**	82
Debentures, 8.875%, due 2021	**82**	83
Debentures, 7.625%, due 2024	**1**	100
Medium-term notes, average rate 8.1%, due through 2025	**175**	178
Debentures, 6.85%, due 2029	**150**	150
Other, average rate 3.4%, due through 2015	**206**	172
Total long-term debt	**2,692**	2,788
Less current portion of long-term debt	**478**	120
Long-term debt	**$2,214**	$2,668

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $2.8 billion at December 31, 2004.

The following table shows debt maturities by year at December 31, 2004 (in millions):

2005	2006	2007	2008	2009	Thereafter
$478	$16	$104	$411	$166	$1,517

11. Debt (continued)

We have convertible debt of $297 million due November 1, 2008 that is convertible into approximately 31 million shares of common stock at an effective conversion price of $9.675 per share. The debentures are available for conversion into 103.3592 shares of Corning common stock for each $1,000 debenture. The debentures are issued at par and pay interest of 3.5% semi-annually on May 1 and November 1 of each year. Effective November 8, 2004, we may call the debentures at any time, at specified redemption prices. The holder can convert the debenture into Corning common stock at any time prior to maturity or redemption.

We have $272 million of zero coupon convertible debentures outstanding. The initial price of the debentures was $741.92 with a 2% annual yield. Interest is compounded semi-annually with a 25% conversion factor. The debentures mature on November 8, 2015, and are convertible into approximately 3 million shares of Corning common stock at the rate of 8.3304 shares per $1,000 debenture. We may call the debentures at any time on or after November 8, 2005. The debentures may be put to us for $819.54 on November 8, 2005 and $905.29 on November 8, 2010. We have the option of settling this obligation in cash, common stock, or a combination of both. The holder can convert the debenture into Corning common stock at any time prior to maturity or redemption. The zero coupon convertible debentures are presented in the above table as due in 2005 which is the earliest possible redemption date.

We also have $96 million of convertible subordinated notes bearing interest at 4.875%, due in 2008. The notes are convertible into 6 million shares of Corning common stock at a conversion price of approximately $16 per share.

We have full access to a $2.0 billion revolving line of credit with a syndicate of banks. The line of credit expires in August 2005. There were no borrowings under the agreement at December 31, 2004. The revolving credit agreement provides for borrowing of U.S. dollars and Euro currency at various rates and supports our commercial paper program when available. The facility includes a covenant requiring us to maintain a total debt to total capital ratio, as defined, not greater than 60%. At December 31, 2004, this ratio was 41%.

Debt Retirements

During the years ended December 31, 2004, 2003 and 2002, we retired a significant portion of our outstanding debentures as part of a debt reduction program. The debt was retired through a combination of cash repurchases and exchanges for Corning common stock. The following table summarizes the activities related to our debt retirements (in millions):

	Book Value of Debentures Retired	Cash Paid	Shares Issued	Gain (Loss)
2004 activity:				
Convertible debentures, 3.5%, due 2008	**$ 368**	**$ 37**	**38**	**$ (36)**
Zero coupon convertible debentures, 2%, due 2015	**119**	**117**		
Total 2004 activity	**$ 487**	**$ 154**	**38**	**$ (36)**
2003 activity:				
Zero coupon convertible debentures, 2%, due 2015	$1,239	$1,121	6	$ 20
Euro notes, 5.625%, due 2005	67	68		(1)
Total 2003 activity	$1,306	$1,189	6	$ 19
2002 activity:				
Zero coupon convertible debentures, 2%, due 2015	$ 493	$ 308		$175
Euro notes, 5.625%, due 2005	1	1		1
Total 2002 activity	$ 494	$ 309		$176

In addition to the above repurchases, during 2004 we repaid approximately $99 million of our 7.625% debentures as a result of certain bond holders exercising their early repayment option. The remaining balance of the bonds that were not repaid will mature in 2024.

11. Debt (concluded)

Issuance of Long-Term Debt

In the first quarter of 2004, we issued $400 million of debentures, of which $200 million aggregate principal amount of 5.90% notes mature on March 15, 2014 and $200 million aggregate principal amount of 6.20% notes mature on March 15, 2016. These debentures were issued under our existing $5 billion universal shelf registration statement, which became effective in March 2001. We realized net proceeds of approximately $396 million from the issuance of these debentures, which was used to fund debt repurchases, capital expenditures and cost of operations. At December 31, 2004, our remaining capacity under the shelf registration is approximately $2.5 billion.

In 2004, Corning entered into a 10-year loan agreement with a Japanese bank to fund certain capital expansion activities in Japan. An initial loan of approximately $46 million, bearing interest at 2.6%, was received in 2004. A final loan of approximately $48 million, bearing interest at 2.1%, was received in January 2005. The loans will amortize equally from July 2006 through maturity.

12. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements determined jointly by us and our consulting actuaries to achieve the company's long-term funding targets. In 2004, we made a voluntary incremental contribution of $52 million to our domestic and international pension plans.

We use a December 31 measurement date for our domestic defined benefit plans. The measurement dates for our foreign defined benefit pension plans are September 30 and December 31.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. All salaried and non-union hourly employees hired before July 1, 2000 were given the choice of staying in the existing plan or participating in the cash balance plan beginning January 1, 2001. Salaried employees hired after July 1, 2000 automatically became participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service.

Corning and certain of its domestic subsidiaries also offer postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. In response to rising health care costs, effective January 1, 2003, we changed our cost-sharing approach for retiree medical coverage. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we are placing a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap will equal 150% of our 2001 contributions toward retiree medical benefits. Once our contributions toward retiree medical costs reach this cap, impacted retirees will have to pay the excess amount, in addition to their regular contributions for coverage.

12. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

	Pension Benefits		Postretirement Benefits	
December 31,	**2004**	2003	**2004**	2003
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$2,095**	$1,890	**$ 829**	$ 718
Service cost	**42**	33	**8**	9
Interest cost	**132**	126	**46**	48
Plan participants' contributions	**2**	2	**4**	4
Amendments		(1)		(17)
Curtailment gain	**(4)**	(9)		(12)
Special termination benefits	**1**	15		10
Actuarial losses (gains)	**228**	168	**(49)**	124
Benefits paid	**(155)**	(158)	**(71)**	(55)
Foreign currency translation	**24**	29		
Benefit obligation at end of year	**2,365**	2,095	**767**	829
Change in Plan Assets				
Fair value of plan assets at beginning of year	**1,839**	1,517		
Actual gain on plan assets	**225**	292		
Employer contributions	**52**	170		
Plan participants' contributions	**2**	2		
Benefits paid	**(155)**	(158)		
Foreign currency translation	**15**	16		
Fair value of plan assets at end of year	**1,978**	1,839		
Unfunded status	**(387)**	(256)	**(767)**	(829)
Unrecognized transition asset	**(1)**	(1)		
Unrecognized prior service cost (credit)	**44**	53	**(72)**	(78)
Unrecognized actuarial loss	**537**	409	**176**	235
Recognized asset (liability)	**$ 193**	$ 205	**$(663)**	$(672)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	**$ 287**	$ 338		
Accrued benefit liability	**(94)**	(133)	**$(663)**	$(672)
Additional minimum liability	**(417)**	(310)		
Intangible asset	**42**	51		
Accumulated other comprehensive loss	**375**	259		
Recognized asset (liability)	**$ 193**	$ 205	**$(663)**	$(672)

The accumulated benefit obligation for defined benefit pension plans was $2.3 billion and $2.0 billion at December 31, 2004 and 2003, respectively.

The following information is for pension plans where the projected benefit obligation as of December 31, 2004 and 2003 exceeded the fair value of plan assets as follows (in millions):

	December 31,	
	2004	2003
Projected benefit obligation	**$2,365**	$2,060
Fair value of plan assets	**1,978**	1,794

12. Employee Retirement Plans (continued)

The following information is for pension plans where the accumulated benefit obligation as of December 31, 2004 and 2003 exceeded the fair value of plan assets as follows (in millions):

	December 31,	
	2004	2003
Accumulated benefit obligation	**$2,076**	$1,808
Fair value of plan assets	**1,798**	1,641

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension Benefits			Postretirement Benefits		
Years ended December 31,	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 42**	$ 33	$ 37	**$ 8**	$ 9	$ 11
Interest cost	**132**	126	125	**46**	48	52
Expected return on plan assets	**(147)**	(146)	(159)			
Amortization of net loss	**21**	9	2	**7**	5	2
Amortization of prior service cost (credit)	**9**	9	11	**(6)**	(6)	(1)
Net periodic benefit expense	**57**	31	16	**55**	56	64
Discontinued operation			9			(7)
Curtailment loss (gain)	**(1)**	9	10		(5)	(2)
Special termination benefits	**1**	15	21		10	11
Total expense	**$ 57**	$ 55	$ 56	**$ 55**	$ 61	$ 66

Additional information on our pension plan follows (in millions):

	Pension Benefits	
	2004	2003
(Decrease) increase in minimum liability included in other comprehensive income (loss), after tax	**$126**[1]	$(26)[2]

(1) Includes $12 million after-tax increase in minimum liability included in other comprehensive income related to an investment accounted for under the equity method.

(2) Includes $12 million after-tax decrease in minimum liability included in other comprehensive income related to an investment accounted for under the equity method.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension Benefits						**Postretirement Benefits**		
	Domestic			**International**			**Domestic**		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Discount rate	**5.75%**	6.25%	6.75%	**5.21%**	5.29%	5.74%	**5.75%**	6.25%	6.75%
Rate of compensation increase	**4.50%**	4.50%	4.50%	**3.58%**	3.34%	3.78%	**4.50%**	4.50%	4.50%

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension Benefits						**Postretirement Benefits**		
	Domestic			**International**			**Domestic**		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Discount rate	**6.25%**	6.75%	7.25%	**5.33%**	5.79%	6.07%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.50%**	8.50%	9.00%	**7.41%**	7.95%	8.63%			
Rate of compensation increase	**4.50%**	4.50%	4.50%	**3.42%**	3.89%	4.10%	**4.50%**	4.50%	4.50%

12. Employee Retirement Plans (continued)

The expected rate of return on assets was based on the current interest rate environment and historical market premiums of equity and other asset classes relative to fixed income rates.

Assumed Health Care Trend Rates at December 31	2004	2003
Health care cost trend rate assumed for next year	**9%**	10%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2009**	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 4.8	$ (3.8)
Effect on postretirement benefit obligation	$54.2	$(44.3)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP No. 106-1), which provides guidance on how companies should account for the impact of the Act on its postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to the Medicare benefit. Corning has determined that its postretirement health care plans' prescription drug benefits are actuarially equivalent to Medicare Part D benefits to be provided under the Act. Effective in the third quarter of 2004, Corning prospectively adopted the accounting guidance of FSP No. 106-2, which reduced our postretirement health care and life insurance plans' accumulated postretirement benefit obligation by $73 million and the related annual expense by $10 million. For 2004, our postretirement benefit expense decreased $5 million reflecting the adoption of this accounting guidance.

Plan Assets

The weighted-average asset allocation for domestic and international pension plans at December 31, 2004 and December 31, 2003 by asset category follows:

	Plan Assets At December 31,	
	2004	2003
Equity Securities	**50%**	50%
Fixed Income Securities	**35%**	36%
Real Estate	**7%**	7%
Other	**8%**	7%
Total	**100%**	100%

The total fair value of domestic plan assets at December 31, 2004 is $1,791 million and the expected long-term rate of return on these assets is 8.5%.

We have an investment policy for domestic and international pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. For domestic plans, the investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that for domestic plans is 60% Russell 3000 Index, 20% Lehman Long Government/Credit Index and 20% Lehman Long Credit Index. For international plans, the investment strategy is to invest in a composite of 50% equities and 50% fixed income indexes. The strategy includes the following target asset allocation:

	Domestic	International
Equity Securities	50%	48%
Fixed Income Securities	32%	50%
Real Estate	8%	
Other	10%	2%
Total	100%	100%

12. Employee Retirement Plans (concluded)

A tactical allocation mandate, which is part of the overall investment strategy, allows the actual allocation in equity securities to be reduced by maximum of 10% relative to the total based on market valuations.

Equity securities include Corning common stock in the amount of $7 million (0.4% of total plan assets) and $6 million (0.3% of total plan assets) at December 31, 2004 and 2003, respectively.

Cash Flow Data
We anticipate making voluntary contributions of at least $100 million in cash or common stock to our domestic and international pension plans in 2005.

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected Benefit Payments		Expected Federal Subsidy Payments
	Pension Benefits	Postretirement Benefits	Post Retirement Benefits
2005	$152	$ 71	
2006	$149	$ 74	$ 7
2007	$150	$ 77	$ 7
2008	$150	$ 79	$ 7
2009	$154	$ 81	$ 8
Years 2010-2014	$785	$416	$43

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. On January 1, 2003, we reduced our matching contributions to the domestic Corning Incorporated Investment Plan by 2.5% of pay for all salaried employees. This reduction was temporary, and we increased our contributions to prior levels on January 1, 2004. Total consolidated defined contribution plan expense was $28 million, $24 million and $44 million for the years ended December 31, 2004, 2003 and 2002, respectively.

13. Commitments, Contingencies, Guarantees and Hedging Activities

Commitments, Contingencies and Guarantees

FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Minimum rental commitments under leases outstanding at December 31, 2004 follow (in millions):

2005	2006	2007	2008	2009	2010 and thereafter
$40	$32	$37	$39	$17	$58

Total rental expense was $54 million for 2004, $66 million for 2003 and $85 million for 2002.

The ability of certain subsidiaries and associated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2004, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $217 million. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs. In addition, we have provided other financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds. We have agreed to provide a credit facility related to Dow Corning as discussed in Note 7 (Investments). The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw materials take or pay contracts in our Telecommunications segment. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

2004 Financials

13. Commitments, Contingencies, Guarantees and Hedging Activities (continued)

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$104	$26	$ 2	$1	$ 1	$ 74
Credit facilities for equity companies	167				17	150
Stand-by letters of credit	18	8				10
Loan guarantees	12	1				11
Purchase obligations	67	49	16			2
Total other commercial commitments and contingencies	**$368**	**$84**	**$18**	**$1**	**$18**	**$247**

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Corning's consolidated financial position, liquidity or results of operations.

Hedging Activities

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates, at December 31, 2004 (in millions):

	Notional Amount	Fair Value
Foreign exchange forward contracts	$304	$ (3)
Foreign exchange option contracts	$660	$(18)

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to place collateral for these financial instruments.

In March and April of 2002, we entered into three interest rate swaps that are fair value hedges and economically exchanged a notional amount of $275 million of fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we paid the counterparty a floating rate that is indexed to the six-month LIBOR rate and received the fixed rates of 8.3% to 8.875%, which are the stated interest rates on the long-term debt instruments. As a result of these transactions, Corning was exposed to the impact of interest rate changes.

13. Commitments, Contingencies, Guarantees and Hedging Activities (concluded)

In 2004 and 2003, we terminated the interest rate swap agreements described above. The termination of these swaps resulted in gains of $5 million in 2004 and $15 million in 2003 which we will amortize to earnings as a reduction of interest expense over the remaining life of the debt. The cash proceeds from the termination of the swaps totaled $8 million in 2004 and $17 million in 2003 and are included in the financing section of our consolidated statements of cash flows.

It is our policy to conservatively manage our exposure to changes in interest rates. Our policy sets a maximum cap that total variable rate debt will not exceed 35% of the total debt portfolio at anytime. At December 31, 2004, our consolidated debt portfolio contained less than 1% of variable rate instruments.

14. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2002 to December 31, 2004 (in millions):

	Series C Preferred Stock		Common Stock		Treasury Stock	
	Shares	Par Value	Shares	Par Value	Shares	Cost
Balance at January 1, 2002			1,023	$512	(79)	$(827)
Shares issued in acquisitions			31	15		
Issuance of preferred stock	6	$575				
Conversion of preferred stock	(4)	(420)	213	107		
Shares issued to benefit plans					14	148
Purchase of common stock for treasury					(5)	(23)
Balance at December 31, 2002	2	$155	1,267	$634	(70)	$(702)
Shares issued in equity offerings			95	47		
Conversion of preferred stock	(1)	(70)	35	18		
Shares issued to benefit plans					6	65
Shares issued in debt retirement					6	65
Other			4	2		(2)
Balance at December 31, 2003	1	$ 85	1,401	$701	(58)	$(574)
Conversion of preferred stock		(21)	11	5		
Shares issued to benefit plans					4	36
Shares issued in debt retirement					38	379
Other			12	6		(3)
Balance at December 31, 2004	**1**	**$ 64**	**1,424**	**$712**	**(16)**	**$(162)**

Preferred Stock

We have designated 2.4 million shares as Series A Junior Participating Preferred Stock for which no shares have been issued. In June 1996, the Board of Directors approved the renewal of the Preferred Share Purchase Right Plan, which entitles shareholders to purchase 0.01 of a share of Series A Junior Participating Preferred Stock upon the occurrence of certain events. In addition, the rights entitle shareholders to purchase shares of common stock at a 50% discount in the event a person or group acquires 20% or more of our outstanding common stock. The preferred share purchase rights became effective July 15, 1996 and expire July 15, 2006.

The Series C mandatory convertible preferred stock has an annual dividend rate of 7%, payable quarterly in cash. The dividends are also payable immediately upon conversion to Corning common stock. At the time we issued the Series C mandatory convertible preferred stock, a one-time dividend was declared for all dividends that will be payable from issuance through the mandatory conversion date. We secured the payment of the dividends through the issuance of a promissory note and used a portion of the proceeds from the sale of the Series C preferred stock to purchase U.S. treasury securities that were pledged as collateral to secure the payments on the promissory note. The Series C mandatory convertible preferred stock will automatically convert on the mandatory conversion date of August 16, 2005, into between 50.813 and 62.5 shares of Corning common stock, depending on the then current market price. At any time prior to the mandatory conversion date, holders may

14. Shareholders' Equity (concluded)

elect to convert in whole or part of their shares of Series C preferred stock into 50.813 shares of common stock plus an amount of cash equal to the market value at that time of the pro rata share of the collateral portfolio that secures the promissory note.

The Series C mandatory convertible preferred stock has a liquidation preference of $100 per share, plus accrued and unpaid dividends.

Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) follow (in millions):

	Foreign currency translation adjustment	Minimum pension liability adjustment	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive (loss) income
January 1, 2002	$(199)		$ (4)	$ 10	$(193)
Foreign currency translation adjustment (net of tax of $28 million)	208				208
Minimum pension liability adjustment (net of tax of $107 million)		$(173)			(173)
Net unrealized gain on investments (net of tax of $2 million)			6		6
Unrealized derivative loss on cash flow hedges (net of tax of $17 million)				(27)	(27)
Reclassification adjustments on cash flow hedges (net of tax of $6 million)				9	9
Balance at December 31, 2002	$ 9	$(173)	$ 2	$ (8)	$(170)
Foreign currency translation adjustment (net of tax of $38 million)	239				239
Minimum pension liability adjustment (net of tax of $(18) million)(1)		26			26
Net unrealized gain on investments (net of tax of $3 million)			1		1
Unrealized derivative loss on cash flow hedges (net of tax of $4 million)				(30)	(30)
Reclassification adjustments on cash flow hedges (net of tax of $4 million)				32	32
Balance at December 31, 2003	$ 248	$(147)	$ 3	$ (6)	$ 98
Foreign currency translation adjustment(2)	174				174
Minimum pension liability adjustment(1)(2)		(126)			(126)
Net unrealized gain on investments(2)			8		8
Unrealized derivative loss on cash flow hedges(2)				(19)	(19)
Reclassification adjustments on cash flow hedges(2)				13	13
Balance at December 31, 2004	**$ 422**	**$(273)**	**$11**	**$(12)**	**$ 148**

(1) Includes adjustments from Dow Corning.
(2) Zero tax effect for 2004. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.

15. Loss Per Common Share

Basic loss per common share is computed by dividing loss attributable to common shareholders, adjusted for the Series C mandatory convertible preferred stock dividend, by the weighted-average number of common shares outstanding for the period. Diluted loss per common share assumes the issuance of common shares for all potentially dilutive securities outstanding. Since we reported a loss from continuing operations in 2004, 2003 and 2002, the diluted loss per common share is the same as the basic loss per common share, as any potentially dilutive securities would reduce the loss per common share from continuing operations.

15. Loss Per Common Share (concluded)

The reconciliation of the amounts used to compute basic and diluted loss per common share from continuing operations follows (in millions, except per share amounts):

	For the years ended December 31,								
	2004			2003			2002		
	Loss	**Weighted-Average Shares**	**Per Share Amount**	Loss	Weighted-Average Shares	Per Share Amount	Loss	Weighted-Average Shares	Per Share Amount
Loss from continuing operations	**$(2,185)**			$(223)			$(1,780)		
Less: Preferred stock dividend requirements							128		
Loss income from continuing operations attributable to common shareholders	**(2,185)**			(223)			(1,908)		
Basic and Diluted Loss Per Common Share	**$(2,185)**	**1,386**	**$(1.57)**	$(223)	1,274	$(0.18)	$(1,908)	1,030	$(1.85)

The following potential common shares were excluded from the calculation of diluted loss per common share due to their anti-dilutive effect or, in the case of stock options, because their exercise price was greater than the average market price for the periods presented (in millions):

	For the years ended December 31,		
	2004	2003	2002
Potential common shares excluded from the calculation of diluted loss per share:			
Stock options	**34**	19	1
7% mandatory convertible preferred stock	**36**	65	31
3.5% convertible debentures	**41**	69	69
4.875% convertible notes	**6**	6	6
Zero coupon convertible debentures	**3**	10	21
Total	**120**	169	128
Stock options excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares	**59**	76	84

16. Stock Compensation Plans

At December 31, 2004, our stock compensation programs are in accordance with the 2000 Employee Equity Participation Program and 2000 Equity Plan for Non-Employee Directors Program. For calendar years beginning January 1, 2001, 3.5% of our common stock outstanding at the beginning of the year and any ungranted shares from prior years will be available for grant in the current year. At December 31, 2004, 114 million shares are available under these programs for 2005. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following year.

16. Stock Compensation Plans (continued)

Stock Option Plans

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

Changes in the status of outstanding options follow:

	Number of Shares (in thousands)	Weighted-Average Exercise Price
Options outstanding January 1, 2002	72,391	$34.21
Options granted under plans	26,852	$ 4.55
Options exercised	(56)	$ 1.86
Options terminated	(1,860)	$23.20
Options outstanding December 31, 2002	97,327	$26.47
Options granted under plans	40,953	$ 5.85
Options exercised	(1,547)	$ 6.75
Options terminated	(1,381)	$16.26
Options outstanding December 31, 2003	135,352	$20.58
Options granted under plans	13,625	$11.98
Options exercised	(8,401)	$ 6.15
Options terminated	(1,553)	$27.49
Options outstanding December 31, 2004	**139,023**	**$20.43**
Options exercisable at December 31, 2004	**108,126**	**$24.22**
Options exercisable at December 31, 2003	72,867	$27.47
Options exercisable at December 31, 2002	42,428	$28.96

The weighted-average fair value of options granted was $4.99 in 2004, $3.82 in 2003 and $3.64 in 2002.

The following table summarizes information about our stock option plans at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004 (in thousands)	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at December 31, 2004 (in thousands)	Weighted-Average Exercise Price
$ 1.54 to 3.80	14,352	7.9	$ 3.17	3,546	$ 2.25
$ 4.06 to 6.93	20,621	8.0	$ 4.76	13,763	$ 4.86
$ 7.08 to 9.95	34,858	6.7	$ 8.43	33,685	$ 8.46
$ 10.05 to 15.87	26,337	7.9	$13.03	14,277	$14.00
$ 16.08 to 29.58	12,940	6.2	$19.83	12,940	$19.83
$ 30.01 to 59.50	12,743	5.7	$47.07	12,743	$47.07
$ 60.24 to 74.09	16,524	5.6	$69.16	16,524	$69.16
$ 76.03 to 111.00	648	5.7	$92.14	648	$92.14
	139,023	7.0	$20.43	108,126	$24.22

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration.

16. Stock Compensation Plans (concluded)

In 2004, 2003 and 2002, grants of 3,051,000 shares, 1,842,000 shares and 88,500 shares, respectively, were made under this plan. The weighted-average price of the grants was $12.57 in 2004, $10.61 in 2003 and $7.15 in 2002, respectively. A total of 5.1 million shares issued remained subject to forfeiture at December 31, 2004.

We apply APB 25 accounting for our stock-based compensation plans. Compensation expense is recorded for awards of shares or share rights over the period earned. Compensation expense of $5 million, $1 million and $1 million, net of tax, was recorded in 2004, 2003 and 2002, respectively.

SFAS 123 requires that reload options be treated as separate grants from the related original option grants. Under our reload program, upon exercise of an option, employees may tender unrestricted shares owned at the time of exercise to pay the exercise price and related tax withholding, and receive a reload option covering the same number of shares tendered for such purposes at the market price on the date of exercise. The reload options vest in one year and are only granted in certain circumstances according to the original terms of the option being exercised. The existence of the reload feature results in a greater number of options being measured.

For purposes of SFAS 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

The following are weighted-average assumptions used for grants under our stock plans in 2004, 2003 and 2002, respectively:

	2004	2003	2002
Expected life in years	**4**	5	5
Risk free interest rate	**3.4%**	2.9%	4.0%
Expected volatility	**50%**	79%	80%

During 2004, Corning updated its analysis of the historical stock exercise behavior of its employees, among other relevant factors, and determined that the best estimate of the stock options' expected term granted in 2004 was 4 years, compared to our previous expected term estimate of 5 years. Additionally, Corning used a 10-year mean reversion analysis, as allowed by SFAS 123, to determine the volatility assumption also used to estimate the fair value of options granted in 2004. Prior to 2004, Corning used historical trailing volatility for a period equal to the expected term of our stock options. Corning believes a mean reversion analysis provides a better estimate of future volatility expectations.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of the beginning-of-quarter or end-of-quarter market price.

17. Business Combinations

We had no acquisitions in 2004 or 2003. The following table presents information related to our acquisitions for the year ended December 31, 2002 (in millions):

Acquisition	Date	Initial Price	Form	Goodwill & Intangibles
Lucent Technologies Joint Ventures(1)	9/02	$198	Cash/Stock	$110

(1) Acquisition of 56% interest in Lucent Technologies Shanghai Fiber Optic Co., Ltd. and a 68% interest in Lucent Technologies Beijing Fiber Optic Cable Co., Ltd. from Lucent Technologies. The Shanghai-based company manufactures optical fiber and the Beijing-based company manufactures fiber cable. Purchase price included 30 million shares of Corning common stock valued at $48 million. These entities are included in the Telecommunications segment.

17. Business Combinations (concluded)

The transaction listed on the previous table was accounted for under the purchase method of accounting. We are responsible for estimating the fair value of the assets and liabilities acquired. We have made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. From time to time we use our common stock as consideration for business combinations. The value of the common stock is based upon the average closing price of Corning common stock for a range of days surrounding the agreement or announcement and adjusted for a discount commensurate with restrictions on the shares, if applicable.

18. Operating Segments

Corning conducts its worldwide operations through operating segments, which are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our Chief Operating Decision Making group (CODM) is comprised of the chairman and chief executive officer, vice chairman and chief financial officer, president and chief operating officer, president-Corning Technologies, executive vice president-chief administrative officer, executive vice president-chief technology officer, and senior vice president and operations chief of staff.

Our reportable operating segments follow:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays;
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

All other operating segments that do not meet the quantitative threshold for separate reporting (e.g., Specialty Materials, Ophthalmic and Conventional Video Components), certain corporate investments (e.g. Dow Corning and Steuben), discontinued operations, and unallocated expenses (including other corporate items) have been grouped as "Unallocated and Other." Unallocated expenses include: gains or losses on repurchases and retirement of debt; charges related to the asbestos litigation; restructuring and impairment charges related to the corporate research and development or staff organizations; and charges for increases in our tax valuation allowance. Unallocated and Other also represents the reconciliation between the totals for the reportable segments and our consolidated operating results.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements. Revenue attributed to geographic areas is based on the location of the customer.

18. Operating Segments (continued)

	Display Technologies	Telecom-munications	Environmental Technologies	Life Sciences	Unallocated and Other	Consolidated Total
For the year ended December 31, 2004						
Net sales	$1,113	$ 1,539	$548	$304	$ 350	$ 3,854
Depreciation[1]	$ 131	$ 204	$ 65	$ 22	$ 63	$ 485
Amortization of purchased intangibles		$ 37			$ 1	$ 38
Research, development and engineering expenses[2]	$ 83	$ 90	$ 87	$ 38	$ 57	$ 355
Restructuring, impairment and other charges and (credits)		$ 1,798			$ (9)	$ 1,789
Interest expense[3]	$ 52	$ 50	$ 22	$ 5	$ 12	$ 141
(Provision) benefit for income taxes	$ (146)	$ 29		$ (6)	$ (908)	$(1,031)
Income (loss) before minority interests and equity (losses) earnings[4]	$ 258	$(1,862)	$ 3	$ 12	$(1,022)	$(2,611)
Minority interests[5]		2			(19)	(17)
Equity in earnings of associated companies, net of impairments[6]	288	(33)	1		187	443
Income from discontinued operations					20	20
Net income (loss)	$ 546	$(1,893)	$ 4	$ 12	$ (834)	$(2,165)
Investment in associated companies, at equity	$ 582	$ 23	$ 31		$ 787	$ 1,423
Segment assets[7]	$2,470	$ 1,341	$587	$123	$ 5,189	$ 9,710
Capital expenditures	$ 640	$ 32	$124	$ 11	$ 50	$ 857
For the year ended December 31, 2003						
Net sales	$ 595	$ 1,426	$476	$281	$ 312	$ 3,090
Depreciation[1]	$ 110	$ 246	$ 80	$ 38	$ 6	$ 480
Amortization of purchased intangibles		$ 37				$ 37
Research, development and engineering expenses[2]	$ 55	$ 120	$ 87	$ 28	$ 54	$ 344
Restructuring, impairment and other charges and (credits)		$ (36)			$ 147	$ 111
Interest expense[3]	$ 39	$ 75	$ 19	$ 5	$ 16	$ 154
(Provision) benefit for income taxes	$ (45)	$ 78	$ (5)	$ (7)	$ 233	$ 254
Income (loss) before minority interests and equity (losses) earnings[4]	$ 91	$ (158)	$ 9	$ 14	$ (461)	$ (505)
Minority interests[5]					73	73
Equity in earnings of associated companies, net of impairments[6]	144	(11)			76	209
Net income (loss)	$ 235	$ (169)	$ 9	$ 14	$ (312)	$ (223)
Investment in associated companies, at equity	$ 299	$ 59	$ 30		$ 590	$ 978
Segment assets[7]	$1,297	$ 1,848	$485	$111	$ 7,011	$10,752
Capital expenditures	$ 251	$ 15	$ 69	$ 7	$ 24	$ 366
For the year ended December 31, 2002						
Net sales	$ 405	$ 1,631	$394	$280	$ 454	$ 3,164
Depreciation[1]	$ 79	$ 379	$ 50	$ 22	$ 88	$ 618
Amortization of purchased intangibles		$ 41			$ 2	$ 43
Research, development and engineering expenses[2]	$ 41	$ 308	$ 63	$ 17	$ 54	$ 483
Restructuring, impairment and other charges and (credits)		$ 1,722	$ 2	$ 1	$ 355	$ 2,080
Interest expense[3]	$ 29	$ 99	$ 16	$ 5	$ 30	$ 179
(Provision) benefit for income taxes	$ (20)	$ 722	$ (8)	$(13)	$ 45	$ 726
Income (loss) before minority interests and equity (losses) earnings[4]	$ 39	$(1,838)	$ 16	$ 25	$ (236)	$(1,994)
Minority interests[5]		1			97	98
Equity in earnings of associated companies, net of impairments[6]	80	(60)	16		80	116
Income from discontinued operations					478	478
Net income (loss)	$ 119	$(1,897)	$ 32	$ 25	$ 419	$(1,302)
Investment in associated companies, at equity	$ 187	$ 72	$ 30		$ 457	$ 746
Segment assets[7]	$ 913	$ 2,243	$428	$126	$ 7,696	$11,406
Capital expenditures	$ 77	$ 49	$ 74	$ 8	$ 149	$ 357

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment. Related depreciable assets are not allocated to segment assets.

(2) Non-direct research, development and engineering expenses are allocated to segments based upon direct project spending for each segment.

(3) Interest expense is allocated to segments based on a percentage of segment net operating assets. Consolidated subsidiaries with independent capital structures do not receive additional allocations of interest expense.

18. Operating Segments (continued)

(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(5) Minority interests include the following restructuring, impairment and other charges and (credits):

- For 2004, gains from the sale of assets of CAV in excess of assumed salvage value of $17 million, and reversals of CAV severance reserves of $2 million.
- Impairment charges for long-lived assets of CAV and exit costs of $57 million and $70 million for 2003 and 2002, respectively.

(6) Equity in earnings of associated companies, net of impairments includes the following restructuring and impairment charges:

- $35 million, $7 million and $34 million of charges to impair equity method investments in the Telecommunications segment to their estimated fair value in 2004, 2003 and 2002, respectively.
- In 2004, Dow Corning Corporation recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2003, Samsung Corning Co., Ltd. recorded asset impairment charges. Our equity earnings included $66 million related to these charges.
- In 2002, Samsung Corning Micro-Optics Company Ltd. recorded restructuring and impairment charges. Our equity earnings included $20 million related to these charges.

(7) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

A reconciliation of reportable segment net income (loss) to consolidated net loss follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Net (loss) income of reportable segments	**$(1,331)**	$ 89	$(1,721)
Non-reportable operating segments net income (loss)(1)	**16**	(139)	(29)
Unallocated amounts:			
Non-segment loss and other(2)	**(13)**	(51)	(24)
Non-segment restructuring, impairment and other (charges) and credits	**4**	(13)	(208)
Asbestos settlement	**(33)**	(413)	
Interest income	**25**	32	41
(Loss) gain on repurchases of debt	**(36)**	19	176
(Provision) benefit for income taxes(3)	**(933)**	170	(24)
Minority interests			1
Equity in earnings of associated companies, net of impairments(4)	**116**	83	8
Income from discontinued operations	**20**		478
Net loss	**$(2,165)**	$ (223)	$(1,302)

(1) Non-reportable operating segments net (loss) income includes the results of non-reportable operating segments.

(2) Non-segment loss and other includes the results of non-segment operations and other corporate activities.

(3) (Provision) benefit for income taxes includes taxes associated with non-segment restructuring, impairment and other charges and (credits) and $937 for the impact of establishing a valuation allowance against certain deferred tax assets in 2004.

(4) Equity in earnings of associated companies, net of impairments includes amounts derived from corporate investments, primarily Dow Corning Corporation.

The following table provides net sales for the Telecommunications segment (in millions):

	Years ended December 31,		
	2004	2003	2002
Net sales:			
Optical fiber and cable	**$ 755**	$ 760	$ 859
Hardware and equipment	**784**	612	661
Photonic technologies		54	111
Total net sales	**$ 1,539**	$1,426	$ 1,631

The following table provides net sales for the Environmental Technologies segment (in millions):

	Years ended December 31,		
	2004	2003	2002
Net sales:			
Automotive	**$ 479**	$ 430	$ 375
Diesel	**69**	46	19
Total net sales	**$ 548**	$ 476	$ 394

18. Operating Segments (concluded)

A reconciliation of reportable segment assets to consolidated assets follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Total assets of reportable segments	**$4,521**	$ 3,732	$ 3,693
Non-reportable operating segments assets	**724**	682	915
Unallocated amounts:			
Current assets(1)	**2,169**	1,698	2,746
Investments(2)	**407**	274	42
Property, net(3)	**886**	973	903
Other non-current assets(4)	**1,003**	3,393	3,107
Total assets	**$9,710**	$10,752	$11,406

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.
(2) Represents corporate investments in associated companies, at both cost and equity (primarily Dow Corning Corporation).
(3) Represents corporate property not specifically identifiable to an operating segment.
(4) Includes non-current corporate assets, pension assets and deferred taxes.

Information concerning principal geographic areas was as follows (in millions):

	2004		2003		2002	
	Net Sales	**Long-lived Assets(1)**	Net Sales	Long-lived Assets(1)	Net Sales	Long-lived Assets(1)
North America						
United States	**$1,337**	**$2,982**	$1,222	$4,435	$1,446	$4,588
Canada	**120**		88	70	122	66
Mexico	**43**	**23**	65	72	56	73
Total North America	**1,500**	**3,005**	1,375	4,577	1,624	4,727
Asia Pacific						
Japan	**540**	**511**	382	349	372	292
Taiwan	**705**	**985**	322	231	181	114
China	**101**	**73**	134	191	102	189
Korea	**60**	**938**	55	620	57	574
Other	**174**	**8**	150	22	150	15
Total Asia Pacific	**1,580**	**2,515**	1,043	1,413	862	1,184
Europe						
Germany	**274**	**212**	198	295	210	236
France	**40**	**124**	42	133	46	121
United Kingdom	**65**	**80**	74	67	82	83
Italy	**38**		36	268	47	265
Other	**236**	**32**	194	77	183	39
Total Europe	**653**	**448**	544	840	568	744
Latin America						
Brazil	**19**	**3**	17	2	15	2
Other	**12**		11	1	6	1
Total Latin America	**31**	**3**	28	3	21	3
All Other	**90**	**18**	100		89	36
Total	**$3,854**	**$5,989**	$3,090	$6,833	$3,164	$6,694

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2004	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 38	$ 4	$ 12	$ 30
Deferred tax assets valuation allowance	$469	$1,216		$1,685
Accumulated amortization of purchased intangible assets	$147	$ 49		$ 196
Reserves for accrued costs of business restructuring	$186	$ 2	$ 93	$ 95

Year ended December 31, 2003	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 59	$ 5	$ 26	$ 38
Deferred tax assets valuation allowance	$417	$ 52		$ 469
Accumulated amortization of purchased intangible assets	$104	$ 43		$ 147
Reserves for accrued costs of business restructuring	$405	$ 127	$346	$ 186

Year ended December 31, 2002	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 60	$ 15	$ 16	$ 59
Deferred tax assets valuation allowance	$189	$ 228		$ 417
Accumulated amortization of purchased intangible assets	$ 90	$ 43	$ 29	$ 104
Reserves for accrued costs of business restructuring	$276	$ 461	$332	$ 405

QUARTERLY OPERATING RESULTS
(unaudited)

(in millions, except per share amounts)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 844	$ 971	$ 1,006	$1,033	$ 3,854
Gross margin	$ 300	$ 346	$ 404	$ 365	$ 1,415
Restructuring, impairment and other charges and (credits)	$ 34	$ (34)	$ 1,794	$ (5)	$ 1,789
Asbestos settlement	$ 19	$ 47	$ (50)	$ 17	$ 33
(Loss) income from continuing operations before income taxes, minority interests and equity earnings	$ (64)	$ 36	$(1,619)	$ 67	$(1,580)
(Provision) benefit for income taxes	12	(24)	(985)	(34)	(1,031)
Minority interests		(11)	(3)	(3)	(17)
Equity in earnings of associated companies, net of impairments	107	107	96	133	443
Loss from continuing operations	$ 55	$ 108	$(2,511)	$ 163	$(2,185)
Income from discontinued operations[1]			20		20
Net (loss) income	$ 55	$ 108	$(2,491)	$ 163	$(2,165)
Basic (loss) earnings per common share from:					
Continuing operations	$ 0.04	$ 0.08	$ (1.79)	$ 0.12	$ (1.57)
Discontinued operations			0.01		0.01
Basic (loss) earnings per common share	$ 0.04	$ 0.08	$ (1.78)	$ 0.12	$ (1.56)
Diluted (loss) earnings per common share from:					
Continuing operations	$ 0.04	$ 0.07	$ (1.79)	$ 0.11	$ (1.57)
Discontinued operations			0.01		0.01
Diluted (loss) earnings per common share	$ 0.04	$ 0.07	$ (1.78)	$ 0.11	$ (1.56)

(1) Discontinued operations are described in Note 2 (Discontinued Operations) to the Consolidated Financial Statements.

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 746	$ 752	$ 772	$ 820	$ 3,090
Gross margin	$ 200	$ 181	$ 226	$ 242	$ 849
Restructuring, impairment and other charges and (credits)	$ 51	$ 49	$ (10)	$ 21	$ 111
Asbestos settlement	$ 298	$ 39	$ 51	$ 25	$ 413
Loss from continuing operations before income taxes, minority interests and equity earnings	$ (445)	$ (149)	$ (74)	$ (91)	$ (759)
Benefit for income taxes	144	34	30	46	254
Minority interests	37	33	2	1	73
Equity in earnings of associated companies, net of impairments	59	60	75	15	209
Net (loss) income	$ (205)	$ (22)	$ 33	$ (29)	$ (223)
Basic (loss) earnings per common share	$(0.17)	$(0.02)	$ 0.03	$ (0.02)	$ (0.18)
Diluted (loss) earnings per common share	$(0.17)	$(0.02)	$ 0.02	$ (0.02)	$ (0.18)

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Investor Information

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 28, 2005, in Corning, N.Y. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 8, 2005. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K can also be accessed electronically through the Investor Relations category of the home page on the Internet at: www.corning.com

Investor Information

Investment analysts who need additional information may contact Mr. Kenneth C. Sofio, Director of Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent and Registrar

Computershare Investor Services LLC
P.O. Box A-3504
Chicago, IL 60690-3504
Telephone: 800.255.0461
Website: www.computershare.com

Change of Address

Report change of address to Computershare Investor Services LLC at the above address.

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

The statements in this annual report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— global economic and political conditions,
— tariffs, import duties and currency fluctuations,
— product demand and industry capacity,
— competitive products and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in capital spending by customers
— disruptions in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns,
— facility expansions and new plant start-up costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation,
— product and components performance issues,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory level, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

The following trademarks of Corning Incorporated appear in this report:

Corning
Discovering Beyond Imagination
Epic
Flame of Discovery Design
Pyrex

Corning is an equal opportunity employer.

Board of Directors

JOHN SEELY BROWN
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA (2)(5)

JAMES B. FLAWS
Vice Chairman
and Chief Financial Officer
Corning Incorporated
Corning, NY (4)(6)(7)

GORDON GUND
Chairman
and Chief Executive Officer
Gund Investment Corporation
Princeton, NJ (2)(6)

JOHN M. HENNESSY
Senior Advisor
Credit Suisse First Boston
New York, NY (4)(5)

JAMES R. HOUGHTON
Chairman
and Chief Executive Officer
Corning Incorporated
Corning, NY (7)

JEREMY R. KNOWLES
Professor and Former Dean,
Faculty of Arts & Sciences
Harvard University
Cambridge, MA (3)(6)

JAMES J. O'CONNOR
Retired Chairman
and Chief Executive Officer
Unicom Corporation
Chicago, IL (2)(5)

DEBORAH D. RIEMAN
Retired President
and Chief Executive Officer
Check Point Software Technologies,
Incorporated
Woodside, CA (1)(3)

H. ONNO RUDING
Retired Vice Chairman
and Director
Citicorp and Citibank, N.A.
Brussels, Belgium (1)(4)

EUGENE C. SIT
Chairman, Chief Executive Officer
and Chief Investment Officer
Sit Investment Associates, Inc.
Minneapolis, MN (3)(6)

WILLIAM D. SMITHBURG
Retired Chairman, President
and Chief Executive Officer
The Quaker Oats Company
Chicago, IL (1)(2)

HANSEL E. TOOKES II
Retired Chief Executive Officer
and Chairman
Raytheon Aircraft Company
Arlington, VA (1)(4)

PETER F. VOLANAKIS
President, Corning Technologies
Corning Incorporated
Corning, NY (3)(6)(7)

WENDELL P. WEEKS
President
and Chief Operating Officer
Corning Incorporated
Corning, NY (4)(7)

Corporate Officers

JAMES R. HOUGHTON
Chairman of the Board
and Chief Executive Officer

JAMES B. FLAWS
Vice Chairman
and Chief Financial Officer

WENDELL P. WEEKS
President
and Chief Operating Officer

PETER F. VOLANAKIS
President —
Corning Technologies

KIRK P. GREGG
Executive Vice President
and Chief Administrative Officer

JOSEPH A. MILLER JR.
Executive Vice President
and Chief Technology Officer

KATHERINE A. ASBECK
Senior Vice President
and Corporate Controller

WILLIAM D. EGGERS
Senior Vice President
and General Counsel

MARK S. ROGUS
Senior Vice President
and Treasurer

PAMELA C. SCHNEIDER
Senior Vice President
and Operations Chief of Staff

DENISE A. HAUSELT
Corporate Secretary
and Assistant General Counsel

Other Officers

LARRY AIELLO JR.
President
and Chief Executive Officer—
Corning Cable Systems

R. PIERCE BAKER III
Senior Vice President
and General Manager—
Life Sciences

ROBERT B. BROWN
Senior Vice President
and General Manager—
Environmental Technologies

JAMES P. CLAPPIN
General Manager —
Display Technologies,
President —
Display Technologies Asia

CHARLES R. CRAIG
Vice President—
Science & Technology
and Director of Administration
and Operations

ROBERT L. ECKLIN
Executive Vice President—
Environmental Technologies
and Strategic Growth

ALAN T. EUSDEN
Senior Vice President—
Corning Shared Services
and Finance Strategy

KURT R. FISCHER
Vice President—
Human Resources

RICHARD J. FISHBURN
Senior Vice President
and Chief Information Officer

VINCENT P. HATTON
Senior Vice President—
Legal Department

THOMAS R. HINMAN
Vice President
and General Manager—
Diesel Technologies

CLARK S. KINLIN
General Manager—
Greater China

DONALD A. MCCABE JR.
Vice President—
Performance Excellence

E. MARIE MCKEE
Senior Vice President—
Corning Incorporated

DONALD B. MCNAUGHTON
Senior Vice President—
Display

LAWRENCE D. MCRAE
Senior Vice President—
Corporate Development

DAVID L. MORSE
Vice President—
Science & Technology
and Director of Corporate
Research

ERIC S. MUSSER
Vice President
and General Manager —
Optical Fiber

MARK A. NEWHOUSE
Vice President —
Strategic Growth

WILLIAM PLERHOPLES
Senior Vice President—
Manufacturing, Technology
and Engineering

TIMOTHY J. REGAN
Senior Vice President—
Government Affairs

JAMES R. STEINER
Senior Vice President
and General Manager—
Specialty Materials

2004 Board Committees

(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Pension; (7) Executive

CORNING
Discovering Beyond Imagination

Corning Incorporated

One Riverfront Plaza
Corning, NY 14831-0001
607 974 9000
www.corning.com

02AR32104EN

Printed in USA

Corporate Values

Corning's Values provide an unchanging moral and ethical compass that guides the actions of everyone in the company. The corporate values are: *Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual.*

Total Quality

It is the policy of Corning Incorporated to achieve Total Quality through Performance Excellence. Performance Excellence is Quality in Action — Values, Execution and Improvement. This means each of us, individually and in teams, will understand, anticipate and surpass the expectations of customers and markets without error, on time, every time.

Environmental Policy

Corning Incorporated is committed to protecting the environment — everywhere in the world where we operate — through continuous improvement of our processes, products and services.

We achieve this by:

- Complying with and striving to exceed all applicable laws, regulations and company standards.
- Maintaining an environmental management system that assures this policy is implemented, including:
  - Establishing goals and targets.
  - Conducting environmental audits and progress reviews.
  - Communicating policy to everyone involved.
- Implementing measures to reduce pollution, waste and energy consumption.
- Recycling and working to create innovative recycling opportunities.
- Promoting and increasing environmental awareness within our plants and facilities.

Building into our research, development and engineering process a commitment to explore the use of environmentally-friendly technologies and materials.

In summary, Corning is committed to providing a safe work environment for employees, and a safe living environment for our neighbors.

Corning Incorporated Foundation

Corning Incorporated Foundation was established in 1952 to administer the charitable contributions of Corning Incorporated. Grants to communities in which Corning operates account for over 50% of the Foundation's investments. Typical recipients are performing arts organizations, public school systems, libraries, hospitals and other institutions which promote the quality of life in locations where we operate.

Employee giving is encouraged by the Foundation through its Matching Gifts Program. A Foundation Report of Activities is available to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.